As filed with the Securities and Exchange Commission on October 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

EARLE M. JORGENSEN COMPANY

(Exact name of registrant as specified in its charter)

Delaware	5051	95-0886610
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

10650 Alameda Street, Lynwood, California 90262, (323) 567-1122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

WILLIAM S. JOHNSON

Vice President, Chief Financial Officer and Secretary

10650 Alameda Street, Lynwood, California 90262, (323) 567-1122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

MARK A. CONLEY, ESQ. ADAM R. KLEIN, ESQ. Katten Muchin Zavis Rosenman 2029 Century Park East, Suite 2600 Los Angeles, California 90067 (310) 788-4400	MARK C. SMITH, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering:  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value	$250,000,000	$31,675

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion. Dated October 1, 2004.

                     Shares

Earle M. Jorgensen Company

Common Stock

This is an initial public offering of shares of common stock of Earle M. Jorgensen Company. All of the                  shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on The New York Stock Exchange under the symbol “JOR.”

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price less the underwriting discount.

Investing in our common stock involves risks. See “ Risk Factors” on page 10.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Earle M. Jorgensen Company
Per Share		$		$		$
Total	$		$		$

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Goldman, Sachs & Co.

ABN AMRO Rothschild LLC

CIBC World Markets

Citigroup

The date of this prospectus is            , 2004.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until             , 2004 (the 25th day after commencement of this offering), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus includes market share and industry data that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and various industry publications. Industry surveys, publications and consultant surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Except where otherwise noted, statements regarding our position relative to our competitors or as to market share refer to recently available data.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those financial statements, before making an investment decision. In this prospectus, unless the context requires otherwise, (1) the terms “EMJ,” “Earle M. Jorgensen,” “we,” “us” and “our” refer to Earle M. Jorgensen Company and its subsidiaries, and (2) the term “Holding” refers to Earle M. Jorgensen Holding Company, Inc. “EBITDA” is defined and discussed in footnote 6 under the heading “Summary Consolidated Financial and Other Data.” Our fiscal year ends March 31 of each applicable year.

Earle M. Jorgensen Company

Overview

We are a leading distributor of metal bar and tubular products used by North American manufacturing companies and have been in business for over 80 years. We purchase over 25,000 different metal products in large quantities from primary producers, including a broad mix of carbon steel, stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, and construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 36 strategically located service and processing centers in the United States and Canada.

Our metal processing services consist of cutting to length, burning, sawing, honing, shearing, grinding, polishing and performing other similar services on most of the metal products we sell, all to customer specifications. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee.

In the 12 months ended June 30, 2004, we had revenues of $1,163.7 million, net income of $34.4 million and EBITDA of $104.2 million. During fiscal 2004 and the first three months of fiscal 2005, we handled approximately 7,900 and 8,300 sales transactions per business day, respectively, at an average sale price of approximately $520 and $690 per transaction, respectively.

During the past several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing our information management systems to improve customer service, and streamlining our management structure, reducing headcount and decreasing corporate overhead to reduce costs. We believe that our efficient operating structure enables us to achieve gross profit per employee levels that are considerably higher than those of our major competitors. From the end of fiscal 1998 to the end of fiscal 2004, we reduced our total headcount by approximately 27% to 1,616 employees. During the same time period, we increased our tons shipped per employee by approximately 65% to 407 in fiscal 2004 and EBITDA per employee by approximately 70% to $49,604 in fiscal 2004, based on the average number of employees in the applicable fiscal year.

Industry Overview

Metals service centers function as key intermediaries between the metals producers that desire to sell large volumes to few customers and the end-users that need specific products in smaller quantities. The metals distribution industry is fragmented, with approximately 1,300 participants throughout North America, the largest of which represented less than 5% of estimated industry sales in North America of $50 billion in 2003. The industry includes both general-line distributors, like us, that handle a wide range of metal products and specialty distributors that specialize in particular categories of metal products. The bar and tubular products that are our core products tend to be sold in smaller quantities, with shorter lead times and at higher gross margins than flat products, such as sheet and plate. We believe that a low-cost position coupled with excellent customer service, including breadth and availability of product offerings, timely and reliable delivery and responsiveness to customer needs, are the critical success factors that differentiate between various service centers. For example, metals end-users are increasingly moving to lean manufacturing models that require metal products to be delivered to them on an as-needed basis. This has increased these end-users’ need for service centers that can meet their delivery requirements by maintaining an extensive inventory of available metal products.

Competitive Strengths

Excellent Product Selection and Service. We are a recognized leader in the metals service center industry, with an excellent reputation for quality and service built over our 80 years of operation. We have an extensive inventory of core products, including one of the most extensive lines of bar and tubular products in North America. Over the last several years, we have further enhanced our reputation by implementing a program for our customers in which we guarantee on-time delivery of our products or they are free. This program, which we believe is unique among our major competitors in North America, has been very successful, with on-time performance of approximately 99% since its inception in 1999. Our broad network of service and processing centers and our proprietary information management systems have been critical to our ability to guarantee our service.

Excellent Supplier Relationships. We believe we are one of the largest purchasers of steel bars and tubing in North America and one of the leading distribution customers in our core products for each of our major suppliers. These supplier relationships enable us to better meet our customers’ demands for metals during periods of tight supply, such as the one our industry is currently experiencing.

Broad Network of Strategically Located Facilities and Diverse Customer Base. Our 36 service and processing centers are strategically located throughout North America, generally within one day’s delivery time to almost all U.S. manufacturing centers. Our broad service network enables us to provide services to national customers with multiple locations, as well as to smaller single-site customers. We serve more than 35,000 customers across a broad range of industries, with no single customer accounting for more than 2% of our revenues in fiscal 2004 or the first three months of fiscal 2005. Our ten largest customers represented approximately 10% of our revenues in fiscal 2004, and the average length of these customer relationships was approximately 14 years.

Focus on Information Management Systems. Through our proprietary information management systems, we track and allocate inventory among all of our locations, maintain high levels of customer service through better order and product reference data and monitor our operating results. We track our entire inventory on a real-time basis through our information management systems, which allows our salespeople and operating employees to have visibility into in-process orders and enables us to meet our on-time delivery guarantee.

Warehouse Automation. We recently completed the installation of an automated inventory storage and retrieval system in our largest facility, which is located in Chicago. This fully operational system, which we refer to as the Kasto system, allows us to streamline order filling and improve employee productivity, resulting in reduced material handling and processing costs and increased order fill rates. For example, warehouse cost per ton at our Chicago facility, which services regional customers and also supplies products to all of our other service centers, has decreased approximately 26% from $96.33 in the second quarter of fiscal 2004, the quarter immediately preceding the completion of the automated warehouse system’s installation, to $71.62 in the first quarter of fiscal 2005.

Experienced Management Team. Our senior management team has an average of 29 years of industry experience. Our chief executive officer, Maurice S. Nelson, Jr., has spent over 42 years in the metals industry with us and at Inland Steel Company and Alcoa Inc. Mr. Nelson was named the Service Center Executive of the Year for 2001 by Metal Center News and served as chairman of the Metal Service Center Institute during the 2002-2003 term.

Operating and Growth Strategy

Focus on Core Products. We believe our purchasing volumes for our core bar and tubular products enable us to achieve among the lowest available product acquisition costs for these products among metals service centers in North America. We believe we can grow our market share and increase profitability by continuing to focus our marketing efforts on our core products and capitalizing on our procurement advantage.

Focus on Timely and Reliable Delivery and Value-Added Services. We believe our guarantee to provide on-time delivery service will continue to differentiate us from our competition and enable us to increase our market share. In addition, we seek to increase our margins and grow our market share by complementing our metal product sales efforts with value-added services, such as inventory management and processing activities, including our special stocking programs and cutting and honing operations.

Expand Satellite Operations. We believe a key aspect of serving our current customers and acquiring new customers is having a physical presence in markets that require our products and services. Accordingly, we have been implementing a strategy to target those geographic areas where we can justify opening a “satellite” location. These locations are managed locally by warehouse and delivery personnel, stock a limited inventory of core products and require minimal initial and maintenance capital expenditures, resulting in a low-cost opportunity to serve select markets. Each satellite operation is supported by inventory, inside salespeople and the general management of one of our larger service centers. During the past 12 months, we have opened satellite facilities in Orlando, Florida and northern Ontario and have recently relocated our successful Chattanooga, Tennessee satellite facility to a larger new full service facility in Birmingham, Alabama. We continue to evaluate additional satellite locations.

Maintain Technology Leadership. We have made and will continue to make investments in technology in order to differentiate our capabilities from those of our competitors. We intend to continue to enhance our information management systems by upgrading software and hardware to improve the connectivity, stability and reliability of these systems, which will help us continue to improve our customer service. To further improve our productivity and efficiency, we are expanding the automated warehouse system in our Chicago facility and also evaluating the implementation of the system in our other facilities.

General Corporate Information

We were formed on May 3, 1990, when affiliates of Kelso & Company, L.P., a private investment firm, acquired control of and combined two leading metals distributors, Earle M. Jorgensen Company (founded in 1921) and Kilsby-Roberts Holding Co. (successor to C.A. Roberts Company, founded in 1915). In connection with the combination of these two companies, we became a wholly owned subsidiary of Earle M. Jorgensen Holding Company, Inc., or Holding. Holding has no operations and no significant assets other than our common stock. After the consummation of the financial restructuring transaction described below under “Transaction Related to this Offering,” Holding will cease to exist and the noteholders and stockholders of Holding will become stockholders of EMJ. However, we have included the consolidated financial statements of Holding in this prospectus because the financial restructuring will be accounted for in a manner similar to a pooling-of-interests because it constitutes a transfer of assets and exchange of shares between entities, EMJ and Holding, under common control and, therefore, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical basis.

Our principal executive offices are located at 10650 Alameda Street, Lynwood, California 90262, and our telephone number there is (323) 567-1122. Our web site is located at www.emjmetals.com. The information on our web site is not a part of this prospectus.

Transaction Related to this Offering

This offering is related to a financial restructuring transaction, which we refer to as the financial restructuring, pursuant to which Holding will be merged into a wholly owned subsidiary of EMJ, resulting in the following:

•	the conversion of all outstanding shares of Holding series A preferred stock, including dividends accumulated through September 30, 2004, into cash;

•	the exchange of all of Holding’s senior notes, or the Holding notes, including interest accrued through September 30, 2004, for cash in accordance with the allocation described under the heading “Use of Proceeds” and shares of EMJ common stock;

•	the conversion of all outstanding shares of Holding series B preferred stock as of September 30, 2004, into cash in accordance with the allocation described under the heading “Use of Proceeds” and shares of EMJ common stock;

•	the conversion of all outstanding shares of Holding common stock into an equal number of shares of EMJ common stock;

•	the exchange of all warrants to purchase shares of Holding common stock for shares of EMJ common stock; and

•	our assumption of the obligations of Holding to issue 2,091,000 shares of Holding common stock under all outstanding Holding stock options. These options will become exercisable for an equal number of shares of EMJ common stock at the same exercise prices.

Completion of the financial restructuring is conditioned upon (1) consummation of this offering at a public offering price that is between $             and $             per share and (2) the offering resulting in at least $             of net proceeds to EMJ. Completion of the financial restructuring is also contingent upon amending the consent order to which we are a party with the United States Department of Labor to allow Holding to make a special contribution of Holding common stock to our stock bonus plan as described under “Business—Legal Proceedings.” The closing of this offering is conditioned upon, and will occur on the same day as, the completion of the financial restructuring.

Using an exchange or conversion ratio based on a value of $             for each share of EMJ common stock, which is the assumed initial public offering price per share based on the mid-point of the range shown on the cover of this prospectus, and assuming net proceeds of this offering of $            , we will issue the following amounts of EMJ common stock and pay the following amounts of cash to holders of Holding series A preferred stock, Holding notes and Holding series B preferred stock upon consummation of the financial restructuring:

•	$43.3 million in cash based on 63,045 outstanding shares of Holding series A preferred stock, including dividends accumulated thereon, as of September 30, 2004;

•	shares of EMJ common stock and $ in cash based on the $257.2 million aggregate principal amount of, and accrued but unpaid interest on, Holding notes outstanding as of September 30, 2004;

•	shares of EMJ common stock and $ in cash based on 31,018 outstanding shares of Holding series B preferred stock, as of September 30, 2004;

•	11,399,860 shares of EMJ common stock based on 11,399,860 shares of Holding common stock outstanding as of September 30, 2004; and

•	shares of EMJ common stock based on warrants to purchase 2,937,915 shares of Holding common stock outstanding as of September 30, 2004.

If the initial public offering price per share is higher than $             or the net proceeds of this offering are greater than $            , we will issue fewer shares of our common stock to the Holding stockholders and noteholders upon consummation of the financial restructuring. If the initial public offering price per share is less than $             or the net proceeds of this offering are less than $            , we will issue more shares of our common stock to the Holding stockholders and noteholders upon consummation of the financial restructuring.

All of the shares of EMJ common stock issued in connection with the financial restructuring will be registered under the Securities Act on a registration statement on Form S-4 filed by EMJ. This means the shares issued pursuant to the financial restructuring will be freely tradable without restriction or further registration under the Securities Act, unless held by an “affiliate” as that term is defined in Rule 144 under the Securities Act and subject to the terms of lock-up agreements described under the heading “Shares Eligible for Future Sale—Lock-up Agreements.”

To effect the financial restructuring, we will enter into (1) an agreement and plan of merger and reorganization with Holding and a wholly owned subsidiary of EMJ and (2) an exchange agreement with Holding and Kelso Investment Associates, L.P., or KIA, Kelso Equity Partners II, L.P., or KP II, KIA III-Earle M. Jorgensen, L.P., or KIA III-EMJ, and Kelso Investment Associates IV, L.P., or KIA IV (collectively known as the Kelso funds). We cannot complete the financial restructuring unless the Holding stockholders approve and adopt the merger agreement and approve the merger. This approval requires the affirmative vote of a majority of:

•	all shares of Holding common stock and Holding series B preferred stock, voting together as a class; and

•	all shares of Holding common stock and Holding series B preferred stock, voting together as a class but excluding the shares of such stock held by KIA IV and its affiliates.

Holding will call a special meeting of its stockholders to obtain this approval. The special meeting is scheduled to be held on             , 2004.

As of September 30, 2004, KIA IV, the other Kelso funds and other Kelso affiliates, including one of our directors, held 8,259,799 shares of Holding common stock, which represented 72.5% of the issued and outstanding shares of Holding common stock, and 24,519 shares of Holding series A preferred stock, which represented 38.9% of the issued and outstanding shares of Holding series A preferred stock. The Kelso funds have agreed to vote all of the Holding common stock owned by them in favor of the merger agreement and the merger described above. As of September 30, 2004, KIA IV also held approximately $257.2 million of the Holding notes (including accrued but unpaid interest) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. Upon consummation of the financial restructuring and this offering, the Kelso funds will own              shares of our common stock, representing     % of our issued and outstanding common stock, and receive $             in cash, assuming an initial public offering price of $         per share, the mid-point of the range shown on the cover of this prospectus, and net proceeds of this offering of $            .

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds from this offering to pay the consideration for the Holding series A preferred stock and the cash portion of the consideration for the Holding notes and the Holding series B preferred stock.

Dividend policy	We do not anticipate paying cash dividends on our common stock in the foreseeable future.

Proposed New York Stock Exchange symbol	JOR

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of the date of this prospectus. This number and, unless otherwise indicated, the information in this prospectus:

•	excludes 2,091,000 shares of common stock issuable upon the exercise of stock options outstanding under the Holding stock option plan that will become exercisable for our common stock upon consummation of the financial restructuring, at a weighted average exercise price of $ per share;

•	excludes shares of common stock reserved and available for issuance under our stock incentive plan as of the date of this prospectus;

•	reflects the exchange of the Holding notes for shares of common stock upon consummation of the financial restructuring;

•	reflects the exchange of the Holding series B preferred stock for shares of common stock upon consummation of the financial restructuring;

•	reflects the exchange of the Holding common stock for 11,399,860 shares of common stock upon consummation of the financial restructuring;

•	reflects the exchange of the Holding warrants for shares of common stock upon consummation of the financial restructuring;

•	assumes, for purposes of determining the number of shares of common stock issuable upon consummation of the financial restructuring as set forth above, an initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus and cash proceeds of $ in the aggregate being paid to the Holding series A preferred stock, the Holding notes and the Holding series B preferred stock;

•	does not reflect our commitment to contribute up to shares of common stock to our stock bonus plan pursuant to the proposal we made to the United States Department of Labor, as described under “Business—Legal Proceedings;” and

•	assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial and Other Data

The following table presents our summary consolidated financial and other data for the periods and as of the date presented below. We derived the data for the fiscal years ended March 31, 2002, 2003 and 2004 from our audited consolidated financial statements for those periods that are included in this prospectus. We derived the data for the fiscal years ended March 31, 2000 and 2001 from our audited consolidated financial statements for those periods that are not included in this prospectus. We derived the data for the three months ended June 30, 2003 and 2004 and as of June 30, 2004 from our unaudited consolidated financial statements for those periods and as of that date that are included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for those periods and as of that date. Results for the three months ended June 30, 2004 are not necessarily indicative of results for the full fiscal year. We derived the data for the 12 months ended June 30, 2004 from our audited consolidated financial statements for the fiscal year ended March 31, 2004 and our unaudited consolidated financial statements for the three months ended June 30, 2003 and 2004 that are included in this prospectus. You should read the following information along with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each of which is included elsewhere in this prospectus.

	Fiscal Year Ended March 31,						Three Months Ended June 30,			Twelve Months Ended June 30, 2004
	2000	2001	2002	2003	2004		2003	2004
	(dollars in thousands, except per share data)
							(unaudited)			(unaudited)
Statement of Operations Data:

Revenues	$938,252	$1,059,681	$895,058	$919,927		$1,040,367	$238,299		$361,636	$1,163,704
Costs of goods sold	662,803	767,263	641,991	658,562		754,266	171,437		256,075	838,904
Gross profit	275,449	292,418	253,067	261,365		286,101	66,862		105,561	324,800
Expenses(1)	208,058	228,542	204,713	210,277		216,629	50,621		65,895	231,903

Income from operations	67,391	63,876	48,354	51,088		69,472	16,241		39,666	92,897
Net interest expense(2)	41,595	44,855	42,545	47,206		51,093	12,628		13,111	51,576
Income before income taxes	25,796	19,021	5,809	3,882		18,379	3,613		26,555	41,321
Net income	23,987	17,798	5,354	2,382		15,252	2,794		21,957	34,415

Unaudited pro forma net income(3)					$			$
Unaudited pro forma net income per share(3)
Basic					$			$
Diluted					$			$
Unaudited pro forma weighted average shares outstanding(4)
Basic
Diluted

Cash Flow Data:
Capital expenditures	$9,525	$14,475	$24,531	$15,335		$10,530	$1,899		$7,179	$15,810
Dividends paid(5)	13,372	5,514	14,963	35,587		5,781	—		—	5,781

Other Data (unaudited):
EBITDA(6)	$77,342	$74,911	$59,803	$62,457		$80,756	$19,041		$42,517	$104,232
COLI effect(7)	(717)	(2,374)	(1,738)	(1,752)		(561)	(1,184)		(1,159)	(536)
Revenues per employee(8)	484	517	496	539		639	143		221	719
EBITDA per employee(6)(8)	40	37	33	37		50	11		26	64
Average number of employees	1,938	2,051	1,805	1,706		1,628	1,663		1,635	1,619
Tons shipped	601,532	679,610	581,243	603,310		662,213	152,874		194,615	703,954

	June 30, 2004
	Actual	As Adjusted(9)
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$10,751	$
Total working capital	196,763
Total assets	615,644
Long-term debt	351,215
Total debt	354,891
Total stockholders’ equity (deficit)	(15,537)

(1)	Expenses include restructuring charges aggregating $2,432, $3,320, and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002 in connection with workforce reductions and consolidations and losses from the sale of significant assets in those fiscal years and a special compensation charge of $2,000 in connection with a payment to our chief executive officer in fiscal 2001.
(2)	Net interest expense includes amortization and write-off of debt issue costs aggregating $1,482, $1,482, $1,792, $1,416, $1,323, $330, $330 and $1,323 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively, net of interest income of $636, $1,179, $164, $83, $81, $31, $7 and $57 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively.
(3)	The total pro forma adjustments to net income are approximately $ and $ for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively. The adjustments consist of an adjustment of approximately $ and $ for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively, in connection with a special contribution of shares of our common stock to our stock bonus plan, which is described under “Business—Legal Proceedings.” The financial restructuring will be accounted for in a manner similar to a pooling-of-interests because it constitutes a transfer of assets and exchange of shares between entities, EMJ and Holding, under common control. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical basis. However, unaudited pro forma net income does not reflect interest expense of Holding in connection with the Holding notes because we will be using a portion of the net proceeds from this offering and shares of our common stock to repay the Holding notes.
(4)	The basic pro forma weighted average shares outstanding represents an increase of and weighted average shares as of March 31, 2004 and June 30, 2004, respectively, related to the issuance of shares that would have been issued by us in this offering, based on an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, and assuming net proceeds of $ will be used to pay the consideration for the Holding series A preferred stock and the cash portion of the consideration for the Holding notes and the Holding series B preferred stock, in accordance with the allocation described under the heading “Use of Proceeds.” The pro forma average shares outstanding also include an adjustment of 2,091,000 shares of our common stock to reflect Holding’s obligations to issue shares of Holding common stock under all outstanding Holding stock options and an adjustment of shares of our common stock to reflect Holding’s commitment to contribute those shares of Holding common stock to our stock bonus plan, both of which we will assume upon consummation of the financial restructuring.
(5)	Represents dividends paid to Holding in connection with the repurchase of its capital stock from terminated EMJ employees, as required by the terms of Holding’s stockholders agreement and our stock bonus plan. In fiscal 2003, we also paid a dividend to Holding of $25,000 to be used to repay a portion of the Holding notes.
(6)

“EBITDA” represents net income before net interest expense, provision for income taxes and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude any other non-cash charges or liabilities, such as LIFO adjustments of $(9,022), $887, $590, $(3,354), $14,343, $0, $11,375 and $25,718 and accruals for stock bonus plan contributions and postretirement benefits aggregating $2,862, $11, $249, $498, $619, $188, $188 and $619 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively. In addition, our EBITDA has not been adjusted for the following items: provisions for workforce reductions and consolidations and losses from the sale of significant assets aggregating $2,432, $3,320 and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002, respectively; special compensation of $2,000 payable to our chief executive officer in fiscal 2001; excise tax of $1,919 related to an IRS settlement in fiscal 2002; and a loss of $12,278 related to early retirement of debt in fiscal 2003. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance in our industry. Our management believes that EBITDA is useful in evaluating our operating performance between periods and compared to that of our competitors because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when measuring our performance in connection with determining incentive compensation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30, 2004
	2000	2001	2002	2003	2004	2003	2004
	(in thousands)
Reconciliation of EBITDA:
Net income	$23,987	$17,798	$5,354	$2,382	$15,252	$2,794	$21,957	$34,415
Depreciation and amortization	9,951	11,035	11,449	11,369	11,284	2,800	2,851	11,335
Net interest expense	41,595	44,855	42,545	47,206	51,093	12,628	13,111	51,576
Provision for income taxes	1,809	1,223	455	1,500	3,127	819	4,598	6,906

EBITDA	$77,342	$74,911	$59,803	$62,457	$80,756	$19,041	$42,517	$104,232

(7)	We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ. The effect of these company owned life insurance policies (COLI) on our pre-tax income consists of premium expense, policy dividend growth, and proceeds (death benefits) (which are reported as general and administrative expense) and policy interest expense on policy borrowings (which is reported as a component of interest expense). Under current U.S. federal tax law, the policy dividend growth is not currently taxable, the premium is non-deductible, the proceeds (death benefits) are tax exempt and the interest is deductible up to 96% of the contract rate.

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30,
	2000	2001	2002	2003	2004	2003	2004	2004
	(in thousands)
Calculation of COLI effect:

Cash surrender value—policy dividend growth	$14,029	$13,010	$13,521	$17,156	$17,751	$3,559	$4,790	$18,982
Cash surrender value—insurance premium	(2,101)	(2,217)	(2,325)	(2,866)	(3,081)	(915)	(893)	(3,059)
Proceeds (death benefits)	—	1,230	3,062	1,754	4,851	1,105	318	4,064

Total operating income impact of COLI	11,928	12,023	14,258	16,044	19,521	3,749	4,215	19,987

Cash surrender value—interest	(12,645)	(14,397)	(15,996)	(17,796)	(20,082)	(4,933)	(5,374)	(20,523)

Total pre-tax income impact of COLI	$(717)	$(2,374)	$(1,738)	$(1,752)	$(561)	$(1,184)	$(1,159)	$(536)

(8)	Calculated based on the average number of employees during the applicable period.
(9)	Gives effect to (1) the receipt by us of the net proceeds from the sale of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (2) the intended applications of the net proceeds of this offering, as set forth in “Use of Proceeds;” and (3) the consummation of the financial restructuring.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances described in these risk factors occurs, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

The prices we pay for metals may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results if we cannot pass on higher metal prices to our customers.

We purchase large quantities of carbon steel, stainless steel, aluminum and other metals, which we sell to a variety of end-users. The prices we pay for these metals and the prices we charge for our products may change depending on many factors outside of our control, including general economic conditions (both domestic and international), competition, production levels, import duties and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers. For example, in recent months our suppliers have added various surcharges to the price of metals related to increases in the costs of scrap, energy, raw material and other inputs. These surcharges may or may not continue in the future and could be increased, decreased or eliminated by the suppliers that have imposed them.

Our service centers maintain substantial inventories of metal to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase metal in quantities we believe to be appropriate to satisfy the anticipated needs of our customers based on information derived from customers, market conditions, historic usage and industry research. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders or at the time of shipment. During periods of rising prices for metal, we may be negatively impacted by delays between the time of metal price increases and price increases in our products if we are unable to pass these increases on to our customers. In addition, when metal prices decline, customer demands for lower prices could result in lower sale prices for our products and, as we use existing inventory that we purchased at higher metal prices, lower margins. Consequently, during periods in which we use this existing inventory, the effects of changing metal prices could adversely affect our operating results.

We operate in an industry that is subject to cyclical fluctuations and any downturn in general economic conditions or our customers’ industries could negatively impact our revenues, gross profit and net income.

The metals service center industry is cyclical, impacted by both market demand and metals supply. Periods of economic slowdown or recession in the United States, Canada or other countries, or the public perception that these may occur, would decrease the demand for our products and adversely affect our pricing. For example, the general slowing of the economy in fiscal 2002 and fiscal 2003 adversely impacted our product sales and pricing. While we experienced significantly improved sales volumes and pricing in fiscal 2004 and in the first quarter of fiscal 2005, this trend may not continue. Changing economic conditions could depress or delay demand for our products, which could adversely affect our revenues, gross profit and net income.

We sell many products to industries that are cyclical, such as the industrial equipment, oil, gas and energy, construction and agricultural equipment, and transportation industries. The demand for our products is directly related to, and quickly impacted by, demand for the finished goods manufactured by our customers in these industries, which may change as a result of the general U.S., Canadian or worldwide economy, domestic exchange rates, energy prices or other factors beyond our control. If we are unable to accurately project the product needs of our customers over varying lead times, we may not have sufficient inventory to be able to provide sought-after products on a timely basis. In addition, if we are not able to increase sales of products to customers in other industries when one or more of the cyclical industries that we serve is experiencing a decline, our revenues, gross profit and net income may be adversely affected.

The price of metals is subject to fluctuations in the supply and demand for metals worldwide and changes in the worldwide balance of supply and demand could negatively impact our revenues, gross profit and net income.

Metal prices are volatile due to, among other things, fluctuations in foreign and domestic production capacity, metals consumption and foreign currency rates. For example, in the past few years, China has significantly increased its consumption of metals and metal products. This large and growing demand for metals has significantly affected the metals industry, diverting supply to China and contributing to the recent increase in metal prices. If, in the future, China experiences a downturn in general economic conditions or increases its internal production of metals, its demand for metals produced outside of China could decrease. Such a decrease could cause a reduction in metal prices globally, which could adversely affect our revenues, gross profit and net income. Additionally, significant currency fluctuations in the United States or abroad could negatively impact our cost of metals and the pricing of our products. Recently, the decline in the dollar relative to foreign currencies resulted in increased prices for metals and metal products in the United States as imported metals became relatively more expensive. If, in the future, the dollar increases in value relative to foreign currencies, the domestic market may be more attractive to foreign producers, resulting in increased supply that could cause decreased metal prices and adversely affect our revenues, gross profit and net income.

We compete with a large number of companies in the metals service center industry, and if we are unable to compete effectively, our revenues, gross profit and net income may decline.

We compete with a large number of other general-line distributors and specialty distributors in the metals service center industry. Competition is based principally on price, inventory availability, timely delivery, customer service, quality and processing capabilities. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. Accordingly, these competitors may be better able to withstand changes in conditions within our customers’ industries and may have greater operating and financial flexibility than we have. To compete for customer sales, we may lower our prices or offer increased services at a higher cost to us, which could reduce our revenues, gross profit and net income.

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we would lose their business.

Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate production operations or outsource particular functions overseas, we would lose their business, which could have an adverse effect on our revenues, gross profit and net income.

If we were to lose any of our primary suppliers or otherwise be unable to obtain sufficient amounts of necessary metals on a timely basis, we may not be able to meet our customers’ needs and may suffer reduced sales.

Because we have no long-term contracts to purchase metals, our primary suppliers of carbon steel, stainless steel, aluminum or other metals could curtail or discontinue their delivery of these metals to us in the quantities we need. Our ability to meet our customers’ needs and provide value-added inventory management services depends on our ability to maintain an uninterrupted supply of metal products from our suppliers. If our suppliers experience production problems, lack of capacity or transportation disruptions, the lead times for receiving our supply of metal products could be extended and the cost of our inventory may increase. If, in the future, we are unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain these metals from acceptable alternative sources at competitive prices to meet our delivery schedules. Even if we do find acceptable alternative suppliers, the process of locating and securing these alternatives may be disruptive to our business, which could have an adverse impact on our ability to meet our customers’ needs and reduce our sales, gross profit and net income. In addition, if a significant domestic supply source is discontinued and we cannot find acceptable domestic alternatives, we may need to find a foreign source of supply. Dependence on foreign sources of supply could lead to longer lead times, increased price volatility, less favorable payment terms and certain tariffs and duties.

Our business may be adversely affected by our “on-time or free” delivery guarantee if we are unable to deliver our products on a timely basis.

We provide customers with an “on-time or free” delivery guarantee. Therefore, significant disruptions to timely deliveries of our products could lead to increased customer credits, harm to our reputation and a loss of market share.

As a decentralized business, we depend on both senior management and our key operating employees; if we are unable to attract and retain these individuals, our ability to operate and grow our business may be adversely affected.

Because of our decentralized operating style, we depend on the efforts of our senior management, including our chief executive officer, Maurice S. Nelson, Jr., and key operating employees. We may not be able to retain these individuals or attract and retain additional qualified personnel when needed. We do not have employment agreements with any of our officers or employees in the United States, which may mean they may have less of an incentive to stay with us when presented with alternative employment opportunities. In addition, our senior management and key operating employees hold stock options that have vested and common stock in our stock bonus plan. These individuals may, therefore, be more likely to leave us if the shares of our common stock significantly appreciate in value. The loss of any key officer or employee will require remaining officers and employees to direct immediate and substantial attention to seeking a replacement. Our inability to retain members of our senior management or key operating employees or to find adequate replacements for any departing key officer or employee on a timely basis could adversely affect our ability to operate and grow our business.

Damage to our computer infrastructure and software systems could harm our business.

The unavailability of any of our information management systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to deliver products to our customers when needed, collect our receivables and manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. Through our information management systems, we track and allocate inventory among all of our locations, improve customer service through better order and product reference data and monitor operating results. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could lead to business interruptions that could harm our reputation, increase our operating costs and decrease our profitability. In addition, these systems are vulnerable to, among other things, damage or interruption from power loss, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

We have outsourced the maintenance and operation of our hardware to a third-party service provider that also provides us with backup systems in the event that our information management systems are damaged. It is possible that the backup facilities and other protective measures we take could prove to be inadequate. Moreover, it is possible that an event or disaster at our service provider’s facilities could materially and adversely affect our ability to meet our customers’ needs and the ability of each of our locations to operate efficiently.

Our business could be adversely affected by a disruption to our Chicago facility’s operations.

During the first quarter of fiscal 2005, our Chicago facility processed and shipped an average of 2,400 inventory line items per day, or approximately 29% of the line items shipped from all of our facilities during that period. Our Chicago facility serves its regional customers and also supplies products to all of our other service centers. Therefore, any disruption to our operations at this facility could adversely impact the performance of our other service centers and impair our ability to deliver products and services to our customers throughout the United States on a timely basis. Our operations at the Chicago facility could be disrupted in the event of:

•	damage to, or inoperability of, its automated warehouse system;

•	a hardware or software error, failure or crash;

•	a power or telecommunications failure; or

•	fire, flood or other natural disaster.

Any disruption could damage our reputation, cause customers to cease purchasing metals from us and cause customers to incur substantial losses. We could be subject to claims or litigation with respect to these losses. Our property and business interruption insurance may not adequately compensate us for all losses we may incur.

If we do not successfully implement our satellite operations growth strategy, our ability to grow our business could be impaired.

A key aspect of our growth strategy is the establishment of “satellite” operations, a physical presence in geographic markets (1) in which we have several significant customers or there are several potential customers that have a demand for our products and services and (2) that is supported by inventory, inside salespeople and the general management of one of our larger service centers. We may not be able to identify suitable locations for these operations or enter into agreements to purchase or lease locations upon satisfactory terms. In addition, we could fail to generate, or suffer a loss of, or a decrease in, purchases by one or more significant customers served by a satellite location, which could prevent us from realizing the expected benefits of such satellite location. Any of these occurrences could impair our ability to grow our business.

Labor disruptions could adversely affect our operations.

We have entered into collective bargaining agreements with union locals at our facilities that expire on staggered dates through 2010, including two agreements that expire in the next 12 months and cover 77 employees at two locations as of September 30, 2004. We may not be able to extend one or more of these contracts on favorable terms and conditions prior to expiration, which could lead to labor disruptions at the affected facility. A work stoppage at one of our facilities that lasts for a significant period of time could cause us to lose sales, incur increased costs and adversely effect our ability to meet customers’ needs.

Our ability to consummate a change of control transaction could be hampered by the consequences it triggers under our debt instruments, including the required repurchase of our 9 3/4% senior secured notes and the possible acceleration of repayment of our domestic credit facility.

If, in the future, we experience a “change of control” as defined under the indenture for our 9 3/4% senior secured notes, we are required to make a “change of control offer” to purchase all of our 9 3/4% senior secured notes issued and then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon, as of the date of purchase. Any change of control under the indenture also would constitute a default under our domestic credit facility pursuant to which the lenders under our credit facility could accelerate and require immediate payment of all of the then outstanding obligations under our credit facility.

If, in the future, we experience a change of control, it is likely that we would be unable to repay all of our obligations under our domestic credit facility, our 9 3/4% senior secured notes and any other indebtedness that might become payable upon the occurrence of the change of control. Accordingly, it is likely that a prospective acquiror of all or substantially all of our assets or of more than 50% of our common stock would, in order to avoid the occurrence of a default under our indebtedness, either fund our purchase of the notes tendered in the required change of control offer or seek to refinance our notes, credit facility and other indebtedness. Such funding or refinancing may have the effect of delaying, deferring or preventing such an acquisition.

If the financial restructuring and this offering result in an ownership change, the availability of certain tax benefits for us will be adversely affected and our tax liability may increase.

We had net operating loss carryforwards, or NOLs, available for U.S. federal income tax purposes of approximately $28.3 million as of June 30, 2004. In addition, significant additional NOLs may be generated as a result of our operations and the repayment of the Holding notes with the proceeds of this offering. However, Holding will likely not be permitted an interest deduction for U.S. federal income tax purposes for accrued but previously non-deductible interest on the Holding notes as a result of the retirement of these notes with our stock. We expect that the financial restructuring and this offering will result in an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of such ownership change, there will likely be specific limitations on our ability to use our NOLs from periods prior to the financial restructuring and this offering. This could result in an increase in our U.S. federal income tax liability in future taxable periods, which could adversely affect our cash flow from operations.

Holding may recognize cancellation of indebtedness income as a result of the financial restructuring and this offering, which may adversely affect the availability of certain tax benefits for us.

If the fair market value of the EMJ common stock and the consideration that is issued to retire the Holding notes is less than the amount of such indebtedness (including accrued interest) that is retired, Holding may recognize taxable “cancellation of indebtedness” income to the extent of this shortfall. Available NOLs may be utilized to offset such cancellation of indebtedness income. However, even if any cancellation of indebtedness income is fully offset by available NOLs, a tax liability may still result for alternative minimum tax purposes. Any NOLs used to offset cancellation of indebtedness income would be unavailable to offset our future operating income.

We are subject to various environmental and employee safety and health regulations, which could subject us to significant liabilities and compliance expenditures

We are subject to extensive federal, state and local environmental laws and regulations concerning air emissions, wastewater discharges, underground storage tanks and solid and hazardous waste disposal at or from our facilities. Our operations are also subject to various employee safety and health laws and regulations, including those concerning occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We may be subject from time to time to administrative and/or judicial proceedings or investigations brought by private parties or governmental agencies with respect to environmental matters and employee safety and health issues. For example, there are currently remediation and/or investigation activities at several former or current facilities where soil and/or groundwater contamination is present, and we have been notified of a potential claim relating to possible off-site contamination of river sediments from one of these facilities, which is our former Forge facility located in Seattle, Washington. As of June 30, 2004, we have accrued approximately $0.2 million for future environmental investigation and remediation costs for compliance and sampling work in connection with an Administrative Order of Consent (AOC) that we executed at the request of the United States Environmental Protection Agency. This amount may not be sufficient to cover our costs under the AOC or other costs or liabilities that may arise in the future in connection with the Forge facility.

We also entered into a funding and participation agreement with the current owners of the Forge facility that requires us to fund 85% of the costs incurred with the investigation activities to be performed under the AOC. We do not carry environmental insurance coverage. Proceedings and investigations with respect to environmental matters and any employee safety and health issues could result in substantial costs to us, divert our management’s attention and result in significant liabilities, fines or the suspension or interruption of our service center activities. Some of our current properties are located in industrial areas with histories of heavy industrial use. The location of these properties may require us to incur expenditures and to establish environmental liabilities for costs that arise from causes other than our operations. Future events, such as changes in existing laws and regulations or their enforcement, new laws and regulations or the discovery of conditions not currently known to us, could create material compliance or remedial liabilities and costs which may constrain our operations or make such operations more costly.

Our operating results have fluctuated, and are expected to continue fluctuating, depending on the season, and such fluctuations may adversely affect our stock price.

Many of our customers are in seasonal businesses, including customers in the construction equipment and agricultural industries. In particular, our revenues in the months of July, November and December traditionally have been lower than in other months because of increased vacation days and holiday closures for various customers. Consequently, you should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. In addition, if analysts and investors inaccurately estimate our results of operations in one or more future quarters and our operating results fall below expectations, our stock price may decline.

The beneficial effects of our company owned life insurance policies will decline in future years as the insured employees die and the value of the remaining policies decreases.

EMJ currently benefits from the net after-tax cash flow effects of its company owned life insurance policies derived from borrowings against the insurance policies, death benefit proceeds and deductibility of interest payments on the insurance policy loans. Based on actuarial analysis, we expect the value of the net benefit to us will begin to decline in 2035 as the number of insured employees who have died increases and aggregate value of the remaining policies decreases.

Risks Relating to Our Indebtedness

Our substantial indebtedness could impair our financial condition and reduce the funds available to us for other purposes and our failure to comply with the covenants contained in our debt instruments could result in an event of default that could adversely affect our operating results.

We are, and after this offering, will continue to be, highly leveraged and have substantial debt service obligations. As of June 30, 2004, on a pro forma basis assuming consummation of the financial restructuring and this offering, our total consolidated debt would have been approximately $354.9 million. Our substantial indebtedness could adversely affect us in the following ways:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt (including the maturity of our domestic credit facility in 2006), which reduces the funds available to us for our operations or other purposes;

•	some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	because we may be more leveraged than some of our competitors, our debt may place us at a competitive disadvantage;

•	our leverage will increase our vulnerability to economic downturns and limit our ability to withstand adverse events in our business by limiting our financial alternatives; and

•	our ability to capitalize on significant business opportunities and to plan for, or respond to, competition and changes in our business may be limited.

Our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants that limit our ability to incur additional debt, including to finance future operations or other capital needs, and to engage in other activities that we may believe are in our long-term best interests, including to dispose of or acquire assets. Our failure to comply with these covenants may result in an event of default which, if not cured or waived, could accelerate the maturity of our indebtedness or prevent us from accessing availability under our domestic credit facility. If our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our annual debt service obligations until April 7, 2006, when our domestic credit facility is expected to mature, will be primarily limited to interest payments on our 9 3/4% senior secured notes, our domestic credit facility, our industrial revenue bonds and principal payments on our industrial revenue bonds. The principal payments on our outstanding industrial revenue bonds are approximately $1.6 million in the remainder of fiscal 2005, $1.2 million in fiscal 2006, $0.7 million in fiscal 2007 and $2.2 million in the aggregate thereafter through fiscal 2010. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. For example, we may not generate sufficient cash flow from operations to repay our domestic credit facility when it matures in fiscal 2007 or our 9 3/4% senior secured notes when they mature in fiscal 2013. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we expect to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We may not be able to consummate any such transaction at all or on a timely basis or on terms, and for proceeds, that are acceptable to us. Furthermore, these transactions may not be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to timely refinance our obligations on acceptable terms, could adversely affect our ability to serve our customers and could cause us to discontinue our operations as planned. Our domestic credit facility is secured by a first priority lien on all of our domestic inventory and accounts receivable. Our ability to refinance our 9 3/4% senior secured notes or seek additional financing could be impaired as a result of this security.

Risks Associated with Purchasing Our Common Stock in this Offering

As a new investor, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $             in pro forma net tangible book value per share of your investment. This means that the price you pay for the shares you acquire in this offering will be significantly higher than your net tangible book value per share. If we issue additional shares of common stock in the future, you may experience further dilution in the net tangible book value of your shares. Likewise, you will incur additional dilution if the holders of outstanding options to purchase shares of our common stock at prices below our net tangible book value per share exercise their options after this offering. Upon consummation of the financial restructuring, there will be              shares of common stock that will be issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $             per share. The contribution after consummation of this offering of up to              shares of common stock to our stock bonus plan pursuant to the proposed amendment to our stock bonus plan may cause you to incur further dilution.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. All of the shares of our common stock outstanding upon consummation of this offering and the financial restructuring will be freely tradable without restriction or further registration under the federal securities laws, unless held by our “affiliates” within the meaning of Rule 144 under the Securities Act and subject to the lock-up agreements as described below. Shares held by our “affiliates” will be “restricted securities” and will be subject to the volume and manner of sale restrictions of Rule 144. In addition, our certificate of incorporation will permit the issuance of up to              shares of common stock. After this offering, we estimate that we will have an aggregate of approximately              shares of our common stock authorized but unissued. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering.

We, each of our directors, each of our executive officers, the Kelso funds and each of their affiliates that will own our common stock following the offering, and certain other stockholders have agreed for a period of 180 days after the date of this prospectus, subject to extensions in certain limited circumstances, to not, without the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co., directly or indirectly, offer to sell, sell, pledge or otherwise dispose of any shares of our common stock, subject to certain permitted exceptions. Following the expiration of the lock-up period, all of the shares of common stock subject to these agreements will be available for sale in the public market, subject to the restrictions on sales by affiliates under the Securities Act.

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 under the Securities Act covering (1)              shares of common stock that will be issuable upon exercise of options under the Holding stock option plan upon our assumption of those options in connection with the consummation of the financial restructuring and (2)              shares of common stock that will be issuable pursuant to our stock incentive plan. Accordingly, subject to applicable vesting requirements and exercise with respect to options, the provisions of Rule 144 with respect to affiliates and, if applicable, expiration of the 180-day lock-up agreements, shares registered under that registration statement will be available for sale in the open market. In addition, we have granted the Kelso funds and certain of our executive officers and other employees registration rights with respect to their shares of our common stock, including the              shares of our common stock they will own upon consummation of this offering and the financial restructuring.

For a more detailed description of additional shares that may be sold in the future, see the sections of this prospectus captioned “Shares Eligible for Future Sale” and “Underwriting.”

Because the Kelso funds will continue to have the ability to significantly influence us after this offering and the financial restructuring, your influence as public stockholders over significant corporate actions will be limited and there may be circumstances in which the interests of the Kelso funds could be in conflict with us or your interests as public stockholders.

After the completion of this offering and the financial restructuring, the Kelso funds will control approximately         % of our outstanding common stock, or approximately         % if the underwriters exercise their over-allotment option in full. As a result, after this offering and the financial restructuring, the Kelso funds will continue to have the power to significantly influence all matters submitted to our stockholders, including the election of our directors and amendments to our certificate of incorporation. The Kelso funds also will have the ability to significantly influence the approval or disapproval of any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transaction is in their own best interests. So long as the Kelso funds continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence our decisions.

Further, in deciding how to vote on matters concerning us, the Kelso funds may be influenced by interests that conflict with our interests or your interests. These conflicts may not be resolved in our or your favor. For example, the Kelso funds, through their significant ownership in us, may seek to cause us to take actions that, in their judgment, enhances their investment in us, but which might involve risks to, or otherwise adversely affect, us or you. In addition, after this offering a number of our board members will continue to be affiliated with the Kelso funds. Furthermore, we have agreed with the Kelso funds that for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate two

directors, and for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement. These relationships could create or appear to create potential conflicts of interest when these individuals are faced with decisions that could have different implications for us and the Kelso funds.

Our common stock does not have a trading history, and you may not be able to trade our common stock if an active trading market does not develop.

Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our common stock on The New York Stock Exchange under the symbol “JOR.” Although the underwriters have informed us that they intend to make a market in our common stock, they are not obligated to do so, and any market-making may be discontinued at any time without prior notice. Therefore, an active trading market for our common stock may not develop or, if it does develop, may not continue. As a result, the market price of our common stock, as well as your ability to sell our common stock, could be adversely affected. You should not view the initial public offering price as any indication of prices that will prevail in the trading market.

The value of your investment may be subject to sudden decreases due to the potential volatility of the price of our common stock.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including the factors discussed in other risk factors, which could also cause variations in our quarterly results of operations, and the following factors:

•	press releases or publicity relating to us or our competitors or relating to trends in the metals service industry;

•	changes in the legal or regulatory environment affecting our business;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the operating and stock performance of other companies that investors may deem comparable;

•	developments affecting us, our customers or our suppliers;

•	inability to meet securities analysts’ and investors’ quarterly or annual estimates or targets of our performance; and

•	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the initial public offering price. In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. In the past, some stockholders have brought securities class action lawsuits against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation, regardless of whether we are ultimately successful, could result in substantial costs and divert management’s attention and resources.

Because we do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. In addition, our domestic credit facility prohibits us from paying, and the indenture for our 9 3/4% senior secured notes limits our ability to pay, dividends after the financial restructuring. We are restricted from paying cash dividends and making other distributions to our stockholders under the indenture unless 50% of our consolidated net income, as adjusted, exceeds prior distributions to stockholders, subject to certain other limitations. As a result of these limitations and our expectation that we will not pay dividends in the near future, our common stock may be less attractive to investors that seek dividend payments.

Provisions of our certificate of incorporation and our bylaws could delay or prevent a takeover of us by a third party.

Our certificate or incorporation and our bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock and your rights as a holder of our common stock. For example, our certificate of incorporation and bylaws will: (1) permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board and (2) impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us. In addition, our domestic credit facility and the indenture for our 9 3/4% senior secured notes contain limitations on our ability to enter into change of control transactions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. We have described these risks, uncertainties and other factors in “Risk Factors” and elsewhere in this prospectus.

You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             from the sale of              shares of common stock (and an additional $             from the sale of              shares if the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of $             per share, the mid-point of the range described on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds will be allocated to the payment of the cash consideration for the Holding series A preferred stock, Holding notes and Holding series B preferred stock upon consummation of the financial restructuring as follows: (1) first, to the payment in full of the Holding series A preferred stock (including accumulated dividends through September 30, 2004), (2) second, to the extent available, to the payment of the Holding notes (including accrued interest through September 30, 2004) until the Holding notes have received an amount that is equal to 77.6% of all distributions from clause (1) and this clause (2), and (3) third, to the extent available, to the payment of the remaining Holding notes (including accrued interest through September 30, 2004) and the Holding series B preferred stock in the proportion that these respective amounts represent of the aggregate remaining amount of the Holding notes and the Holding series B preferred stock.

The following table illustrates our estimated uses of the net proceeds of this offering in connection with the financial restructuring. If the net proceeds are less than or greater than the amount assumed for purposes of this offering, the cash consideration we will pay for the Holding notes and the Holding series B preferred stock upon consummation of the financial restructuring will decrease or increase, respectively.

Amount
(in thousands)
Cash payable in exchange for the Holding series A preferred stock(1)	$43,319,282
Cash payable in exchange for the Holding notes(2)
Cash payable in exchange for the Holding series B preferred stock(3)

(1)	This total amount of cash payable in connection with the conversion of the Holding series A preferred stock is equal to the aggregate liquidation value of $100 per share plus all accumulated and unpaid dividends through September 30, 2004 with respect to 63,045 shares of outstanding Holding series A preferred stock.
(2)	The total amount of cash and stock consideration payable in connection with the repayment of the Holding notes is $257,192,260, which is equal to the principal amount plus all accrued and unpaid interest through September 30, 2004. The Holding notes bear interest at the rate of 18% per annum and mature on June 30, 2013.
(3)	The total amount of cash and stock consideration payable in connection with the conversion of the Holding series B preferred stock is $31,018,125, which is equal to the liquidation value of $1,000 per share with respect to 31,018 shares of outstanding Holding series B preferred stock.

DIVIDEND POLICY

For each of the fiscal years ended March 31, 2002, 2003 and 2004, we paid cash dividends totaling $14,963,000, $10,587,000 and $5,781,000, respectively, to Holding in connection with the repurchase of its capital stock from employees of EMJ whose employment had terminated, which Holding is required to do under the terms of Holding’s stockholders agreement and our stock bonus plan. These obligations will cease upon completion of this offering and the financial restructuring. In addition, we paid a cash dividend of $25,000,000 to Holding in connection with our May 2002 refinancing of certain indebtedness.

We plan to retain all future earnings to finance the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our domestic credit facility prohibits us from paying, and the indenture for our 9 3/4% senior secured notes limits our ability to pay, dividends after the financial restructuring. Any future determination as to the payment of dividends will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, earnings, any other contractual restrictions and other factors our board of directors considers relevant.

CAPITALIZATION

The following table shows our consolidated cash and capitalization as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the financial restructuring to account for the transfer of assets and exchange of shares between entities, EMJ and Holding, under common control. As such, the financial restructuring will be accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical basis; and

•	on a pro forma as adjusted basis to give effect to (1) our issuance and sale of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (2) our intended application of the net proceeds of this offering and (3) the consummation of the financial restructuring.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except share data)
Cash	$10,751	$10,751		$10,751

Debt
Short-term debt	$3,676	$3,676		$3,676
Long-term debt
Domestic credit facility	97,630	97,630		97,630
9 3/4% senior secured notes due June 1, 2012	250,000	250,000		250,000
Industrial development bonds	3,585	3,585		3,585
Variable rate senior notes due June 30, 2013	—	225,373		—

Total long-term debt	351,215	576,588		351,215

Total debt	354,891	580,264		354,891
Stockholders’ equity (deficit)
Preferred and common stock subject to redemption in certain circumstances	—	96,638		—
Series A preferred stock, not subject to redemption	—	20,902		—
Series B preferred stock, not subject to redemption	—	15		—
Common stock	—	106		—
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	—	(34,735)		—
Treasury stock	—	(58,644)		—
Preferred stock, $.01 par value; 200 shares authorized and no shares issued, actual and adjusted	—	—		—
Common stock, $.01 par value; 2,800 shares authorized and 128 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—	—
Capital in excess of par value	29,503	77,188
Accumulated other comprehensive loss Foreign currency translation adjustment	(208)	(208)		(208)
Additional minimum pension liability	(2,625)	(2,625)		(2,625)
Accumulated deficit	(42,207)	(360,364)		(360,364)

Total stockholders’ equity (deficit)	(15,537)	(261,727)

Total capitalization	$339,354	$318,537	$

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial and other data at the dates and for the periods presented below. We derived the data for the fiscal years ended March 31, 2002, 2003 and 2004 and as of March 31, 2003 and 2004 from our audited consolidated financial statements for those periods and as of those dates that are included in this prospectus. We derived the data for the fiscal years ended March 31, 2000 and 2001 and as of March 31, 2000, 2001 and 2002 from our audited consolidated financial statements for those periods and as of those dates that are not included in this prospectus. We derived the data for the three months ended June 30, 2003 and 2004 and as of June 30, 2004 from our unaudited consolidated financial statements for those periods and as of that date that are included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for such periods. Results for the three months ended June 30, 2004 are not necessarily indicative of results for the full fiscal year. We derived the data for the 12 months ended June 30, 2004 from our audited consolidated financial statements for the fiscal year ended March 31, 2004 and our unaudited consolidated financial statements for the three months ended June 30, 2003 and 2004 that are included in this prospectus. You should read the following information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

	Fiscal Year Ended March 31,						Three Months Ended June 30,			Twelve Months Ended June 30,
	2000	2001	2002	2003	2004		2003	2004		2004
	(dollars in thousands, except per share data)
Statement of Operations Data:							(unaudited)			(unaudited)

Revenues	$938,252	$1,059,681	$895,058	$919,927		$1,040,367	$238,299		$361,636	$1,163,704
Costs of goods sold	662,803	767,263	641,991	658,562		754,266	171,437		256,075	838,904
Gross profit	275,449	292,418	253,067	261,365		286,101	66,862		105,561	324,800
Expenses(1)	208,058	228,542	204,713	210,277		216,629	50,621		65,895	231,903

Income from operations	67,391	63,876	48,354	51,088		69,472	16,241		39,666	92,897
Net interest expense(2)	41,595	44,855	42,545	47,206		51,093	12,628		13,111	51,576
Income before income taxes	25,796	19,021	5,809	3,882		18,379	3,613		26,555	41,321
Net income	23,987	17,798	5,354	2,382		15,252	2,794		21,957	34,415

Unaudited pro forma net income(3)					$			$
Unaudited pro forma net income per share(3)
Basic					$			$
Diluted					$			$
Unaudited pro forma weighted average shares outstanding(4)
Basic
Diluted

Cash Flow Data:
Capital expenditures	$9,525	$14,475	$24,531	$15,335		$10,530	$1,899		$7,179	$15,810
Dividends paid(5)	13,372	5,514	14,963	35,587		5,781	—		—	5,781

Other Data (unaudited):
EBITDA(6)	$77,342	$74,911	$59,803	$62,457		$80,756	$19,041		$42,517	$104,232
COLI effect(7)	(717)	(2,374)	(1,738)	(1,752)		(561)	(1,184)		(1,159)	(536)
Revenues per employee(8)	484	517	496	539		639	143		221	719
EBITDA per employee(6)(8)	40	37	33	37		50	11		26	64
Average number of employees	1,938	2,051	1,805	1,706		1,628	1,663		1,635	1,619
Tons shipped	601,532	679,610	581,243	603,310		662,213	152,874		194,615	703,954

	March 31,					June 30, 2004
	2000	2001	2002	2003	2004
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$21,660	$23,758	$21,300	$20,030	$15,528	$10,751
Total working capital	165,148	156,309	154,936	150,205	139,463	196,763
Total assets	464,374	484,264	443,998	490,741	536,480	615,644
Long-term debt	282,943	266,539	289,300	328,207	305,762	351,215
Total debt	285,547	270,184	292,895	330,537	309,738	354,891
Total stockholders’ equity (deficit)	(14,365)	(3,151)	(15,786)	(48,016)	(37,359)	(15,537)

(1)	Expenses include restructuring charges aggregating $2,432, $3,320, and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002 in connection with workforce reductions and consolidations and losses from the sale of significant assets in those fiscal years and a special compensation charge of $2,000 in connection with a payment to our chief executive officer in fiscal 2001.
(2)	Net interest expense includes amortization and write-off of debt issue costs aggregating $1,482, $1,482, $1,792, $1,416, $1,323, $330, $330 and $1,323 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively, net of interest income of $636, $1,179, $164, $83, $81, $31, $7 and $57 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively.
(3)	The total pro forma adjustments to net income are approximately $ and $ for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively. The adjustments consist of an adjustment of approximately $ and $ for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively, in connection with a special contribution of shares of our common stock to our stock bonus plan, which is described under “Business—Legal Proceedings.” The financial restructuring will be accounted for in a manner similar to a pooling-of-interests because it constitutes a transfer of assets and exchange of shares between entities, EMJ and Holding, under common control. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical basis. However, unaudited pro forma net income does not reflect interest expense of Holding in connection with the Holding notes because we will be using a portion of the net proceeds from this offering and shares of our common stock to repay the Holding notes.
(4)	The basic pro forma weighted average shares outstanding represents an increase of and weighted average shares as of March 31, 2004 and June 30, 2004, respectively, related to the issuance of shares that would have been issued by us in this offering, based on an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus, and assuming net proceeds of $ will be used to pay the consideration for the Holding series A preferred stock and the cash portion of the consideration for the Holding notes and the Holding series B preferred stock, in accordance with the allocation described under the heading “Use of Proceeds.” The pro forma average shares outstanding also include an adjustment of 2,091,000 shares of our common stock to reflect Holding’s obligations to issue shares of Holding common stock under all outstanding Holding stock options and an adjustment of shares of our common stock to reflect Holding’s commitment to contribute those shares of Holding common stock to our stock bonus plan, both of which we will assume upon consummation of the financial restructuring.
(5)	Represents dividends paid to Holding in connection with the repurchase of its capital stock from terminated EMJ employees, as required by the terms of Holding’s stockholders agreement and our stock bonus plan. In fiscal 2003, we also paid a dividend to Holding of $25,000 to be used to repay a portion of the Holding notes.
(6)

“EBITDA” represents net income before net interest expense, provision for income taxes and depreciation and amortization. Consistent with Item 10(e) of Regulation S-K promulgated under the Securities Act, our EBITDA has not been adjusted to exclude any other non-cash charges or liabilities, such as LIFO adjustments of $(9,022), $887, $590, $(3,354), $14,343, $0, $11,375 and $25,718 and accruals for stock bonus plan contributions and postretirement benefits aggregating $2,862, $11, $249, $498, $619, $188, $188 and $619 for the fiscal years ended March 31, 2000, 2001, 2002, 2003 and 2004, the three months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, respectively. In addition, our EBITDA has not been adjusted for the following items: provisions for workforce reductions and consolidations and losses from the sale of significant assets aggregating $2,432, $3,320 and $1,861 for the fiscal years ended March 31, 2000, 2001 and 2002, respectively; special compensation of $2,000 payable to our chief executive officer in fiscal 2001; excise tax of $1,919 related to an IRS settlement in fiscal 2002; and a loss of $12,278 related to early retirement of debt in fiscal 2003. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of company performance in our industry. Our management believes that EBITDA is useful in evaluating our operating performance between periods and compared to that of our competitors because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary between periods and for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a significant component when measuring our performance in connection with determining incentive compensation. EBITDA is not a recognized measure of operating income, financial performance or liquidity under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. Therefore, while providing useful information, our EBITDA should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with U.S. generally accepted accounting principles and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. In addition, it should be noted that companies calculate

EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. A reconciliation of net income to EBITDA for each of the respective periods indicated is as follows:

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30, 2004
	2000	2001	2002	2003	2004	2003	2004
	(in thousands)
Reconciliation of EBITDA:

Net income	$23,987	$17,798	$5,354	$2,382	$15,252	$2,794	$21,957	$34,415
Depreciation and amortization	9,951	11,035	11,449	11,369	11,284	2,800	2,851	11,335
Net interest expense	41,595	44,855	42,545	47,206	51,093	12,628	13,111	51,576
Provision for income taxes	1,809	1,223	455	1,500	3,127	819	4,598	6,906

EBITDA	$77,342	$74,911	$59,803	$62,457	$80,756	$19,041	$42,517	$104,232

(7)	We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ. The effect of these company owned life insurance policies on our pre-tax income and consists of premium expense, policy dividend growth, and proceeds (death benefits) (which are reported as general and administrative expense) and policy interest expense on policy borrowings (which is reported as a component of interest expense). Under current U.S. federal tax law, the policy dividend growth is not currently taxable, the premium is non-deductible, the proceeds (death benefits) are tax exempt and the interest is deductible up to 96% of the contract rate.

	Fiscal Year Ended March 31,					Three Months Ended June 30,		Twelve Months Ended June 30,
	2000	2001	2002	2003	2004	2003	2004	2004
	(in thousands)
Calculation of COLI effect:

Cash surrender value—policy dividend growth	$14,029	$13,010	$13,521	$17,156	$17,751	$3,559	$4,790	$18,982
Cash surrender value—insurance premium	(2,101)	(2,217)	(2,325)	(2,866)	(3,081)	(915)	(893)	(3,059)
Proceeds (death benefits)	—	1,230	3,062	1,754	4,851	1,105	318	4,064

Total operating income impact of COLI	11,928	12,023	14,258	16,044	19,521	3,749	4,215	19,987

Cash surrender value—interest	(12,645)	(14,397)	(15,996)	(17,796)	(20,082)	(4,933)	(5,374)	(20,523)

Total pre-tax income impact of COLI	$(717)	$(2,374)	$(1,738)	$(1,752)	$(561)	$(1,184)	$(1,159)	$(536)

(8)	Calculated based on the average number of employees during the applicable period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including the risks discussed in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Our fiscal year ends March 31 of each applicable year.

Overview

We are a leading distributor of metal bar and tubular products used in North American manufacturing processes and have been in business for over 80 years. We purchase over 25,000 different metal products in large quantities from primary producers, including a broad mix of carbon steel, stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, and construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 36 strategically located service and processing centers in the United States and Canada.

The metals service center industry is affected by market demand and metals supply. The most advantageous business conditions for the leading metals service centers in North America that have strong supply relationships with metals producers occur when domestic demand is strong and worldwide supply is limited. After many quarters of weak industrial economic conditions in the United States, the metals service center industry began to experience growth in sales volume and increases in prices during the last calendar quarter of 2003. This growth, which has continued throughout 2004, has been due to growing demand for metal products in North America and emerging countries, led by China. This significant increase in demand has changed the balance of supply and demand for metal products, which has correspondingly increased prices and reduced the supply of metals. Another factor currently affecting metal prices and availability in North America is favorable exchange rates that are helping end-users that export their finished products and hurting the supply of traditionally less expensive foreign raw material coming to North America.

We believe that the metals service center industry will continue to increase its role as a valuable intermediary between primary metals producers and end-users, principally as a result of (1) the metals producers’ efforts to increase sales to larger volume purchasers in order to increase production efficiency and (2) increased demand by end-users for value-added services in order to reduce their costs and capital expenditures associated with the production process. We also believe that customer demand will continue to be strong and that the availability of steel will remain tight in the near future. While the tight supply of steel could disrupt our ability to meet our customers’ material requirements, we believe that our extensive inventory of core products, excellent customer service, excellent supplier relationships, broad network of facilities, proprietary technology, automated warehouse system and experienced management team have differentiated, and will continue to differentiate, us in the marketplace.

During the last several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing our information management systems to improve customer service, and streamlining our management structure, reducing headcount and decreasing corporate overhead to reduce costs. We believe our results reflect these improvements and increased demand for our metal products. For example:

•	during fiscal 2004 and the first three months of fiscal 2005, we handled approximately 7,900 and 8,300 sales transactions per business day, respectively, at an average sale price of approximately $520 and $690 per transaction, respectively;

•	our tonnage shipped during the first quarter of fiscal 2005 was 27.3% higher compared to the first quarter of fiscal 2004;

•	in the first quarter of fiscal 2005, tons shipped from our facilities per employee, based on the average number of employees during the quarter, increased approximately 29.3% to 119 compared to the first quarter of fiscal 2004;

•	in the three months ended June 30, 2004, our EBITDA (as defined and discussed in footnote 6 under the heading “Selected Consolidated Financial and Other Data”) per employee, based on the average number of employees in the period, increased 127.1% to $26,004 from the first quarter of fiscal 2004; and

•	our operating margin for the first quarter of fiscal 2005 and fiscal 2004 was 11.0% and 6.8%, respectively.

Revenues

We derive substantially all of our revenues from the sale and processing of metal products. The pricing for most of our sales, which varies substantially across product lines, is set at the time of the sale. We do, however, make approximately 10% of our sales under arrangements that fix the price for a period of time. These arrangements are generally for no more than three months. When we enter into a fixed price arrangement, we typically enter into a corresponding supply arrangement with our supplier to cover the commitment to our customer. These corresponding supply arrangements limit the risk of fluctuating prices negatively impacting our margins on these fixed price arrangements.

Cost of Sales

Our cost of sales consists of the costs we pay for metals and related inbound freight charges. We account for inventory on a LIFO (last-in-first-out) basis. We calculate LIFO adjustments as of March 31 of each fiscal year. Interim estimates of the charge or credit are determined based on inflationary or deflationary purchase cost trends and inventory levels.

Gross Profit

Historically, we have attempted to maintain our gross profit margins by increasing our prices as the cost of our materials increased. As a result, if prices increase and we are successful in maintaining the same gross profit margin, we generate more gross profit dollars. Conversely, if prices decline and we are not successful in maintaining the same gross profit margin, we will typically generate fewer gross profit dollars. Our average selling price in the first fiscal quarter of 2005 increased 22.7% from the first fiscal quarter of 2004.

Expenses

Our expenses primarily consist of (1) warehouse and delivery expenses, which include occupancy costs, compensation and employee benefits for warehouse personnel, processing, shipping and handling costs, (2) selling expenses, which include compensation and employee benefits for sales personnel, and (3) general and administrative expenses, which include compensation for executive officers and general management, expenses for professional services primarily attributable to accounting and legal advisory services, data communication and computer hardware and maintenance, partially offset by dividend income attributable to our company owned life insurance policies. The majority of our operating expenses are variable and fluctuate with changes in tonnage shipped. In addition, expenses in fiscal 2003 included a loss on early termination of debt, as described below.

Company Owned Life Insurance

We are the owner and beneficiary of life insurance policies on (1) all former non-union employees of a predecessor company, including certain current employees of EMJ, and (2) key man life insurance policies on certain current and former executives of EMJ and predecessor companies. These policies, by providing payments to us upon the death of covered individuals and by permitting company borrowings against the cash surrender value of these policies, are designed to provide us cash to repurchase shares held by employees in our stock bonus plan and shares held individually by employees following the termination of their employment. Cash surrender value of the life insurance policies, which was $222.9 million as of June 30, 2004 (against which we have borrowed $182.6 million), increases by a portion of the amount of premiums paid and by dividend income earned under the policies. As specified in the terms of the insurance policies, the rates for dividends payable on the policies correspondingly increase when borrowings are outstanding under the policies. This increase in dividends is greater than the increase in the associated interest expense we incur in connection with borrowing against the cash surrender value of the policies. Dividend income earned under the policies was $17.8 million in fiscal 2004, $17.2 million in fiscal 2003, $13.5 million in fiscal 2002, $4.8 million in the first quarter of fiscal 2005 and $3.6 million in the first quarter of fiscal 2004 and is reported as an offset to general and administrative expenses in our consolidated statements of operations. The effect of these company owned life insurance policies on our pre-tax income, which we refer to as COLI effect, is discussed in footnote 7 under the heading “Selected Consolidated Financial and Other Data.”

Segment

We operate in one reportable segment—the metals service center industry—through our network of 36 service and processing centers strategically located throughout North America, including four service centers in Canada.

Financial Restructuring

This offering is related to the financial restructuring pursuant to which Holding will be merged into a wholly owned subsidiary of EMJ and we will issue our common stock and cash to stockholders and noteholders of Holding. Net proceeds from this offering will be used to pay the cash portion of such consideration. See “Certain Relationships and Related Transactions” for additional information about the financial restructuring.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Management believes the critical accounting policies and areas that require the most significant estimates, assumptions and judgments to be used in the preparation of our consolidated financial statements are revenue recognition, allowances for doubtful accounts, inventory reserves, pension and other postretirement benefits, insurance reserves, incentive compensation, contingencies and income tax accounting. Because of the uncertainty inherent in these matters, actual results could differ significantly from the estimates, assumptions and judgments we use in applying these critical accounting policies.

Revenue Recognition

We recognize revenue when products are shipped to our customers, title has passed and collectibility is reasonably assured. Revenues are shown net of returns and allowances, which historically have been less than 0.2% of annual revenues.

Allowances for Doubtful Accounts

Accounts receivable consist primarily of amounts due to us from our normal business activities. We establish allowances for doubtful accounts based on estimates of losses related to customer receivable balances.

We develop estimates by using formulas or standard quantitative measures based on accounts aging, historical losses (adjusted for current economic conditions) and, in some cases, evaluating specific customer accounts for risk of loss. We assess our allowances for doubtful accounts on a quarterly basis. Our provision for estimated losses and our write-offs for doubtful accounts recorded during each of the fiscal years ended March 31, 2002, 2003 and 2004 were less than 0.5% of each fiscal year’s revenues. However, significant changes in conditions in specific markets that we serve that result in the deterioration of the financial condition of our customers in those markets and, therefore, negatively impact those customers’ ability to make payments to us, could require an increase in our allowances or cause our allowances to be insufficient to cover actual write-offs.

Inventory Reserves

Inventories largely consist of raw material purchased in bulk quantities from various mill suppliers to be sold to our customers. An allowance for excess inventory is maintained to reflect the expected unsaleability of specific inventory items based on condition, recent sales activity and projected market demand. This allowance represented less than 2% of our total inventory as of March 31, 2002, 2003 and 2004.

Pension and Other Postretirement Benefits

We develop our pension and other postretirement benefit costs and credits from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension and other postretirement benefit costs or credits may occur in the future due to changes in the assumptions, as well as due to fluctuations in our related headcount. In June 2004, we made an annual contribution of $700,000 to our hourly employee pension plan as a result of changes in assumptions. We expect to make annual payments of $700,000 over the next four years and $400,000 thereafter to meet ERISA minimum pension funding requirements.

Insurance Reserves

Our insurance for workers’ compensation, general liability, vehicle liability and, to a certain extent, health care are effectively self-insured. We use third-party administrators to process all such claims. Our third-party administrators use claims for worker’s compensation, along with other factors, to establish reserves required to cover our worker’s compensation liability. We also maintain reserves to cover expected medical claims to be paid subsequent to the end of a plan year or upon termination of the plan. Our management reviews our reserves associated with the exposure to these self-insured liabilities for adequacy at the end of each reporting period.

Incentive Compensation

Management incentive plans are tied to various financial performance metrics. Bonus accruals made throughout the year are based on management’s best estimate of the achievement of the specific financial metrics. We make adjustments to the accruals on a quarterly basis as forecasts of financial performance are updated. At year-end, we adjust the accruals to reflect the actual results achieved.

Contingencies

We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. We make a determination of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Income Taxes

We estimate our current tax liability after considering our temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we will establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we will include and expense the allowance within the tax provision in our statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Results of Operations

The following table sets forth selected operating results, including as a percentage of revenues, for the periods indicated:

	Fiscal Year Ended March 31,						Three Months Ended June 30,
	2002	%	2003	%	2004	%	2003	%	2004	%
	(in thousands)						(in thousands)
							(unaudited)
Statement of Operations Data:
Revenues	$895,058	100.0%	$919,927	100.0%	$1,040,367	100.0%	$238,299	100.0%	$361,636	100.0%
Gross profit	253,067	28.3	261,365	28.4	286,101	27.5	66,862	28.1	105,561	29.2
Expenses	204,713	22.9	210,277	22.9	216,629	20.8	50,621	21.2	65,895	18.2
Income from operations	48,354	5.4	51,088	5.6	69,472	6.7	16,241	6.8	39,666	11.0
Net interest expense	42,545	4.8	47,206	5.1	51,093	4.9	12,628	5.3	13,111	3.6
Income before income taxes	5,809	0.6	3,882	0.4	18,379	1.8	3,613	1.5	26,555	7.3
Net income	5,354	0.6	2,382	0.3	15,252	1.5	2,794	1.2	21,957	6.1

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

Revenues. Revenues for the first quarter of fiscal 2005 increased 51.7% to $361.6 million, from $238.3 million for the same period in fiscal 2004, reflecting a 27.3% increase in tonnage shipped and a 22.7% increase in average selling prices when compared to the first quarter of fiscal 2004. Revenues from our domestic operations increased 52.0% to $338.3 million in the first quarter of fiscal 2005, from $222.6 million for the same period in fiscal 2004. The increase was due to stronger demand for products sold to customers in certain industries we serve, including machine tools, fabricated metal and screw machine products, partially offset by decreased shipments to customers in oil, gas and energy and transportation. Revenues from our Canadian operations increased 48.4% to $23.3 million in the first quarter of fiscal 2005, from $15.7 million in the same period in fiscal 2004, due to increased capacity and efficiencies from newer facilities, effective marketing of core products and services and overall stronger economic conditions.

Gross Profit. Gross profit for the first quarter of fiscal 2005 increased 57.8% to $105.6 million, from $66.9 million for the same period in fiscal 2004, while gross margins were 29.2% and 28.1%, respectively. Our gross profit and gross margins increased due to improved customer demand and market conditions. Limited supplies of many of the products we sell allowed us to pass through increased pricing to our customers before we received higher cost metal products in our inventory. Our increased cost of metals resulted in a LIFO expense of $11.4 million in the first three months of fiscal 2005, compared to no LIFO adjustment in the same period in fiscal 2004. Gross profit and gross margin from our domestic operations were $98.9 million and 29.2%, respectively, during the first quarter of fiscal 2005, compared to $63.3 million and 28.4%, respectively, for the same period in fiscal 2004. Gross profit and gross margin from our Canadian operations were $6.7 million and 28.8%, respectively, during the first quarter of fiscal 2005, compared to $3.6 million and 22.9%, respectively, for the same period in fiscal 2004.

Expenses. Total operating expenses for the first quarter of fiscal 2005 increased 30.2% to $65.9 million, from $50.6 million for the same period in fiscal 2004. As a percentage of revenues, operating expenses were 18.2% in the first quarter of fiscal 2005, compared to 21.2% for the same period in fiscal 2004. The increase in operating expenses generally reflects the changes in variable expenses impacted by higher tonnage shipped, rising prices for fuel and shipping, higher compensation and benefit costs, and an increase in professional services and insurance expenses. These higher expenses were partially offset by benefits realized from ongoing cost reduction efforts and improved productivity.

Warehouse and delivery expenses for the first quarter of fiscal 2005 increased 17.2% to $38.1 million, from $32.5 million for the same period in fiscal 2004. As a percentage of revenues, warehouse delivery expenses were 10.5% in the first quarter of fiscal 2005, compared to 13.6% for the same period in fiscal 2004. The increase in these expenses resulted primarily from higher freight and shipping due to higher tonnage shipped, higher fuel and shipping prices, overtime and temporary labor resources and maintenance expenses. We recorded an adjustment of $1.1 million in the first fiscal quarter of 2005 to reserve for specialized equipment operating lease obligations related to a parts fabrication contract that was terminated early by the customer.

Selling expenses for the first quarter of fiscal 2005 increased 59.5% to $13.4 million, from $8.4 million for the same period in fiscal 2004, and increased as a percentage of revenues to 3.7% in the first quarter of fiscal 2005 from 3.5% in the first quarter of fiscal 2004. The increase in selling expenses resulted from higher incentive accruals for sales personnel due to record sales levels.

General and administrative expenses for the first quarter of fiscal 2005 increased 48.5% to $14.4 million, from $9.7 million for the same period in fiscal 2004. These expenses were 4.0% of revenues in the first quarter of fiscal 2005 and 4.1% of revenues in the same period in fiscal 2004. The increase in these expenses resulted from higher compensation expense, professional services expense, general insurance and computer purchases, partially offset by increased dividend income attributable to our company owned life insurance policies. The increase in professional services expense was primarily attributable to accounting, legal and financial advisory fees in connection with the financial restructuring as initially proposed. The first quarter of fiscal 2004 included a gain on sale of surplus real estate of $1.1 million.

Net Interest Expense. Net interest expense was $13.1 million during the first quarter of fiscal 2005 and $12.6 million during the same period in fiscal 2004. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($0.3 million in the first quarter of fiscal 2005 and $0.3 million in the first quarter of fiscal 2004).

During the first quarter of fiscal 2005, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $359.1 million versus $358.0 million during the same period in fiscal 2004. The weighted-average interest rate on such indebtedness was 8.0% versus 8.1% during the same period in fiscal 2004. The average borrowings under our domestic credit facility in the first quarter of fiscal 2005 increased to $103.1 million from $100.6 million in the same period of fiscal 2004, and the average interest rate was 4.2% for both periods. The increase in average borrowings reflected the increased demand and pricing for the products we sell.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $182.6 million at June 30, 2004 and $165.0 million at June 30, 2003, and the total interest expense on these borrowings increased to $5.4 million during the first quarter of fiscal 2005, compared to $4.9 million for the same period in fiscal 2004. These increases resulted primarily from additional borrowings of $17.7 million against the increased cash surrender value of our company owned life insurance policies in the first quarter of fiscal 2005 to pay annual premiums on the policies and to pay interest on previous borrowings, as described under “—Liquidity and Capital Resources” below.

Income Taxes. Income tax expense for the first three months of fiscal 2005 and 2004 included provisions for state income and franchise taxes and foreign income taxes. Federal tax provisions for the first three months of fiscal 2005 were $2.3 million, and for the first three months of fiscal 2004 federal tax provisions were offset by recognition of tax benefits associated with our loss carryforwards. While there were no federal income taxes paid in the first three months of fiscal 2005 due to our net operating loss carryforwards, we expect to utilize our remaining loss carryforwards and to make income tax payments later in fiscal 2005.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

Revenues. Revenues for fiscal 2004 increased 13.1% to $1,040.4 million, compared to $919.9 million in fiscal 2003. Revenues from our domestic operations increased 12.1% to $970.4 million in fiscal 2004, compared to $865.5 million in fiscal 2003, primarily as the result of an increase in tonnage shipped. The increase in tonnage shipped by our domestic operations was attributable to increased demand for our products sold to customers in certain industries we serve, including oil, gas and energy, fluid power and machine tools, particularly during the fourth quarter of fiscal 2004. Revenues also increased in fiscal 2004 as a result of an increase in prices for the products we sold during fiscal 2004 as compared to fiscal 2003. Revenues from our Canadian operations for fiscal 2004 increased 28.7% to $70.0 million, compared to $54.4 million in fiscal 2003, due to increased capacity and efficiencies from new facilities, effective marketing of core products and services, overall improved economic conditions and favorable currency conversion rates.

Gross Profit. Gross profit increased 9.4% to $286.1 million in fiscal 2004, compared to $261.4 million in fiscal 2003. Gross margin decreased to 27.5% in fiscal 2004, compared to 28.4% in fiscal 2003. The decrease in gross margin was due to increased pricing levels and surcharges imposed by metals producers that resulted in increased costs of metals during the fourth quarter of fiscal 2004. Our increased costs of metals resulted in a LIFO charge of $14.3 million compared to a decrease in costs of metals for fiscal 2003 resulting in a $3.4 million LIFO credit. Gross profit and gross margin from our domestic operations were $268.2 million and 27.6%, respectively in fiscal 2004, compared to $249.8 million and 28.9%, respectively, for fiscal 2003. Gross profit and gross margin from our Canadian operations were $17.9 million and 25.6%, respectively, in fiscal 2004 compared to $11.6 million and 21.3%, respectively, in fiscal 2003.

Expenses. Total operating expenses were $216.6 million in fiscal 2004, compared to $210.3 million in fiscal 2003. As a percentage of revenues, operating expenses were 20.8% in fiscal 2004, compared to 22.9% in fiscal 2003. The increase in operating expenses generally reflected the changes in variable expenses impacted by higher tonnage shipped and added capacity, partially offset by no loss resulting from early termination debt in fiscal 2004 compared to a loss of $12.3 million resulting from early termination of debt in fiscal 2003. In addition, fiscal 2004 included higher costs for healthcare and workers compensation insurance, selling and management incentives and professional services, partially offset by income attributable to our company owned life insurance programs and gains on sale of surplus properties.

Warehouse and delivery expenses increased $8.3 million, or 6.5%, to $135.4 million in fiscal 2004, compared to $127.1 million in fiscal 2003. As a percent of revenues, warehouse and delivery expenses were 13.0% in fiscal 2004, compared to 13.8% in fiscal 2003. The increase in these expenses was attributable to higher costs for healthcare and workers compensation insurance and increased expenses for utilities, maintenance, fuel and freight.

Selling expenses increased $6.0 million or 18.6%, to $38.3 million in fiscal 2004, compared to $32.3 million in fiscal 2003, and increased as a percentage of revenues to 3.7% in fiscal 2004 from 3.5% in fiscal 2003. The increase in selling expenses was attributable to higher accruals for incentive compensation due to rapid growth in revenues and gross profit in the fourth quarter of fiscal 2004, and higher healthcare insurance.

General and administrative expenses decreased $7.9 million, or 15.5%, to $43.0 million in fiscal 2004, compared to $50.9 million in fiscal 2003. These expenses were 4.1% of revenues in fiscal 2004 and 5.5% of revenues in fiscal 2003. The increase in these expenses reflected higher healthcare and casualty and liability insurance, an increase in professional services and higher accruals for management incentives, partially offset by higher income recognized in connection with our dividends earned under our company owned life insurance policies, currency exchange gains and gains on sale of surplus property. The increase in professional services was primarily attributable to accounting, legal and financial advisory fees in connection with our financial restructuring as initially proposed.

We recognized a loss on early retirement of debt of $12.3 million in fiscal 2003 in connection with the early retirement of our 9 1/2% senior notes and term loan, which consisted of the call premium paid, a payment to terminate an interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Net Interest Expense. Net interest expense was $51.1 million in fiscal 2004 and $47.2 million in fiscal 2003. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($1.3 million in fiscal 2004 and $1.4 million in fiscal 2003).

During fiscal 2004, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $361.0 million versus $355.5 million during fiscal 2003. The weighted-average interest rate on such indebtedness during both fiscal 2004 and fiscal 2003 was 8.0%. The average borrowings under our domestic credit facility in fiscal 2004 increased to $104.3 million from $96.4 million in fiscal 2003, and the average interest rate decreased to 4.2% from 4.7% in fiscal 2003. The increase in average borrowings reflected the increased demand and pricing for products we sell.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $182.6 million at March 31, 2004 and $165.0 million at March 31, 2003, and the total interest expense on these borrowings increased to $20.1 million in fiscal 2004, compared to $17.8 million in fiscal 2003. These increases resulted primarily from additional borrowings of $17.7 million against the increased cash surrender value of our company owned life insurance policies in November 2003 to pay annual premiums on the policies and to pay interest on previous borrowings.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

Revenues. Revenues for fiscal 2003 increased 2.8% to $919.9 million, compared to $895.1 million in fiscal 2002. Revenues from our domestic operations increased 1.7% to $865.5 million in fiscal 2003, compared to $851.4 million in fiscal 2002, as the result of an increase in tonnage shipped. The increase in tonnage shipped by our domestic operations was attributable to increased demand for our products sold to customers in certain industries we serve, including machine tools and products, metal fabrication and wholesale, fluid power, and transportation, particularly during the fourth quarter of fiscal 2003. Revenues from our Canadian operations increased 24.5% to $54.4 million, compared to $43.7 million in fiscal 2002, due to increased capacity and efficiencies from new facilities, effective marketing of core products and services and overall improved economic conditions.

Gross Profit. Gross profit increased 3.3% to $261.4 million in fiscal 2003, compared to $253.1 million in fiscal 2002. Gross margin improved to 28.4%, compared to 28.3% in fiscal 2002. During fiscal 2002 and 2003, the metals service center industry was adversely impacted by weak economic conditions and weakened demand due to the uncertainty of an economic recovery. Costs for metal products were volatile due to competitive pressures resulting in decreased costs of metals. Our decreased costs of metals resulted in a LIFO credit of $3.4 million in fiscal 2003 compared to a charge of $0.6 million in fiscal 2002. Gross profit and gross margin from our domestic operations were $249.8 million and 28.9%, respectively, in fiscal 2003, compared to $243.6 million and 28.6%, respectively, for fiscal 2002. Gross profit and gross margin from our Canadian operations were $11.6 million and 21.3%, respectively, in fiscal 2003, compared to $9.5 million and 21.7%, respectively, in fiscal 2002.

Expenses. Total operating expenses were $210.3 million in fiscal 2003, compared to $204.7 million in fiscal 2002. As a percentage of revenues, operating expenses were 22.9% in both fiscal 2003 and in fiscal 2002. During fiscal 2003, expenses related to warehouse and delivery activities increased as a result of higher volumes shipped and from costs associated with added capacity. However, these costs were partially offset by income attributable to our company owned life insurance policies and adjustments to workers compensation reserves. Operating expenses in fiscal 2003 included a $12.3 million loss on early retirement of debt, while operating expenses in fiscal 2002 included $1.9 million of restructuring charges associated with workforce reductions and costs incurred in connection with facility consolidations.

Warehouse and delivery expenses increased $2.6 million, or 2.1%, to $127.1 million in fiscal 2003, compared to $124.5 million in fiscal 2002. As a percentage of revenues, warehouse and delivery expenses were

13.8% in fiscal 2003, compared to 13.9% in fiscal 2002. The increase in these expenses was attributable to higher depreciation, property tax accruals and insurance costs, increased equipment lease and maintenance expenses, and higher freight and utilities costs. Some of the increase in these costs and expenses is attributable to the expansion and automation of our Chicago facility, which became operational in July 2002.

Selling expenses increased $0.4 million, or 1.3%, to $32.3 million in fiscal 2003, compared to $31.9 million in fiscal 2002, and decreased as a percentage of revenues to 3.5% in fiscal 2003 from 3.6% in fiscal 2002. The increase in selling expenses was attributable to higher accruals for incentive compensation based on revenue and gross profit levels.

General and administrative expenses increased $2.6 million, or 5.4%, to $50.9 million in fiscal 2003, compared to $48.3 million in fiscal 2002. These expenses were 5.5% of revenues in fiscal 2003 and 5.4% of revenues in fiscal 2002. The decrease in general and administrative expenses was attributable to higher dividend income recognized in connection with our company owned life insurance policies, lower reserves required for workers compensation claims, and lower professional services and relocation expenses, partially offset by higher compensation expense, including accruals for management incentives, and higher provisions for bad debt. General and administrative expenses in fiscal 2002 also included a $1.9 million restructuring charge associated with workforce reductions and costs incurred in connection with facility consolidations.

As disclosed above, we recognized loss on early retirement of debt of $12.3 million in fiscal 2003 in connection with the early retirement of our 9 1/2% senior notes and term loan.

Net Interest Expense. Net interest expense was $47.2 million in fiscal 2003 and $42.5 million in fiscal 2002. These amounts include interest related to our long-term debt and borrowings against the cash surrender value of company owned life insurance policies we maintain, and the amortization of debt issue costs ($1.4 million in fiscal 2003 and $1.8 million in fiscal 2002).

During fiscal 2003, the average outstanding indebtedness (excluding borrowings against the cash surrender value of our company owned life insurance policies) was $355.5 million versus $310.5 million in fiscal 2002. The weighted-average interest rate on such indebtedness during fiscal 2003 was 8.0% versus 7.1% during fiscal 2002. The average borrowings under our domestic credit facility in fiscal 2003 decreased to $96.4 million from $99.2 million in fiscal 2002, primarily due to decreased expenditures related to the automated warehouse system installation at our Chicago facility, and the average interest rate decreased to 4.7% in fiscal 2003 from 5.1% in fiscal 2002.

The outstanding borrowings against the cash surrender value of our company owned life insurance policies were $165.0 million at March 31, 2003 and $147.3 million at March 31, 2002, and the total interest expense on these borrowings increased to $17.8 million in fiscal 2003, compared to $16.0 million in fiscal 2002. These increases resulted primarily from additional borrowings of $18.6 million against the increased cash surrender value of our company owned life insurance policies in November 2002 to pay annual premiums on the policies and to pay interest on previous borrowings.

Included in net interest expenses for fiscal 2002 was $2.2 million of net interest paid in quarterly settlements pursuant to our interest rate swap agreement covering a notional amount of $95.0 million under our term loan. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of the term loan as part of our senior debt offering, no quarterly settlements were required in fiscal 2003.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the periods indicated. We derived these data from our unaudited consolidated interim financial statements, which, in the opinion of our management, include all adjustments necessary to present fairly the financial information for the periods presented. You should read this information along with our consolidated financial statements and their related notes in this prospectus. Seasonal fluctuations in our business generally occur in July, November and December, when many customers’ plants and production levels are impacted by retooling, vacations or holidays. Our operating results in any given quarter or series of quarters are not necessarily indicative of our results that may be expected for a full year or any future period.

	Quarter Ended
	Mar 31, 2002	Jun 27, 2002	Sep 27, 2002	Dec 31, 2002	Mar 31, 2003	Jun 30, 2003	Sep 29, 2003	Jan 1, 2004	Mar 31, 2004	June 30, 2004
	(in thousands) (unaudited)
Statement of Operations Data:
Revenues	$224,591	$225,133	$225,231	$223,573	$245,990	$238,299	$231,216	$248,785	$322,067	$361,636
Gross Profit	61,948	63,266	63,612	63,719	70,768	66,862	64,240	68,805	86,194	105,561
Expenses	50,164	60,885	49,763	49,903	49,726	50,621	50,249	54,102	61,657	65,895
Income from operations	11,784	2,381	13,849	13,816	21,042	16,241	13,991	14,703	24,537	39,666
Net interest expense	10,767	10,368	12,189	12,529	12,120	12,628	12,583	12,995	12,887	13,111
Net income (loss)	972	(8,335)	1,556	1,153	8,008	2,794	1,250	1,237	9,971	21,957

Liquidity and Capital Resources

Working Capital. Working capital increased to $196.8 million at June 30, 2004, from $139.5 million at March 31, 2004. The increase was attributable to an increase in inventories of $41.2 million, or 18.3%, due to higher prices for metal products, increased tonnage and changes in inventory mix and an increase in net accounts receivable of $32.7 million, or 24.6%, due to the rapid growth of sales, partially offset by an increase in accounts payable and accrued liabilities. During the first quarter of fiscal 2005, our primary source of cash consisted of borrowings under our credit facilities, which increased by $45.7 million to $99.2 million at June 30, 2004 from $53.5 million at March 31, 2004. Our primary uses of cash in the first three months of fiscal 2005 included $42.4 million to fund operating activities, compared to $23.1 million in the same period of fiscal 2004, and $7.2 million for capital expenditures, compared to $1.9 million in the same period of fiscal 2004. The increase in cash used in operating activities was primarily attributable to the increase in inventory to support sales growth, higher prices for metal products and higher accounts receivable due to increased sales.

Working capital decreased to $139.5 million at March 31, 2004 when compared to $150.2 million at March 31, 2003. The decrease was attributable to an increase in our accounts payable and accrued liabilities of $55.2 million resulting from increased demand during the fourth quarter of fiscal 2004, partially offset by higher accounts receivable of $35.8 million and an increase in our inventory of $11.7 million. Our primary sources of cash in fiscal 2004 consisted of funds provided by operations of $29.5 million and proceeds from sale of assets of $1.5 million. Our primary uses of cash in fiscal 2004 consisted of (1) capital expenditures of $10.5 million, (2) dividends to Holding of $5.8 million for the redemption of stock from retiring and terminated EMJ employees and (3) net payments under our credit facilities of $19.4 million. The redemption of $5.8 million of Holding capital stock from retiring and terminated EMJ employees was required by the terms of our stock bonus plan and by the Holding’s stockholders agreement. This amount was lower than the amount paid in fiscal 2003 and in fiscal 2002 due to the timing of distributions, the number and mix of shares being purchased and changes in stock prices. We expect that these redemptions for fiscal 2005 will be similar to those paid in fiscal 2004, although the amount or timing of these expenditures is not within our control and there can be no assurance in this regard.

Capital Expenditures. Capital expenditures were $10.5 million in fiscal 2004, $15.3 million in fiscal 2003 and $24.5 million in fiscal 2002. Capital expenditures in fiscal 2004 were primarily for routine replacement of machinery and equipment, facility improvements and expansions, including the expansion and automation of our facility in Chicago, and the purchase of computer hardware and software.

For fiscal 2005, we have planned approximately $20.8 million of capital expenditures to be financed from internally generated funds and borrowings under our credit facility. Approximately $12.8 million is for facility improvements and expansions, $6.5 million is for routine replacement of machinery and equipment, and $1.5 million is for further additions and enhancements to our information management systems. Planned capital expenditures in fiscal 2005 include commitments of $9.5 million that consist of a consolidation project in our Cleveland, Ohio facilities, relocation of our facility within Houston, Texas, relocation of our Chattanooga, Tennessee satellite facility to a new facility in Birmingham, Alabama and expansion of a facility in Wrightsville, Pennsylvania. For the first three months of fiscal 2005, our capital expenditures totaled $7.2 million.

Sources of Liquidity. As of June 30, 2004, our primary sources of liquidity were available borrowings of $95.2 million under our domestic credit facility, cash and cash equivalents of approximately $10.8 million, available borrowings of approximately $15.2 million against the company owned life insurance policies we maintain and internally generated funds.

Domestic Credit Facility. Our domestic credit facility allows maximum borrowings of the lesser of $200 million, including letters of credit, and an amount equal to 85% of eligible trade receivables plus 55% of eligible inventories. At June 30, 2004, we had $97.6 million of revolving loans and $7.2 million of letters of credit outstanding under our domestic credit facility. Borrowings under our credit facility bear interest at a base rate (generally defined as the greater of Deutsche Bank Trust Company Americas’ prime lending rate or 0.5% over the Federal Funds Rate) plus 1.25% or the adjusted Eurodollar rate plus 2.5%. At June 30, 2004, the bank’s prime lending rate was 4.0% and the Eurodollar rate was 1.25%. Borrowings under our credit facility are secured by our domestic inventory and accounts receivable. Under the credit facility, we are obligated to pay certain fees, including an unused commitment fee of 0.5%, payable monthly in arrears, and letter of credit fees of 2.5% per year of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus other standard fees. The credit facility also contains financial covenants concerning the maintenance of minimum working capital and a fixed charge coverage ratio. The credit facility also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by us and our subsidiaries, dividends and other restricted payments by us and our subsidiaries in respect of capital stock, and certain transactions with affiliates. As of June 30, 2004, we were in compliance with all covenants under our domestic credit facility. However, based on our current expectations for the remainder of fiscal 2005, our capital expenditures will exceed the covenant limitations on capital expenditures. We have received a consent agreement from our bank syndicate to cover planned expenditures exceeding the covenant limitations on capital expenditures for fiscal 2005. Our credit facility will mature in April 2006.

Company Owned Life Insurance Policies. As of June 30, 2004, we had borrowed $182.6 million against the cash surrender value of the life insurance policies that we own. These policies are non-recourse and bear interest at a rate 0.5% greater than the dividend income rate on the policies. As of June 30, 2004, there was approximately $40.3 million of cash surrender value in all life insurance policies we maintain, net of borrowings.

Industrial Revenue Bonds. We have issued industrial revenue bonds in connection with significant facility improvements and construction projects. As of June 30, 2004, our outstanding industrial revenue bond indebtedness amounted to $0.5 million payable in one remaining installment of $0.5 million with interest at 9.0%, $4.3 million payable in annual installments of $0.7 million with interest at 5.25%, and $0.9 million payable in one remaining installment of $0.9 million with interest at 8.5%. As of June 30, 2004, principal payments required by our outstanding industrial revenue bond indebtedness amounted to $1.6 million in the remainder of fiscal 2005, $1.2 million in fiscal 2006, $0.7 million in each of fiscal 2007, 2008 and 2009 and $0.8 million in the aggregate thereafter through fiscal 2010.

Senior Secured Notes. As of June 30, 2004, we had $250.0 million in aggregate principal amount of 9 3/4% senior secured notes outstanding, with interest payable semi-annually on June 1 and December 1. Our notes are secured by a first priority lien (subject to permitted liens) on substantially all of our current and future acquired unencumbered real property, plant and equipment. We will not be required to make any principal payments on our senior secured notes until their maturity in fiscal 2013. The indenture under which our senior secured notes are issued contains covenants that limit our ability to incur additional debt, pay dividends and make distributions, make certain investments, transfer and sell assets, create certain liens in favor of other entities, engage in sale-leaseback transactions, engage in certain transactions with affiliates, and consolidate or merge or sell all or substantially all of our assets.

Canadian Subsidiary Liquidity. Our Canadian subsidiary has available its own credit facilities of up to C$9.0 million, consisting of a revolving credit facility of C$5.5 million, a term financial instruments facility of C$3.0 million to be used for hedging foreign currency and rate fluctuations, and a special credit facility of C$0.5 million for letters of guarantee in connection with a lease for our facility in Toronto, Ontario. As of June 30, 2004, C$2.1 million ($1.6 million) was outstanding under the revolving credit facility and a letter of guarantee for C$0.5 million ($0.4 million) was issued. None of the term financial instruments facility was used as of June 30, 2004.

Future Needs. Our ongoing cash requirements for debt service and related obligations are expected to consist primarily of interest payments under our domestic credit facility, interest payments on our 9 3/4% senior secured notes, capital expenditures and principal and interest payments on our industrial revenue bonds.

We believe our sources of liquidity and capital resources are sufficient to meet all currently anticipated short-term and long-term operating cash requirements, including debt service payments on our credit facility and 9 3/4% senior secured notes prior to their scheduled maturities in fiscal 2007 and fiscal 2013, respectively. However, we may need to replace or to refinance all or a portion of our credit facility and the 9 3/4% senior secured notes prior to their respective maturities. If we are unable to satisfy our debt obligations or to timely refinance or replace our debt, we may need to sell assets, reduce or delay capital investments or raise additional capital to be able to effectively operate our business.

Contractual Obligations

The following table summarizes our contractual cash obligations as of March 31, 2004. Certain of these contractual obligations are reflected on our consolidated balance sheet, while others are disclosed as future obligations.

	Payments Due By Period
Contractual Obligations	Total	Fiscal 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Thereafter
	(in thousands)
Long-term debt	$309,738	$3,976	$1,215	$52,392	$715	$715	$250,725
Capital lease obligations	—	—	—	—	—	—	—
Operating leases(1)	100,054	18,422	14,315	10,323	7,337	5,718	43,939
Purchase obligations	—	—	—	—	—	—	—
Other long-term liabilities(2)	7,638	875	900	925	950	675	3,313

Total	$417,430	$23,273	$16,430	$63,640	$9,002	$7,108	$297,977

(1)	Excludes sublease income of $7,960, $711, $816, $828, $840, $845 and $3,920 for the above periods, respectively.
(2)	Includes estimated annual payments based on prior years trended amounts for postretirement benefits and estimated annual payments of $700 over the next four years and $400 thereafter to meet ERISA minimum pension funding requirements that began in fiscal 2004.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we are exposed to various market risk factors caused by changes in commodity prices, interest rates and foreign currency exchange rates. We do not use financial instruments or enter into hedging transactions for speculative or trading purposes with respect to managing these market risks. However, we have used and will continue to evaluate the use of financial instruments to reduce our exposure to higher interest costs during periods of rising interest rates. At June 30, 2004 and March 31, 2004, no such financial instruments existed. Our exposure to changing interest rates is limited to our domestic credit facility such that our results of operations and cash flows during the first three months of fiscal 2005 would have been impacted by approximately $1.0 million for each 1% increase or decrease in the applicable interest rate.

The currency used by our foreign subsidiaries is the applicable local currency. Exchange adjustments resulting from foreign currency transactions are recognized in net earnings, and adjustments resulting from the translation of financial statements are included in accumulated other comprehensive loss within our stockholder’s equity (deficit). Our exposure to market risk for changes in foreign currency exchange rates is limited to our Canadian operations and the Canadian dollar. Changes in the exchange rate of the Canadian dollar have not had and are not expected to have a material impact on our results of operations and cash flows. We estimate that a 10% change in the average exchange rate of the Canadian dollar during the first three months of fiscal 2005 would have impacted our results of operations by approximately $0.2 million. We do not expect to hedge our exposure to foreign currency fluctuations in the foreseeable future.

Recent Accounting Developments

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The impact of the Act is not reflected in any amounts disclosed in our consolidated financial statements or the related notes. We are currently reviewing the effects the Act will have on our plans and expect to complete that review during fiscal 2005. In January 2004, the Financial Accounting Standards Board (FASB) issued a Staff Position document that acknowledged issues associated with measuring and recognizing the effect of the Act and allowed companies to elect to defer accounting for these effects until authoritative guidance on the accounting for the federal subsidy was issued. In May 2004, the FASB issued Staff Position FSAS No. 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 provides guidance on the accounting, disclosure, effective date and transition rules related to the Act. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributed to past service as an actuarial experience gain and as a reduction of the service cost component of net periodic health care costs for the amounts attributable to current service, if the benefit provided is at least actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for periods beginning after June 15, 2004.

In December 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132-R). This statement amends the disclosure requirements of SFAS 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS 132-R is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 has no effect on our consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transactions, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of June 30, 2004, we had no such instruments.

In December 2003, FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (FIN No. 46-R). FIN 46-R provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on our consolidated financial statements.

BUSINESS

We were formed on May 3, 1990, when affiliates of Kelso & Company, L.P., a private investment firm, acquired control of and combined two leading metals distributors, Earle M. Jorgensen Company (founded in 1921) and Kilsby-Roberts Holding Co. (successor to C.A. Roberts Company, founded in 1915). In connection with the combination of these two companies, we became a wholly owned subsidiary of Holding. After the consummation of the financial restructuring, Holding will cease to exist and the noteholders and stockholders of Holding will become stockholders of EMJ.

We are a leading distributor of metal bar and tubular products used by North American manufacturing companies and have been in business for over 80 years. We purchase over 25,000 different metal products in large quantities from primary producers, including a broad mix of carbon steel, stainless steel and aluminum bar, tubular and plate products. We sell these metal products in smaller quantities to over 35,000 customers spanning various industries, including machine tools, industrial equipment, transportation, fluid power, oil, gas and energy, fabricated metal, and construction and agricultural equipment. We distribute our broad range of metal products and provide our customers value-added metal processing and inventory management services from our distribution network of 36 strategically located service and processing centers in the United States and Canada.

Our metal processing services consist of cutting to length, burning, sawing, honing, shearing, grinding, polishing and performing other similar services on most of the metal products we sell, all to customer specifications. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee.

During the past several years, we have focused our management efforts on automating and reconfiguring our facilities to increase workflow, enhancing our information management systems to improve customer service, and streamlining our management structure, reducing headcount, and decreasing corporate overhead to reduce costs. We believe that our efficient operating structure enables us to achieve gross profit per employee levels that are considerably higher than those of our major competitors.

Industry Overview

Metals service centers function as key intermediaries between the metals producers that desire to sell large volumes to few customers and the end-users that need specific products in smaller quantities. Primary metals producers, which manufacture and sell large volumes of steel, aluminum and specialty metals in standard sizes and configurations, generally sell only to large end-users and metals service centers that do not require processing of the products and who can order in large quantities and tolerate relatively long lead times. We believe that the role of the primary metals producers will not change in the foreseeable future and that these producers will continue to focus on providing efficient and volume-driven production of a limited number of standardized metal products. The metals distribution industry is fragmented, with approximately 1,300 participants throughout North America, the largest of which represented less than 5% of estimated industry sales in North America of $50 billion in 2003. Based on 2003 data on the North American industry, approximately $27.0 billion of sales were attributable to the 50 largest metals service centers in North America. The industry includes both general-line distributors, like us, that handle a wide range of metal products and specialty distributors that specialize in particular categories of metal products. Most of the companies in the metals distribution industry have a product mix more heavily weighted toward flat products, such as sheet and plate. The bar and tubular products that are our core products tend to be sold in smaller quantities, with shorter lead times and at higher gross margins than flat products, such as sheet and plate. Geographic coverage by metals service centers is influenced by their national, regional and local representation.

We believe that a low-cost position coupled with excellent customer service, including breadth and availability of product offerings, timely and reliable delivery and responsiveness to customer needs, are the critical success factors that differentiate between various service centers. For example, metals end-users are increasingly moving to lean manufacturing models that require metal products to be delivered to them on an as-needed basis. This has increased these end-users’ need for service centers that can meet their delivery requirements by maintaining an extensive inventory of available metal products.

Competitive Strengths

We believe that the following factors contribute to our success in the metals service center industry:

Excellent Product Selection and Service. We are a recognized leader in the metals service center industry, with an excellent reputation for quality and service built over our 80 years of operation. We have an extensive inventory of core products, including one of the most extensive lines of bar and tubular products in North America. Over the last several years, we have further enhanced our reputation by implementing a program for our customers in which we guarantee on-time delivery of our products or they are free. This program, which we believe is unique among our major competitors in North America, has been very successful, with on-time performance of approximately 99% since its inception in 1999. Our broad network of service and processing centers and our proprietary information management systems have been critical to our ability to guarantee our service. Further, we have received numerous quality and service awards from our customers and have consistently demonstrated our commitment to improve our business in order to better satisfy our customers’ needs, including being among the first in our industry to receive ISO 9002 and QS 9000 certifications and providing electronic commerce capabilities.

Excellent Supplier Relationships. We believe we are one of the largest purchasers of steel bars and tubing in North America, and one of the leading distribution customers in our core products for each of our major suppliers. These supplier relationships enable us to better meet our customers’ demands for metals during periods of tight supply, such as the one our industry is currently experiencing.

Broad Network of Strategically Located Facilities and Diverse Customer Base. Our 36 service and processing centers are strategically located throughout North America, generally within one day’s delivery time to almost all U.S. manufacturing centers. Our broad service network enables us to provide services to national customers with multiple locations, as well as to smaller single-site customers. We serve more than 35,000 customers across a broad range of industries, with no single customer accounting for more than 2% of our revenues in fiscal 2004 or the first three months of fiscal 2005. Our ten largest customers represented approximately 10% of our revenues in fiscal 2004, and the average length of these customer relationships was approximately 14 years. During fiscal 2004 and the first three months of fiscal 2005, we handled approximately 7,900 and 8,300 sales transactions per business day, respectively, at an average sales price of approximately $520 and $690 per transaction, respectively.

Focus on Information Management Systems. Through our proprietary information management systems, we track and allocate inventory among all of our locations, maintain high levels of customer service through better order and product reference data and monitor our operating results. We track our entire inventory on a real-time basis through our information management systems, which allows our salespeople and operating employees to have visibility into in-process orders and enables us to meet our on-time delivery guarantee. Our in-house information technology team interacts closely with our salesforce and operations personnel.

Warehouse Automation. We recently completed the installation of an automated inventory storage and retrieval system in our largest facility, which is located in Chicago. This fully operational system, which we refer to as the Kasto system, allows us to streamline order filling and improve employee productivity, resulting in reduced material handling and processing costs and increased order fill rates. For example, warehouse cost per ton at our Chicago facility, which services regional customers and also supplies products to all of our other service centers, has decreased approximately 26% from $96.33 in the second quarter of fiscal 2004, the quarter immediately preceding the completion of the automated warehouse system’s installation, to $71.62 in the first quarter of fiscal 2005.

Experienced Management Team. Our senior management team has an average of 29 years of industry experience. Our chief executive officer, Maurice S. Nelson, Jr., has spent over 42 years in the metals industry with us and at Inland Steel Company and Alcoa Inc. Mr. Nelson was named the Service Center Executive of the Year for 2001 by Metal Center News and served as chairman of the Metal Service Center Institute during the 2002-2003 term.

Operating and Growth Strategy

Our primary business goals are to increase market share and to improve operating profits and cash flows. Our operating and growth strategies to accomplish these goals consist of the following elements:

Focus on Core Products. We believe our purchasing volumes for our core bar and tubular products enable us to achieve among the lowest available product acquisition costs for these products among metals service centers in North America. We believe we can grow our market share and increase profitability by continuing to focus our marketing efforts on our core products and capitalizing on our procurement advantage.

Focus on Timely and Reliable Delivery and Value-Added Services. We believe our guarantee to provide on-time delivery service will continue to differentiate us from our competition and enable us to increase our market share. In addition, we seek to increase our margins and grow our market share by complementing our metal product sales efforts with value-added services, such as inventory management and processing activities, including our special stocking programs and cutting and honing operations.

Expand Satellite Operations. We believe a key aspect of serving our current customers and acquiring new customers is having a physical presence in markets that require our products and services. Accordingly, we have been implementing a strategy to target those geographic areas where we can justify opening a “satellite” location. These locations are managed locally by warehouse and delivery personnel, stock a limited inventory of core products and require minimal initial and maintenance capital expenditures, resulting in a low-cost opportunity to serve select markets. Each satellite operation is supported by inventory, inside salespeople and the general management of one of our larger service centers. During the past 12 months, we have opened satellite facilities in Orlando, Florida and northern Ontario and have recently relocated our successful Chattanooga, Tennessee satellite facility to a larger new full service facility in Birmingham, Alabama. We continue to evaluate additional satellite locations.

Maintain Technology Leadership. We have made and will continue to make investments in technology in order to differentiate our capabilities from those of our competitors. We intend to continue to enhance our information management systems by upgrading software and hardware to improve the connectivity, stability and reliability of these systems, which will help us continue to improve customer service. To further improve our productivity and efficiency, we are (1) expanding the warehouse automation system in our Chicago facility and evaluating the implementation of the warehouse automation systems in our other facilities, (2) creating a centralized data warehouse to facilitate greater access to transactional information, (3) developing new electronic commerce tools for customer and vendor interfaces to offer better compatibility with various systems and (4) implementing IP telephony to reduce costs and allow for greater customer service flexibility.

Products and Suppliers

We have designated certain carbon and alloy, stainless and aluminum products as core product offerings under our bar and tubular product lines. We also offer certain plate and other products. Each of our service centers stocks a broad range of shapes and sizes of each of these products, as dictated by market demand, in an effort to be a market leader in all of the core product lines in its geographic area. We process most of the metal products we sell by cutting to length, burning, sawing, honing, shearing, grinding, polishing, and performing similar services on them, all to customer specifications. These processing services save our customers time, labor and expense, which helps them better manage their manufacturing costs. As part of our inventory management services, we schedule deliveries in the quantities and at the times required by just-in-time manufacturing processes employed by a growing number of leading manufacturing companies and provide our customers with an on-time product delivery guarantee. Our inventory management services also include special stocking programs and management of inventory levels for items specified by customers based on their forecasts.

Carbon steel bar products (hot-rolled and cold-finished) and carbon plate and sheet are used in a wide range of products and applications, including construction equipment, agricultural equipment, automotive and truck manufacturing and oil exploration. Stainless steel bar and plate are used widely in the chemical, petrochemical, and oil refining and biomedical industries where resistance to corrosion is important. Aluminum bar and plate are frequently used in aircraft and aerospace applications where weight is a factor. Different tubular products are appropriate for particular uses based on different characteristics of the tubular materials, including strength, weight, resistance to corrosion and cost. Carbon steel tubing and pipe are used in general manufacturing. Alloy tubing is used frequently in the manufacturing of oil field equipment and farm equipment. Stainless steel tubing and pipe are used in applications requiring a high resistance to corrosion, such as food processing. Aluminum tubing and pipe are used in applications that put a premium on lightweight, such as aerospace manufacturing.

The percentage of revenues generated from sales of material by product group for the fiscal years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004 is as follows.

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
Bars:
Carbon and Alloy	36.6%	37.4%	37.4%	36.2%	40.4%
Stainless	11.9	11.3	11.7	11.6	11.0
Aluminum	7.7	7.9	8.1	8.2	7.3
Brass	0.7	1.0	1.4	1.3	1.5

Total	56.9	57.6	58.6	57.3	60.2
Tubing:
Carbon and Alloy	24.6	24.6	23.6	24.5	23.7
Stainless	3.0	2.9	2.8	2.9	2.3
Aluminum	3.6	3.2	2.7	3.0	2.4

Total	31.2	30.7	29.1	30.4	28.4
Plate:
Carbon and Alloy	3.9	3.5	3.2	3.1	3.4
Stainless	1.5	1.3	1.2	1.2	1.0
Aluminum	2.3	2.4	2.0	2.0	1.9

Total	7.7	7.2	6.4	6.3	6.3
Other	4.2	4.5	5.9	6.0	5.1

	100.0%	100.0%	100.0%	100.0%	100.0%

The majority of our procurement activities are conducted by a centralized merchandising office in our Chicago facility. Specialists in major product lines make the majority of inventory purchases on behalf of our service centers. This merchandising group develops and evaluates the working relationships with high-quality suppliers to ensure availability, quality and timely delivery of product. Because of this centralized coordination and the total volume of purchases we make, we often are a recognized distributor for major metals suppliers and believe that we are able to purchase our core products inventory at among the lowest unit cost available to North American metals service centers.

The majority of our inventory purchases are made by purchase order, and we have no significant supply contracts with periods in excess of one year. We are not dependent on any single supplier for any product or for a significant portion of our purchases. In fiscal 2004 and the first three months of fiscal 2005, no single supplier represented more than 10% of our total purchases. We purchased less than 15% of our inventory from foreign-based suppliers in fiscal 2004.

Customers and Markets

We provide metal products and value-added metal processing and inventory management services to over 35,000 customers throughout North America that do business in a wide variety of industries. No customer represented more than 2% of our revenues in fiscal 2004 or the first three months of fiscal 2005. During fiscal 2004 and the first three months of fiscal 2005, we processed approximately 7,900 and 8,300 sales transactions per business day, respectively, at an average sale price of approximately $520 and $690 per transaction, respectively. In addition, sales of material out of our stock inventory (referred to as “stock” sales) represented 89.7%, 90.8%, 91.7% and 93.4% of our revenues from the sale of metal products for fiscal 2002, 2003 and 2004 and the first three months of fiscal 2005, respectively. We believe our ability to support this high proportion of stock sales is critical in growing market share and maintaining higher gross margins than would otherwise be possible. The balance of revenues represents special customer requirements that we meet by arranging mill-direct sales and by making buy-outs from other distributors of inventory items we do not maintain as stock inventory. These non-stock sales generally have lower gross margins than stock sales, but provide a valuable customer service. For information concerning the seasonal nature of our business, see “Management’s Discussion and Analysis—Quarterly Results of Operations.”

The following table provides the percentage of tonnage we sold to domestic customers in the largest industries we serve for the fiscal years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004.

	Fiscal Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
Machine Tools	27.4%	27.0%	28.1%	26.6%	28.9%
Industrial Equipment	9.5	8.7	7.7	7.9	8.0
Transportation	8.5	8.1	7.5	8.3	6.9
Metal Service Centers & Wholesale Trade	6.3	6.6	6.1	6.1	6.3
Fluid Power	4.1	4.7	6.0	5.9	6.2
Oil, Gas & Energy	4.3	4.2	5.8	6.3	4.4
Fabricated Metal	6.3	6.6	5.7	5.8	6.2
Construction/Agricultural Equipment	8.4	7.9	5.1	5.4	5.6
Screw Machine Products	4.4	6.0	5.0	4.9	5.3
Power Transmission Equipment	2.7	3.4	3.7	3.9	3.7
All Other Industries	18.1	16.8	19.3	18.9	18.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Most of our sales originate from individual purchase orders, with the pricing set at the time of the sale, and are not subject to ongoing supply contracts. When we enter into a fixed price arrangement, we typically enter into a corresponding supply arrangement with our supplier to cover the commitment to our customer. These corresponding supply arrangements limit the risk of fluctuating prices negatively impacting our margins on these fixed price arrangements. These arrangements provide the customer with greater certainty as to timely delivery, price stability and continuity of supply, and sometimes satisfy particular processing or inventory management requirements. In addition, these arrangements have resulted in new customer relationships and increased sales volumes, but can have a lower gross margin than our ordinary sales. These fixed price arrangements, in the aggregate, represented approximately 10% of our total revenues in fiscal 2004.

Competition

We compete with numerous national, regional and local service centers of various sizes and capabilities. Some of these service centers are general line service centers and some specialize in a narrow range of products (such as stainless bars). We compete based on inventory availability, timely delivery, price, customer service, quality and processing capabilities. We believe that our extensive inventory of core products, excellent customer service, excellent supplier relationships, broad network of facilities, proprietary technology, automated warehouse system and experienced management team enable us to compete effectively in our industry.

Information Management Systems

Our proprietary information management systems enable us to track and allocate inventory among all of our locations, improve customer service through better order and product reference data and monitor operating results. The ability to track our inventory system-wide on a real-time basis allows our salespeople to integrate ordering and scheduling, which enables us to meet our on-time delivery guarantee. Our proprietary systems have been and will continue to be upgraded, developed and implemented to improve efficiencies and customer service.

Intellectual Property and Licenses

EMJ® and E-METALS® are registered trademarks, and our name is a registered service mark, in the United States and in other countries where we do or expect to do business. Other service marks, including hallmarks, logos, taglines or mottos, used to conduct business are or will be registered as necessary to protect our proprietary rights. We also own our Internet domain name, emjmetals.com. We consider certain information owned by us to be trade secrets, and we take measures to protect the confidentiality and control the disclosure of such information. We believe that these safeguards adequately protect our proprietary rights. While we consider all of our intellectual property rights as a whole to be important, we do not consider any single right to be essential to our operations.

Employees

As of June 30, 2004, EMJ employed 1,637 persons, of whom 1,010 were employed in warehouse operations or shipping, 355 were employed in sales and 272 served in executive, administrative or district office capacities. Four different unions represent approximately 37% of our employees from 16 locations. Our collective bargaining agreements expire on staggered dates through 2010, including two agreements that expire in the next 12 months and cover 77 employees at two locations as of September 30, 2004. We believe we have a good overall relationship with our employees and do not expect any significant issues to arise in connection with collective bargaining agreements in the near future.

Properties

We currently maintain 36 strategically located service centers, including two plate processing centers, one cutting center and one tubular honing facility. Of these service centers, 32 are located in various cities throughout the United States and four are located in Canada. We are headquartered in Lynwood, California and have a sales office in Hartford, Connecticut and a merchandising office in Chicago, Illinois. Our facilities generally are capable of being utilized at higher capacities than they are currently being utilized, if necessary. Most leased facilities have initial terms of more than one year and include renewal options. While some of the leases expire in the near term, we do not believe that we will have difficulty renewing such leases or finding alternative sites. Our 9 3/4% senior secured notes are secured by a first priority lien (subject to permitted liens) on substantially all of our current and future acquired unencumbered real property.

Set forth below is a table summarizing certain information with respect to our 36 service centers.

Country/City/State or Province	Owned/ Leased	Square Footage (approximately)
United States:
Birmingham, Alabama(1)	Owned	80,000
Phoenix, Arizona	Owned	72,200
Little Rock, Arkansas	Leased	27,700
Hayward, California	Leased	91,000
Los Angeles, California (a distribution center and a plate processing center)	Owned	319,400
Denver, Colorado	Leased	77,400
Orlando, Florida(2)	Leased	29,700
Chicago, Illinois(3)	Owned	603,700
Indianapolis, Indiana (a distribution center and a cutting center)	Owned	225,000
Eldridge, Iowa	Leased	104,500
Boston, Massachusetts	Owned	63,500
Detroit, Michigan(2)	Leased	28,700
Minneapolis, Minnesota	Owned	169,200
Kansas City, Missouri	Leased	120,900
St. Louis, Missouri	Leased	108,100
Rochester, New York(2)	Leased	31,500
Charlotte, North Carolina	Owned	175,300
Cincinnati, Ohio	Leased	125,200
Cleveland, Ohio	Owned	200,200
Cleveland, Ohio	Owned	137,800
Tulsa, Oklahoma (a distribution center and tubular honing center)(4)	Owned	143,400
Portland, Oregon	Leased	33,800
Philadelphia, Pennsylvania(5)	Leased	27,200
Wrightsville, Pennsylvania	Leased	124,500
Memphis, Tennessee	Leased	56,500
Dallas, Texas	Owned	132,800
Houston, Texas(6)	Owned	95,200
Salt Lake City, Utah(2)	Leased	25,400
Seattle, Washington	Leased	83,600
Canada:
Edmonton, Alberta	Leased	25,800
North Bay, Ontario(2)	Leased	10,000
Toronto, Ontario	Leased	61,800
Montréal, Quebec	Leased	82,700

(1)	We also lease a 27,000 square foot facility in Chattanooga, Tennessee, the operations of which have been relocated to this facility. This lease expires in October 2004.
(2)	We consider these locations satellite operations.
(3)	Our Chicago facility supplies products to all of our other service centers.
(4)	We also own a 108,000 square foot facility in Tulsa, Oklahoma, the operations of which were consolidated with this facility.
(5)	We also lease a 38,000 square foot facility in Philadelphia, Pennsylvania that is being subleased, the operations of which have been relocated to this facility.
(6)	We also own a 276,000 square foot facility in Houston, Texas, the operations of which have been relocated to this facility. The 276,000 square foot facility is under contract for sale.

Foreign Operations

Through our wholly owned subsidiary, Earle M. Jorgensen (Canada) Inc., a Canadian limited liability company, we operate four service centers located in Toronto, Montréal, Edmonton and North Bay. Revenues from our Canadian operations totaled $43.7 million in fiscal 2002, $54.4 million in fiscal 2003, $70.0 million in fiscal 2004 and $23.3 million in the first three months of fiscal 2005. Our long-lived assets located in Canada, primarily warehouse equipment, totaled $1.9 million, $2.4 million, $3.0 million and $3.0 million as of March 31, 2002, 2003 and 2004 and June 30, 2004, respectively.

Health and Safety Regulations

Our operations are governed by many laws and regulations designed to promote workplace safety and to protect the welfare of employees, including the Occupational Safety and Health Act and regulations thereunder. We believe we are in material compliance with these laws and regulations.

Environmental Matters

We are subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. Although we believe we are in material compliance with laws and regulations, we are from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

During fiscal years 2002, 2003 and 2004, expenditures totaling approximately $0.1 million, $0.2 million and $0.2 million, respectively, were made in connection with monitoring and investigation activities at sites with contaminated soil and/or groundwater. As of June 30, 2004, an accrual of $0.2 million exists for future investigation activities related to the Duwamish site, as discussed below. We do not consider any other pending environmental matters material.

Forge (Seattle/Kent, WA). In November 1998, we paid the purchasers of our former Forge facility and an off-site disposal site $2.3 million as an arbitration award for liabilities related to the remediation of known contamination at the Forge facility. We continue to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology. Annual costs associated with such monitoring are not significant, and we do not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency, or the EPA, as a Superfund Site. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs and damages to natural resources caused by such releases. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA has entered into an Administrative Order of Consent (AOC) with four major property owners with potential liability for cleanup of the Duwamish site that outline tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified us of a potential claim for indemnification for any liability relating to contamination of the Duwamish site. The notification stated that the Forge facility, along with other businesses located along the Duwamish site, are expected be named as potentially responsible parties for contamination of the Duwamish site and requested that EMJ participate under a joint defense.

On July 10, 2003, pursuant to a request from the EPA, we executed an AOC under CERCLA to investigate certain areas of the Forge facility to determine whether it has contributed to certain contamination of the Lower Duwamish Waterway that is expected to be the subject of remedial action by a neighboring facility. A preliminary estimate of the cost of proposed work under the AOC ranges from $0.4 million to $0.5 million, and is subject to approval by the EPA. As of June 30, 2004, we have accrued $0.2 million for these costs that are expected to be incurred during fiscal 2005. On April 15, 2003, we signed a funding and participation agreement with the current owners of the Forge property, which requires us to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC.

We are continuing to evaluate this matter and remedies we may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish site. Because the site is still being investigated and cleanup alternatives and responsibility for cleanup evaluated, we cannot determine what ultimate liability we may have relating to this matter.

Legal Proceedings

On March 8, 2002, the United States Department of Labor, or DOL, sued us, Holding, our stock bonus plan and former members of our benefits committee in the federal district court for the Central District of California. The DOL claimed that the valuations of Holding common stock used to make annual contributions to our stock bonus plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of our benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the DOL contended that the contributions to our stock bonus plan were prohibited transactions under ERISA. We, Holding and members of the benefits committee defended the suit vigorously and ultimately settled the suit via a consent order and release executed with the DOL on January 27, 2003. The key provisions of the agreement are as follows: (1) we have not been required to make any payments to the stock bonus plan under the agreement; (2) we are prohibited from making further common stock contributions to the stock bonus plan; (3) we have continued to obtain annual appraisals of Holding stock using methodology consistent with prior appraisals, and have used that appraised value as the purchase price for repurchases of common stock as we have done in the past and (4) if the annual appraisal of our common stock is less than $4.25 per share, we are required to pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the stock bonus plan for the plan years 1994 through 2000. If we are required to pay the floor price in connection with the repurchase of common stock from departing employees, the settlement agreement also allows the DOL to assess a penalty to EMJ equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

In December 2003, we entered into agreements with Holding, a subsidiary of EMJ and the principal stockholders of Holding that provided for a financial restructuring pursuant to which Holding would become a wholly owned subsidiary of EMJ and the stockholders and noteholders of Holding would receive shares of our common stock based on a fixed exchange ratio. Prior to approval of the transaction, the DOL initiated a review of the procedures followed by our benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to Holding and an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. At that time, the DOL urged the benefits committee to consider a financial restructuring that would eliminate on a going-forward basis valuation methodology that was agreed upon in the consent order. These discussions with the DOL resulted in delays that, combined with other transactional requirements, precluded the consummation of the financial restructuring on the terms originally proposed.

With regard to the financial restructuring described in this prospectus and that is to be consummated in connection with this offering, we have concluded that it is preferable to amend the consent order to change the methodology used in preparing the annual valuations for our plan. In connection with the change in valuation methodology, we have also determined that it is in the best interests of the plan to make a special contribution of additional shares of Holding common stock with respect to the shares of Holding common stock contributed from 1994 through 2000. This contribution (which would be converted into a contribution of our common stock upon consummation of the financial restructuring) would compensate our plan participants for the disadvantage they would experience because the change in methodology would cause a significant decrease in the appraised value of the Holding common stock. We outlined the details of that proposal to representatives of the DOL at a meeting in June 2004 and submitted a written explanation of the proposed amendment to the consent order and related documentation on August 18, 2004. We are not permitted to make the special contribution unless the consent order is amended and such amendment is a condition to consummation of the currently contemplated financial restructuring described in this prospectus.

On April 22, 2002, Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, brought suit against us and six other metals service centers in the federal District Court for the Western District of Oklahoma. Champagne Metals alleged that we had conspired with the other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor in violation of federal and state antitrust laws and that such conspiracy further constituted tortious interference with business and contractual relations. Champagne Metals sought treble damages on its antitrust claims and punitive damages in addition to actual damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. The plaintiff filed notice of appeal on July 13, 2004.

We are also occasionally involved in ordinary, routine litigation incidental to our normal course of business, none of which we believe to be material to our financial condition or results of operations. We maintain various liability insurance coverages to protect our assets from losses arising out of or involving activities associated with ongoing and normal business operations. See also the discussion of environmental proceedings under “Environmental Matters” above.

MANAGEMENT

Executive Officers and Directors

The following table contains information with respect to our executive officers and directors, including their ages as of August 31, 2004. There are no family relationships between any of our executive officers or directors.

Name	Age	Position
Maurice S. Nelson, Jr.	66	President, Chief Executive Officer, Chief Operating Officer and Director
R. Neil McCaffery	54	Executive Vice President
William S. Johnson	47	Vice President, Chief Financial Officer and Secretary
Frank D. Travetto	51	Vice President, Merchandising
Kenneth L. Henry	58	Executive Vice President
James D. Hoffman	46	Vice President
David M. Roderick	80	Chairman of the Board
William A. Marquard	84	Director
Earl L. Mason	57	Director
Frank T. Nickell	57	Director
John Rutledge	56	Director
David I. Wahrhaftig	47	Director

Maurice S. Nelson, Jr. Mr. Nelson was elected President, Chief Executive Officer and Chief Operating Officer and a director of EMJ and Holding effective February 1, 1997. Before that, Mr. Nelson served as President, Chief Executive Officer and Chief Operating Officer of Inland Steel Company, a steel manufacturing company, from 1992 until April 1996. Before that, Mr. Nelson was the President of the Aerospace and Commercial division of the Aluminum Company of America (Alcoa), an aluminum manufacturing company, from 1987 to 1992.

R. Neil McCaffery. Mr. McCaffery has been our Executive Vice President since March 2001. Before that, Mr. McCaffery was our Vice President Western Region since March 1997 and our Vice President Southern Region since April 1996.

William S. Johnson. Mr. Johnson has been our Vice President and Chief Financial Officer and Secretary since January 1999. Before that, Mr. Johnson was EMJ’s Controller since February 1995 and was EMJ’s Assistant Controller since February 1994. Prior to that, Mr. Johnson has held various financial and accounting management positions with several distribution-related companies. Mr. Johnson is a certified public accountant and began his career at Ernst & Ernst, a predecessor of Ernst & Young.

Frank D. Travetto. Mr. Travetto has been our Vice President Merchandising since March 1997. Before that, Mr. Travetto was EMJ’s Vice President Western Region since 1996, EMJ’s Vice President Eastern Region from 1992 to 1996, and EMJ’s Division President, Canadian Operations from 1990 to 1992.

Kenneth L. Henry. Mr. Henry has been our Executive Vice President responsible for operating our Dallas, Houston and Tulsa facilities since July 2003. Before that, Mr. Henry was our Vice President responsible for operating our Chicago and Quad Cities facilities since January 1998. Before that, Mr. Henry was EMJ’s Vice President Central Region since 1995. Before that, Mr. Henry was our Vice President Southern Region since 1992, and Vice President of the Kilsby-Roberts Division of EMJ from April 1990 to 1992.

James D. Hoffman. Mr. Hoffman has been our Vice President since March 2001 and has been responsible for operations of our Cleveland and Boston facilities since March 2001. Before that, Mr. Hoffman was our Vice President Eastern Region since July 1996. Before that, Mr. Hoffman was District Manager for our Cleveland and Buffalo operations since June 1992.

David M. Roderick. Mr. Roderick has been chairman of the board of directors of EMJ and Holding since January 21, 1998 and a director of EMJ and Holding since January 1994. Mr. Roderick also serves as a director of Citation, a casting and forging company, and Kelso & Companies, Inc. Previously, Mr. Roderick served in various capacities at USX Corporation, a steel manufacturing company. Mr. Roderick joined USX in 1959, was Chairman of USX Finance Committee and a director from 1973 to 1975, was President and a director from 1975 until 1979 and was Chief Executive Officer and chairman from 1979 to 1989.

William A. Marquard. Mr. Marquard has been a director of EMJ since March 1990 and a director of Holding since May 1990. Mr. Marquard also serves as a director of Kelso & Companies, Inc., and InfraReDx, Inc., a photomedical technologies company, and served as a director and chairman of Arkansas Best Corporation, a transportation holding company, until July 2004.

Earl L. Mason. Mr. Mason has been a director of EMJ and Holding since January 2002. Mr. Mason retired in December 2000 from Alliant Exchange (formerly the distribution business of Kraft Foods), after serving as Chief Executive Officer and President since April 1999. Before that, Mr. Mason was Senior Vice President and Chief Financial Officer of Compaq Computer Corporation from May 1996 to April 1999 and held the position of Senior Vice President and Chief Financial Officer of Inland Steel Industries from June 1991 to May 1996. Mr. Mason also served as Group Executive of Digital Equipment Corporation from June 1990 to June 1991 and as Chief Financial Officer of its European subsidiary from October 1987 to June 1990, and held various positions over 15 years at AT&T Corporation. Mr. Mason is also chairman of Computer Horizons Corporation, an enterprise solutions and human capital management company.

Frank T. Nickell. Mr. Nickell has served as director of EMJ and Holding since August 1993. He has been President and a director of Kelso & Companies, Inc. since March 1989 and Chief Executive Officer of Kelso & Companies, Inc. since September 1997. He is also a director of The Bear Stearns Companies Inc., a financial services company, and BlackRock, Inc., a financial management company.

John Rutledge. Dr. Rutledge has been a director of EMJ and Holding since June 1992. Dr. Rutledge is the founder of Rutledge & Company, Inc., a merchant banking firm, and has been chairman since January 1991. He is the founder of Claremont Economics Institute and has been its chairman since January 1979. Dr. Rutledge is also a director of The Amerindo Investment Fund, a financial management company, and CROM Corporation, a designer and manufacturer of prestressed concrete tanks, and served as a director of Lazard Freres Funds, a financial management company, until January 2004.

David I. Wahrhaftig. Mr. Wahrhaftig has been a director of EMJ and Holding since July 2003. Mr. Wahrhaftig has been a Managing Director of Kelso & Company and a director of Kelso & Companies, Inc. since April 1997, after joining the firm in 1987. Mr. Wahrhaftig is also a director of Endo Pharmaceuticals, Inc., a specialty pharmaceutical company, and BWAY Corporation, a general line container manufacturing company.

Board of Directors

Upon consummation of the offering, our bylaws will authorize a board of directors consisting of at least three, but not more than nine, members and the initial board of directors will consist of seven members. Our bylaws provide that each member of our board of directors serves until the next annual meeting of our stockholders. Pursuant to Holding’s stockholders agreement and the terms of the Holding series A preferred stock, Mr. Nelson was designated by the management stockholders as a director, Mr. Mason was designated by the holders of Holding series A preferred stock as a director and the remaining directors were designated by KIA IV, an affiliate of Kelso & Companies, Inc. Holding’s stockholders agreement will terminate upon consummation of this offering and the Holding series A preferred stock will be exchanged for cash pursuant to the financial restructuring. We have agreed with the Kelso funds that for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement.

We believe that two of our directors, Messrs. Mason and Rutledge, are currently independent under the requirements of The New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s rules and regulations. Prior to or upon consummation of this offering, we will appoint another independent director to our board of directors. We intend to have a board of directors comprised of a majority of independent directors within 12 months of the listing of our common stock on The New York Stock Exchange in accordance with the transition period provided by the rules of The New York Stock Exchange for issuers listing in conjunction with their initial public offering.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board may establish other committees from time to time to facilitate management of EMJ.

Audit Committee

The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. The audit committee will be comprised of not fewer than three directors, each of whom will be independent under the requirements of The New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s rules and regulations promulgated thereunder. Upon the closing of this offering, the audit committee will be comprised of Messrs. Mason (Chairperson), Rutledge and                     .

Compensation Committee

The compensation committee will oversee the administration of our equity-based compensation plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. The compensation committee will be comprised of not fewer than two directors, each of whom will be independent under the requirements of The New York Stock Exchange. Upon the closing of this offering, the compensation committee will be comprised of Messrs.                      (Chairperson) and                     .

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities will identify and recommend to the board of directors appropriate director nominee candidates and provide oversight with respect to corporate governance matters. The nominating and corporate governance committee will be comprised of not fewer than two directors, each of whom will be independent under the requirements of The New York Stock Exchange. Upon the closing of this offering, the nominating and corporate governance committee will be comprised of Messrs.                      (Chairperson) and                     .

Director Compensation

Since April 1, 2002, each of our non-officer directors receives an annual retainer of $20,000, payable quarterly, except for Mr. Roderick, who as chairman of the board has received an annual retainer of $30,000, payable quarterly, and Messrs. Nickell and Wahrhaftig, who have not received compensation for their services as directors. We have increased the annual retainer for the chairman of the audit committee to $25,000, payable quarterly, beginning April 1, 2004.

Effective April 1, 1997, April 1, 1998, April 1, 1999, April 1, 2000 and April 1, 2001, in consideration for his service as a director, chairman of the executive committee and chairman of the board, we granted Mr. Roderick options to purchase 20,000 shares of Holding common stock, in each case at their fair market value as established by the most recent appraisal available at the date of the grant. These options are fully vested and will become exercisable for an equal amount of our common stock at the same exercise prices upon consummation of the financial restructuring. Each year, from 1998 through 2001, each other non-officer director, other than Messrs. Schuchert and Nickell, received options to purchase 10,000 shares of Holding common stock at their fair market value as established by the most recent appraisal available at the date of grant. These options are fully vested and will become exercisable for an equal amount of our common stock at the same exercise prices upon consummation of the financial restructuring.

Compensation Committee Interlocks and Insider Participation

Upon consummation of this offering, our compensation committee will consist of Messrs.                  and                 . Prior to this offering, our executive committee, comprised of Messrs. Nelson, Nickell and Roderick, served as our compensation committee. Mr. Nelson has served as our president, chief executive officer and chief operating officer since February 1, 1997. Mr. Nickell is president, chief executive officer and a director of Kelso & Companies, Inc., the general partner of Kelso & Company, L.P. Mr. Nickell is also a general partner of Kelso Partners I, L.P., or KP I, Kelso Partners III, L.P., or KP III, and Kelso Partners IV, L.P., or KP IV, which are the general partners of KIA I, KIA III-EMJ and KIA IV, respectively. Mr. Nickell will share investment and voting power with respect to shares of our common stock that will be held by KIA I, KIA III-EMJ and KIA IV upon consummation of the financial restructuring and this offering. Mr. Roderick is a director of Kelso & Companies, Inc. As described above, we have granted Mr. Roderick options and paid him an annual cash retainer in consideration for his service as a director, chairman of the executive committee and chairman of the board. See “Certain Relationships and Related Transactions—Kelso” for a description of (1) certain agreements entered into among us, Kelso & Company, L.P. and the Kelso funds, (2) the Kelso funds’ interest in the financial restructuring and (3) the Kelso funds’ ownership of our common stock.

None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth compensation for the three fiscal years ended March 31, 2004 for our chief executive officer and our four most highly compensated executive officers as of March 31, 2004. Our officers received no additional compensation for their services as officers of Holding.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards	All Other Compensation(3)
Name and Principal Position	Year	Salary	Bonus(1)	Securities Underlying Stock Options(2)
Maurice S. Nelson, Jr. President, Chief Executive Officer and Chief Operating Officer	2004 2003 2002	$551,326 555,762 555,762	$452,504 374,388 270,738	— — —	$55,500 52,049 47,150

Frank D. Travetto Vice President, Merchandising	2004 2003 2002	245,987 244,460 238,070	172,491 142,714 99,659	— 10,000 10,000	25,769 25,273 23,233

Kenneth L. Henry Executive Vice President	2004 2003 2002	245,171 235,442 226,978	177,187 136,161 94,921	— 10,000 10,000	28,714 27,355 25,397

R. Neil McCaffery Executive Vice President	2004 2003 2002	223,316 220,960 212,600	156,650 129,608 90,182	— 10,000 10,000	22,440 20,418 18,220

James D. Hoffman Vice President	2004 2003 2002	224,975 222,497 214,137	156,650 129,608 90,182	— 10,000 10,000	21,552 19,588 17,313

(1)	Amounts reflect cash bonuses earned by executive officers in each of the fiscal years presented, including amounts received after fiscal year end or deferred at the election of those officers. Bonus amounts include a cash bonus payable pursuant to our management incentive compensation plan, which became effective April 1, 1997.
(2)	Holding has granted executive officers options to purchase shares of Holding common stock at their fair market value on the date of grant. These options will become exercisable for shares of our common stock at the same exercise prices upon consummation of the financial restructuring.
(3)	Amounts shown include allocations to the accounts of each of the named officers of contributions made by us to our stock bonus plan and to our 401(a)(17) supplemental contribution plan (“401(a)(17) Plan”) and of premiums paid by us for long-term disability and life insurance policies. The following allocations were made in fiscal 2004 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) 401(a)(17) Plan—$40,126, $10,855, $10,888, $8,940 and $8,940; (2) long-term disability—$4,668, $3,745, $6,779, $3,006 and $2,318; and (3) life insurance—$706, $1,169, $1,047, $494 and $294. The following allocations were made in fiscal 2003 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) stock bonus plan—$10,000, $10,000, $10,000, $10,000, and $10,000; (2) 401(a)(17) Plan—$36,220, $9,261, $8,372, $7,483 and $7,483; (3) long-term disability—$4,509, $3,745, $6,779, $2,133 and $1,623; and (4) life insurance—$1,320, $2,267, $2,204, $802 and $482. The following allocations were made in fiscal 2002 for Messrs. Nelson, Travetto, Henry, McCaffery and Hoffman, respectively: (1) stock bonus plan—$8,500, $8,500, $8,500, $8,500, and $8,500; (2) 401(a)(17) Plan—$32,538, $8,180, $7,387, $6,593 and $6,593; (3) long-term disability—$4,509, $3,745, $6,779, $2,133 and $1,623; and (4) life insurance—$1,603, $2,808, $2,731, $994 and $597. The amounts in respect of life insurance represent the estimated value of the premiums paid by us on certain disability and life insurance policies covering each executive. Some of the policies are managed on a split-dollar basis and we will receive the premiums we paid from the proceeds of such insurance. In such cases, the amount of the other compensation attributed to the executive was calculated by treating the premiums paid by us as a demand loan, and the amount of compensation is equal to the imputed interest expense on the cumulative outstanding premiums paid by us, assuming an interest rate equal to the short-term federal funds rate, from time to time.

Option Grants in Fiscal 2004

Neither we nor Holding granted stock options to our chief executive officer or our next four most highly compensated executive officers during our fiscal year ended March 31, 2004.

Fiscal 2004 Option Values

The following table sets forth certain information concerning the value of unexercised stock options held as of March 31, 2004 by our chief executive officer and our next four most highly compensated executive officers. None of these individuals exercised stock options in fiscal 2004.

Fiscal Year-End Option Values

Name	Number of Securities Underlying Options at Fiscal Year-End (all exercisable)	Value of Unexercised In-the-Money Options at Fiscal Year-End (all exercisable) (1)
Maurice S. Nelson, Jr.	1,320,000
Frank D. Travetto	95,000
Kenneth L. Henry	95,000
R. Neil McCaffery	95,000
James D. Hoffman	95,000

(1)	The value of unexercised in-the-money options is based on an assumed initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus.

Holding Stock Option Plan

In fiscal 1998, Holding adopted the Earle M. Jorgensen Holding Company, Inc. Stock Option Plan. Our board of directors and executive committee, which was comprised of Messrs. Roderick, Nelson and Nickell, has been authorized to grant options to purchase Holding common stock under the Holding stock option plan. The number of shares of Holding common stock reserved for issuance under the Holding stock option plan is 2,500,000, subject to adjustment as provided in the plan to reflect certain corporate transactions affecting the number or type of outstanding shares. As of August 31, 2004, there were options outstanding to purchase an aggregate of 2,091,000 shares of Holding common stock at a weighted average exercise price of $5.83 per share, all of which are fully vested. These options will be exercisable for an equal number of shares of our common stock at the same prices upon consummation of the financial restructuring. The stock options were granted at not less than 100% of the fair market value of Holding common stock on the date of grant and are generally exercisable for a period not exceeding ten years. We will not grant any more options under the Holding stock option plan after consummation of this offering. Our compensation committee will administer this plan with respect to the outstanding options following consummation of this offering.

Stock Incentive Plan

Prior to the consummation of this offering, we intend to adopt a 2004 omnibus stock incentive plan. Our officers, employees, consultants and directors who are not employees will be eligible to participate in this plan. The purpose of this plan is to attract and retain persons eligible to participate in the plan, motivate participants to achieve our long-term goals and further align the interest of participants with those of our stockholders. Under this plan, we have reserved              shares of our common stock for awards to participants. The stock incentive plan will permit grants of the following types of awards:

•	non-qualified and incentive stock options;

•	stock appreciation rights;

•	restricted stock; and

•	other stock-based awards.

Our compensation committee will administer the stock incentive plan and will have broad discretion to select the persons to whom awards may be granted, as well as the type, size and terms and conditions of each award, including when awards become exercisable or otherwise vest and the exercise price for options granted. To date, no awards have been granted under the stock incentive plan. After the consummation of this offering, we intend to file a registration statement on form S-8 covering the shares of our common stock reserved for issuance under the stock incentive plan and under the Holding stock option plan.

Stock Bonus Plan

We maintain a stock bonus plan for our non-union employees who meet certain service requirements. Since April 1, 1999 (when our employee stock ownership plan was amended and became a stock bonus plan), the amount of annual contributions is calculated as a percentage (as determined by our board of directors based on the achievement of EMJ performance objectives) of total cash compensation (as defined in the stock bonus plan) and may be made by us in cash or by Holding in shares of Holding capital stock. Participants become 20% vested in their account balances after one year of continuous service. Participants vest an additional 20% for each year of service thereafter and become fully vested at age 65 or upon completion of five years of service, retirement, disability or death. Following the occurrence of a participant’s termination of service (as defined in the plan), retirement, disability, or death, the stock bonus plan is required to either distribute the vested balance in stock or cash. If stock is distributed, it is accompanied by a put option to Holding under terms defined in the plan. At June 30, 2004, shares of Holding series A preferred stock, Holding series B preferred stock and Holding common stock owned by the plan totaled 38,282, 29,843, and 2,652,874 shares, respectively. Series B preferred stock shares include dividends accrued for each of the four quarters of fiscal 2004. For the fiscal years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2004, contributions payable to the plan totaled $2.8 million, $2.8 million, $2.8 million and $4.0 million (including $1.2 million attributed to 2005), respectively. The contributions payable for fiscal 2002 and 2003 have been paid in cash and the 2004 contribution is expected to be paid in cash in October 2004.

Although Holding has not expressed any intent to terminate the stock bonus plan, it has the right to terminate or amend the provisions of the plan at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and receive put options with respect to Holding stock allocated to their accounts. Upon the closing of this offering, however, participants will no longer have the right to exercise their put options with respect to the common stock allocated to their accounts. Upon consummation of the financial restructuring, (1) the Holding common stock allocated to participants’ accounts will be converted into shares of our common stock, (2) the Holding series A preferred stock allocated to participants’ accounts will be exchanged for cash and (3) the Holding series B preferred stock will be converted into shares of our common stock and exchanged for cash, as described under “Certain Relationships and Related Transactions—Financial Restructuring.”

In 1984, 1985 and 1986, our predecessor purchased life insurance policies to provide, among other things, a separate source for funds to repurchase capital stock, including capital stock distributed by the plan, from departing employees. Certain of these policies allow us to borrow against the cash surrender value of such policies. As of June 30, 2004, we have borrowed $182.6 million against the cash surrender value of such policies to fund renewal premiums, accrued interest on previous borrowings and working capital needs. The net cash surrender value available for future borrowings was approximately $15.2 million as of June 30, 2004. Our domestic credit facility and other resources are also available, subject to certain limitations, to satisfy stock repurchase obligations as they arise.

On March 8, 2002, we were sued by the DOL for alleged breaches of fiduciary duty by former members of our benefits committee that administered our stock bonus plan in relying on the valuations of our common stock prepared by our independent appraiser and allegedly resulting in prohibited transactions. This matter was settled in January 2003. Among other things, the settlement prohibits us from making further common stock contributions to the stock bonus plan. See “Business—Legal Proceedings” for additional information concerning our request for amendment of our settlement with the DOL and a proposed special contribution of additional shares of Holding common stock to the plan with respect to the shares of Holding common stock contributed from 1994 through 2000.

Supplemental Plan

In fiscal 1996, we adopted a supplemental contribution plan for contributions not allowed under our stock bonus plan pursuant to limitations of Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended. Participants in the supplemental plan include certain highly compensated employees and other employees who are not eligible to participate in the stock bonus plan. Contributions payable, vesting and distributions under the supplemental plan are comparable with those under the stock bonus plan. Contributions under the supplemental plan are made in cash and are held in an irrevocable trust. For the fiscal years ended March 31, 2002, 2003 and 2004, contributions payable totaled $0.1 million, $0.1 million and $0.1 million, respectively.

Management Incentive Compensation Plan

Effective April 1, 1997, we adopted a management incentive compensation plan. The incentive plan provides for payment of cash bonuses to senior executives and other key management employees based on the achievement of certain operating profit and cash flow objectives determined by our board of directors or, after this offering, our compensation committee. Bonuses awarded are based on a sliding scale based on the percentage of the objectives achieved. No bonus is payable unless at least 80% of the objectives are achieved, and the maximum bonus would be awarded for achievement of 150% or more of the established objectives. In addition, our chief executive officer may award bonuses from a discretionary pool for exemplary service. The board of directors ratified bonuses pursuant to the incentive plan aggregating $4.0 million in fiscal 2002, $5.6 million in fiscal 2003 and $6.7 million in fiscal 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Financial Restructuring

This offering is related to a financial restructuring transaction, which we refer to as the financial restructuring, pursuant to which Holding will be merged into a wholly owned subsidiary of EMJ, resulting in the following:

•	the conversion of all outstanding shares of the Holding series A preferred stock, including dividends accumulated through September 30, 2004, into cash;

•	the exchange of all of the Holding notes, including interest accrued through September 30, 2004, for cash in accordance with the allocation described under the heading “Use of Proceeds” and shares of EMJ common stock;

•	the conversion of all outstanding shares of the Holding series B preferred stock as of September 30, 2004, into cash in accordance with the allocation described under the heading “Use of Proceeds” and shares of EMJ common stock;

•	the conversion of all outstanding shares of Holding common stock into an equal number of shares of EMJ common stock;

•	the exchange of all warrants to purchase shares of Holding common stock for shares of EMJ common stock; and

•	our assumption of the obligations of Holding to issue 2,091,000 shares of Holding common stock under all outstanding Holding stock options. These options will become exercisable for an equal number of shares of EMJ common stock at the same exercise prices.

Completion of the financial restructuring is conditioned upon (1) consummation of this offering at a public offering price that is between $             and $             per share and (2) the offering resulting in at least $             of net proceeds to EMJ. Completion of the financial restructuring is also contingent upon amending the consent order to which we are a party with the United States Department of Labor to allow Holding to make a special contribution of Holding common stock to our stock bonus plan as described under “Business—Legal Proceedings.” The closing of this offering is conditioned upon, and will occur on the same day as, the completion of the financial restructuring.

Using an exchange or conversion ratio based on a value of $             for each share of EMJ common stock, which is the assumed initial public offering price per share based on the mid-point of the range shown on the cover of this prospectus, and assuming net proceeds of this offering of $            , we will issue the following amounts of EMJ common stock and pay the following amounts of cash to holders of Holding series A preferred stock, Holding notes and Holding series B preferred stock upon consummation of the financial restructuring:

•	$43.3 million in cash based on 63,045 outstanding shares of Holding series A preferred stock, including dividends accumulated thereon, as of September 30, 2004;

•	shares of EMJ common stock and $ in cash based on the $257.2 million aggregate principal amount of, and accrued but unpaid interest on, Holding notes outstanding as of September 30, 2004;

•	shares of EMJ common stock and $ in cash based on 31,018 outstanding shares of Holding series B preferred stock, as of September 30, 2004;

•	11,399,860 shares of EMJ common stock based on 11,399,860 shares of Holding common stock outstanding as of September 30, 2004; and

•	shares of EMJ common stock based on warrants to purchase 2,937,915 shares of Holding common stock outstanding as of September 30, 2004.

If the initial public offering price per share is higher than $             or the net proceeds of this offering are greater than $            , we will issue fewer shares of our common stock to the Holding stockholders and noteholders upon consummation of the financial restructuring. If the initial public offering price per share is less than $             or the net proceeds of this offering are less than $            , we will issue more shares of our common stock upon consummation of the financial restructuring.

All of the shares of EMJ common stock issued in connection with the financial restructuring will be registered under the Securities Act on a registration statement on Form S-4 filed by EMJ. This means the shares issued pursuant to the financial restructuring will be freely tradable without restriction or further registration under the Securities Act, unless held by an “affiliate” as that term is defined in Rule 144 under the Securities Act and subject to the terms of lock-up agreements described under the heading “Shares Eligible for Future Sale—Lock-up Agreements.”

To effect the financial restructuring, we will enter into (1) an agreement and plan of merger and reorganization with Holding and a wholly owned subsidiary of EMJ and (2) an exchange agreement with Holding and KIA, KP II, KIA III-EMJ and KIA IV. We cannot complete the financial restructuring unless the Holding stockholders approve and adopt the merger agreement and approve the merger. This approval requires the affirmative vote of a majority of:

•	all shares of Holding common stock and Holding series B preferred stock, voting together as a class; and

•	all shares of Holding common stock and Holding series B preferred stock, voting together as a class but excluding the shares of such stock held by KIA IV and its affiliates.

Holding will call a special meeting of its stockholders to obtain this approval. The special meeting is scheduled to be held on             , 2004.

Kelso

As of September 30, 2004, KIA IV, the other Kelso funds and other Kelso affiliates, including Mr. Nickell, held 8,259,799 shares of Holding common stock, which represented 72.5% of the issued and outstanding shares of Holding common stock, and 24,519 shares of Holding series A preferred stock, which represented 38.9% of the issued and outstanding shares of Holding series A preferred stock. The Kelso funds have agreed to vote all of the Holding common stock owned by them in favor of the merger agreement and the merger described above. As of September 30, 2004, KIA IV also held approximately $257.2 million of the Holding notes (including accrued but unpaid interest) and warrants to purchase 2,937,915 shares of Holding common stock, which represented all of the outstanding Holding notes and all of the outstanding Holding warrants. Upon consummation of the financial restructuring and this offering, the Kelso funds will own              shares of our common stock, representing             % of our issued and outstanding common stock, and receive $             in cash, assuming an initial public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus, and net proceeds of this offering of $            .

Mr. Nickell is a general partner of KP I, KP III and KP IV. Mr. Nickell is also president, chief executive officer and a director of Kelso & Companies, Inc., which is the general partner of Kelso & Company, L.P. Mr. Wahrhaftig is a general partner of KP III and KP IV and a managing director and a member of the board of directors of Kelso & Companies, Inc. KP I, KP III and KP IV are the general partners of KIA I, KIA III-EMJ and KIA IV, respectively. Messrs. Nickell and Wahrhaftig are directors of Holding and EMJ and will share investment and voting power with respect to shares of our common stock that will be held by KIA I, KIA III-EMJ and KIA IV upon consummation of the financial restructuring and this offering. Messrs. Roderick, Marquard and Rutledge are nominees of KIA IV on our board of directors. Messrs. Roderick and Marquard are members of the board of directors of Kelso & Companies, Inc.

Pursuant to Holding’s stockholders agreement among Holding, KIA III-EMJ, KP II, KIA IV, and certain other Holding stockholders and the terms of the Holding series A preferred stock, Mr. Nelson was designated by the management stockholders as a director, Mr. Mason was designated by the holders of Holding series A preferred stock and the remaining directors were designated by KIA IV. Holding’s stockholders agreement also grants put rights to certain management stockholders whereby, in certain circumstances, select stockholders may sell their shares of common stock to Holding, or should Holding so determine, to our stock bonus plan, for fair market value. In addition, the agreement places certain restrictions on the sale of shares of Holding common stock to third parties by stockholders party to the agreement. Holding’s stockholders agreement will terminate upon consummation of this offering and the Holding series A preferred stock will be exchanged for cash pursuant to the financial restructuring.

Prior to the consummation of this offering, we will enter into an agreement with the Kelso funds pursuant to which we will provide the Kelso funds with certain demand, piggyback and shelf registration rights with respect to their shares of our common stock, including the              shares (             shares if the underwriters’ over-allotment option is exercised in full) of our common stock held by them immediately following the consummation of this offering. These demand, piggyback and shelf registration rights will be exercisable upon the expiration of the lock-up agreements entered into by the Kelso funds in connection with this offering. Pursuant to the demand registration rights, the Kelso funds may require us to prepare and file a registration statement under the Securities Act of 1933, at our expense, covering all or a portion of their shares. Pursuant to this agreement, we will also grant our executive officers and certain of our other employees piggyback registration rights with respect to their shares of our common stock, including the                  shares of our common stock held by them immediately following the consummation of this offering. These piggyback registration rights will be exercisable upon the expiration of the lock-up agreements entered into by our executive officers and these other employees in connection with this offering.

We have also agreed with the Kelso funds that for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate two directors, and for so long as the Kelso funds own in excess of         % of our issued and outstanding common stock, the Kelso funds will be entitled to designate one director, to be included in the slate of directors nominated by us for election to our board of directors in our annual proxy statement.

In connection with the formation of EMJ, we agreed to pay Kelso & Company an annual fee of $1,250,000 for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering these services. However, Kelso & Company waived this annual fee for fiscal years 2002, 2003 and 2004. Other amounts paid to Kelso & Company in fiscal years 2002, 2003 and 2004 for reimbursement of expenses incurred by directors designated by KIA IV in attending our board meetings were not significant. No amounts have been paid to date in fiscal 2005 to Kelso & Company pursuant to this agreement.

Holding

We entered into a management agreement with Holding as of March 8, 1993 for Holding to provide us certain management, accounting, financial advisory and consulting services. We agreed to pay Holding a fee equal to the aggregate compensation costs incurred by Holding in providing these services plus 5% of the aggregate salaries of employees providing these services, and to reimburse Holding for its accounting, legal and other fees and expenses incurred in the ordinary course of business in providing these services. The total amount payable to Holding under the management agreement for the reimbursement of accounting, legal and other fees and expenses may not exceed $200,000 per year. We allocated to Holding $2,095,000 during fiscal 2004 and have not made any allocations to Holding in fiscal 2005 pursuant to the management agreement. This agreement will terminate upon consummation of the financial restructuring.

We entered into a tax allocation agreement with Holding as of March 8, 1993 to allocate between us and Holding the benefits and responsibilities of filing consolidated or combined federal, state and local income tax returns. This agreement will terminate upon consummation of the financial restructuring.

PRINCIPAL STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of September 30, 2004, as adjusted to include the shares of common stock to be issued in exchange for the Holding common stock and Holding warrants and for part of the Holding notes and the Holding series B preferred stock pursuant to the financial restructuring (assuming an initial public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus and net proceeds of this offering of $            ), and as adjusted to reflect the sale of our common stock in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	our chief executive officer and each of our four next most highly compensated executive officers in fiscal 2004; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated below, the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Unless otherwise noted, the address of each person listed below is c/o Earle M. Jorgensen Company, 10650 Alameda Street, Lynwood, California 90262.

	Beneficial Ownership
	Number of Shares of Common Stock		Percentage of Shares of Common Stock Outstanding
Name and Address of Beneficial Owner			Prior to the Offering	After the Offering
Kelso Investment Associates, IV, L.P.(1)	(2)%			%
KIA III—Earle M. Jorgensen, L.P.(1)
Joseph S. Schuchert(1)	(2	)(3)
Frank T. Nickell(1)	(2	)(3)
Michael B. Goldberg(1)	(2	)(3)
George E. Matelich(1)	(2	)(3)
Thomas R. Wall, IV(1)	(2	)(3)
Frank K. Bynum(1)	(2	)(3)
David I. Wahrhaftig(1)	(2	)(3)
Philip E. Berney(1)	(2	)(3)
Maurice S. Nelson, Jr.	(4)
Frank D. Travetto	(5)
Kenneth L. Henry	(6)
R. Neil McCaffery	(7)
James D. Hoffman	(8)
David M. Roderick	(9)
John Rutledge(10)	(11)
William A. Marquard(12)	(13)
Earl L. Mason
Earle M. Jorgensen Company Stock Bonus Plan	(14)
All directors and executive officers of EMJ as a group (12 persons)	(15)

(1)	The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(2)	Includes shares of common stock owned by KP II.
(3)	Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of shares of common stock owned of record by (1) KIA IV and an affiliated entity by virtue of their status as general partners of KP IV, the general partner of KIA IV, and such affiliate, (2) except Messrs. Goldberg and Berney, KIA III-EMJ by virtue of their status as general partners of KP III, the general partner of KIA III-EMJ and (3) except Messrs. Goldberg, Wahrhaftig, Bynum and Berney, by KIA by virtue of their status as general partners of KP I, the general partner of KIA I. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share investment and voting power with respect to securities owned by the Kelso funds of which they are general partners. Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of the shares of common stock owned by the Kelso funds.
(4)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(5)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(6)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(7)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(8)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(9)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(10)	The business address for Dr. Rutledge is 29 Horseshoe Road, Cos Cob, Connecticut 06807.
(11)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(12)	The business address of Mr. Marquard is 2199 Maysville Road, Carlyle, Kentucky 40311.
(13)	Includes shares of common stock issuable upon exercise of stock options that are exercisable as of September 30, 2004.
(14)	Excludes shares of common stock held by our stock bonus plan in directed accounts that are deemed to be beneficially owned by any of the directors or executive officers or other of our employees.
(15)	Excludes (1) shares of common stock held by the Kelso funds that may be deemed to be beneficially owned by Messrs. Nickell and Wahrhaftig, and (2) shares held by our stock bonus plan, except for shares held in directed accounts that may be deemed to be beneficially owned by any of the directors and our executive officers.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock and is subject to, and qualified by, applicable law and the provisions of our certificate of incorporation and bylaws. We have incorporated these organizational documents by reference as exhibits to the registration statement of which this prospectus is a part.

Upon consummation of the offering, our certificate of incorporation will authorize us to issue ninety million (90,000,000) shares of capital stock, of which eighty million (80,000,000) shares are designated common stock and ten million (10,000,000) shares are designated preferred stock. We currently have 128 shares of common stock outstanding, all of which are held by Holding, and no shares of preferred stock outstanding. Upon consummation of the financial restructuring and this offering, we will have              shares of common stock and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share. Subject to any voting rights granted to holders of any preferred stock, the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the subject matter, other than the election of directors, will generally be required to approve matters voted on by our stockholders. Directors will be elected by plurality of the votes of the shares present in person or represented by a proxy at the meeting entitled to vote on the election of directors.

Dividends

Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of our common stock will share ratably on a per share basis in any dividends declared from time to time by our board.

Other Rights

Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, we will distribute any assets legally available for distribution to our stockholders, ratably among the holders of our common stock outstanding at that time. All shares of our common stock offered by us in the financial restructuring and this offering, when duly issued and paid for, will be, fully paid, nonassessable and not subject to redemption.

Preferred Stock

Our board of directors, without stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series, to the extent that those are not fixed in our certificate of incorporation. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board may authorize the issuance of preferred stock that ranks senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, our board can fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding.

Anti-Takeover Effects of Certificate of Incorporation, Bylaw, Indenture and Domestic Credit Facility Provisions

Although we have elected not to be governed by Section 203 of the Delaware General Corporation Law, our certificate of incorporation, bylaws, indenture and domestic credit facility contain provisions, summarized below, that may delay, defer or inhibit a future acquisition of us that stockholders might consider in their best interest, including takeover attempts that might result in a premium over the market price for the shares held by stockholders.

Issuance of Preferred Stock

The issuance of preferred stock pursuant to the board’s authority described above may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the ability of our board of directors to issue undesignated preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. We have no present intention to issue shares of preferred stock.

Advance Notice Requirements

Our bylaws impose advance notice requirements for stockholder proposals and nominations of directors to be considered at meetings of stockholders.

Bylaw Amendments

Our certificate of incorporation permits our board of directors to amend, alter or repeal our bylaws, except to the extent otherwise provided therein, without the assent or vote of stockholders.

Indenture for Our Notes and Domestic Credit Facility

If, in the future, we experience a “change of control” as defined under the indenture for our 9 3/4% senior secured notes, we are required to make an offer, a “change of control offer,” to purchase all of our 9 3/4% senior secured notes issued and then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon, as of the date of purchase. Any change of control under the indenture also would constitute a default under our domestic credit facility pursuant to which the lenders under the credit facility could accelerate and require immediate payment of all of the then outstanding obligations under the credit facility. These provisions may delay, defer or inhibit a future acquisition of us.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation contains provisions that eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

These provisions do not affect a director’s responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

Our bylaws also contain provisions that require us to indemnify our directors, and permit us to indemnify our officers and employees, to the fullest extent permitted by Delaware law. However, we are not obligated to indemnify any such person:

•	with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense; or

•	for any amounts paid in settlement, without our prior written consent, of an action in respect of which we would otherwise indemnify such person.

We have entered into indemnification agreements with each of our directors and executive officers providing for the indemnification described above. We believe that these limitations on liability are essential to attracting and retaining qualified persons as directors and executive officers. We have directors’ and officers’ liability insurance and will obtain amended coverage in connection with the offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Listing

We intend to apply to list our common stock on The New York Stock Exchange under the symbol “JOR.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the financial restructuring, there will be              shares of our common stock outstanding, all of which will be freely tradable without restriction or further registration under the federal securities laws unless held by our “affiliates” within the meaning of Rule 144 under the Securities Act and subject to the lock-up agreements as described below. Shares held by our affiliates will be “restricted securities” and will be subject to the volume and manner of sale restrictions of Rule 144.

Lock-up Agreements

Each of our directors, each of our executive officers, the Kelso funds and each of their affiliates that will own our common stock following this offering, and certain other stockholders have agreed for a period of 180 days from the date of this prospectus, subject to limited exceptions, not to offer, sell or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities convertible into shares of our common stock owned by them, except with the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Goldman, Sachs & Co. waive, in writing, such an extension. Each of Credit Suisse First Boston LLC and Goldman, Sachs & Co. has advised us that it has no present intention to, and has not been advised of any circumstances that would lead it to, grant an early release of this restriction. Credit Suisse First Boston LLC and Goldman, Sachs & Co. may, however, at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Any early waiver of the lock-up agreements which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, persons who may be deemed our “affiliate” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares after this offering; or

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of our stockholders and other factors.

Registration Statement on Form S-8

As soon as practicable after the completion of this offering, we intend to file under the Securities Act a registration statement on Form S-8 to register all shares of our common stock reserved for issuance under our stock incentive plan and the Holding stock option plan. We expect this registration statement to become effective upon filing with the SEC. Shares covered by this registration statement will be freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

Registration Rights

Prior to the consummation of this offering, we will enter into an agreement with the Kelso funds pursuant to which we will provide the Kelso funds with certain demand, piggyback and shelf registration rights with respect to their shares of our common stock, including the              shares (             shares if the underwriters’ over-allotment option is exercised in full) of our common stock held by them immediately following the consummation of this offering. These demand, piggyback and shelf registration rights will be exercisable upon the expiration of the lock-up agreements entered into by the Kelso funds in connection with this offering. Pursuant to the demand registration rights, the Kelso funds may require us to prepare and file a registration statement under the Securities Act of 1933, at our expense, covering all or a portion of their shares. Pursuant to this agreement, we will also grant our executive officers and certain of our other employees piggyback registration rights with respect to their shares of our common stock, including the shares of our common stock held by them immediately following the consummation of this offering. These piggyback registration rights will be exercisable upon the expiration of the lock-up agreements entered into by our executive officers and these other employees in connection with this offering.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the anticipated material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal income and estate tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold our common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, owners of more than 5.0% of our common stock, certain U.S. expatriates, dealers in securities or currencies and persons in special situations, such as those who hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original owners of our common stock and who hold such common stock as capital assets. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), the Treasury Department regulations promulgated thereunder (the Treasury Regulations) and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of our common stock are urged to consult their tax advisors concerning the United Sates federal tax consequences of acquiring, owning and disposing of our common stock, as well as the application of state, local and non-United States income and other tax laws.

As used herein, a U.S. Holder means a holder of our common stock that is for United States federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) was in existence on August 20, 1996, was properly treated as a domestic trust under the Code on August 19, 1996 and has a valid election in effect under applicable United States Treasury Regulations to continue to be treated as a United States person. A “Non-U.S. Holder” is a holder of our common stock that is not a U.S. Holder. If a partnership holds our common stock, the tax treatment of each partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors.

Dividends

Dividends paid to a Non-U.S. Holder will generally be subject to withholding of United States federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and, where an income tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable income tax treaty rate (and avoid backup withholding, as discussed below) for dividends, will be required to (a) complete Internal Revenue Service (IRS) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other additional requirements may apply to certain Non-U.S. Holders that are entities.

A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business in the United States of the Non-U.S. Holder, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we either are or have been a United States real property holding corporation (a USRPHC) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such sale or other disposition or the period that such Non-U.S. Holder held our common shares (the Applicable Period).

An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a Non-U.S. Holder that is a foreign corporation is described in clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30.0% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

We do not believe that we have been, are currently or are likely to become a USRPHC for United States federal income tax purposes. If we were to become a USRPHC, so long as our common stock is regularly traded on an established securities market, a Non-U.S. Holder would be subject to federal income tax on any gain from the sale, exchange or other disposition of shares of common stock only if it actually or constructively owned, during the Applicable Period, more than 5.0% of the class of stock that includes such shares.

Federal Estate Tax

Common stock held by an individual Non-U.S. Holder at the time of death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding on dividends paid to such holder unless applicable certification requirements are met.

If common stock is sold by a Non-U.S. Holder outside the United States through a non-United States related financial institution or broker, backup withholding and information reporting generally does not apply.

Information reporting and, depending on the circumstances, backup withholding, generally would apply to the proceeds of a sale of common stock within the United States or conducted through a United States related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
ABN AMRO Rothschild LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us at the initial public offering price less the underwriting discount to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the shares of common stock at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

Subject to certain exceptions, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. Subject to certain exceptions, each of our directors, each of our executive officers, the Kelso funds and each of their affiliates that will own our common stock following this offering, and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC and Goldman, Sachs & Co. waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on The New York Stock Exchange under the symbol “JOR.”

Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us for which they have received and will receive compensation. Credit Suisse First Boston LLC acted as one of the initial purchasers of our 9 3/4% senior secured notes in May 2002.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of the common stock are made. Any resale of the shares of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of the common stock.

Representations of Purchasers

By purchasing the shares of the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of the common stock, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares of the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares of the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of the common stock in their particular circumstances and about the eligibility of the shares of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Katten Muchin Zavis Rosenman will pass upon the validity of the shares of common stock offered by this prospectus for us. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

Our consolidated financial statements and the consolidated financial statements of Holding appearing in this prospectus and the related registration statement at March 31, 2003 and 2004 and for each of the three years in the period ended March 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere in this prospectus and the related registration statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents. We intend to amend the registration statement on Form S-4 that we have filed with the SEC in connection with the financial restructuring as originally proposed to reflect the financial restructuring described herein that is to be consummated in connection with this offering.

You may read and copy this registration statement and all of its exhibits and schedules, our registration statement on Form S-4 filed in connection with the financial restructuring, as well as reports we have filed with the SEC, at the SEC public reference room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the SEC public reference room in Washington, DC by calling the SEC at 1-800-SEC-0330. This registration statement, our registration statement on Form S-4, and reports we have filed with the SEC, are also available from the SEC’s web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

In addition, we make available, free of charge, on or through our web site (http://www.emjmetals.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

INDEX TO FINANCIAL STATEMENTS

EARLE M. JORGENSEN COMPANY

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at March 31, 2003 and 2004 and June 30, 2004 (unaudited)	F-3
Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 (unaudited) and June 30, 2004 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 (unaudited) and June 30, 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

EARLE M. JORGENSEN HOLDING COMPANY, INC.

Report of Independent Registered Public Accounting Firm	F-29
Consolidated Balance Sheets at March 31, 2003 and 2004 and June 30, 2004 (unaudited)	F-30
Consolidated Statements of Operations for the years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 (unaudited) and June 30, 2004 (unaudited)	F-31

Consolidated Statements of Preferred and Common Stock Subject to Redemption in Certain Circumstances, Series A Preferred Stock, Series B Preferred Stock, Common Stock, Capital in Excess of Par Value, Stock Subscribed, Reclassification to Value Preferred and Common Stock Subject to Redemption in Certain Circumstances to its Redemption Price, Accumulated Other Comprehensive Loss, Accumulated Deficit and Treasury Stock for the years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2004 (unaudited)

F-32
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 (unaudited) and June 30, 2004 (unaudited)	F-34
Notes to Consolidated Financial Statements	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Earle M. Jorgensen Company

We have audited the accompanying consolidated balance sheets of Earle M. Jorgensen Company as of March 31, 2003 and 2004, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earle M. Jorgensen Company at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Orange County, California

May 13, 2004

except for Note 9, as to which the date is

June 15, 2004

EARLE M. JORGENSEN COMPANY

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20,030	$15,528	$10,751
Accounts receivable, less allowance for doubtful accounts	97,292	133,092	165,811
Inventories	213,590	225,248	266,430
Other current assets	6,402	7,655	7,602

Total current assets	337,314	381,523	450,594

Net property, plant and equipment, at cost	113,037	112,190	116,513
Cash surrender value of life insurance policies	31,007	34,689	40,285
Debt issue costs, net of accumulated amortization	8,232	6,909	6,579
Other assets	1,151	1,169	1,673

Total assets	$490,741	$536,480	$615,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$119,815	$162,648	$174,488
Accrued employee compensation and related taxes	12,430	19,207	14,822
Accrued employee benefits	14,150	12,744	13,435
Accrued interest	16,186	17,352	16,626
Other accrued liabilities	2,748	8,616	13,267
Deferred income taxes	19,450	17,517	17,517
Current portion of long-term debt	2,330	3,976	3,676

Total current liabilities	187,109	242,060	253,831

Long-term debt	328,207	305,762	351,215
Deferred income taxes	15,936	17,869	17,869
Other long-term liabilities	7,505	8,148	8,266
Commitments and contingencies	—	—	—
Stockholders’ equity (deficit):
Preferred stock, $.01 par value; 200 shares authorized and unissued	—	—	—
Common stock, $.01 par value; 2,800 shares authorized and 128 shares issued and outstanding at March 31, 2003 and 2004 and June 30, 2004 (unaudited); shares authorized and shares issued and outstanding, pro forma	—	—	—
Capital in excess of par value	35,284	29,503	29,503
Accumulated other comprehensive loss
Foreign currency translation adjustment	(485)	(73)	(208)
Additional minimum pension liability	(3,399)	(2,625)	(2,625)
Accumulated deficit	(79,416)	(64,164)	(42,207)

Total stockholders’ equity (deficit)	(48,016)	(37,359)	(15,537)

Total liabilities and stockholders’ equity	$490,741	$536,480	$615,644

See accompanying notes

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

	Year Ended March 31,				Three Months Ended June 30,
	2002	2003	2004		2003	2004
					(unaudited)
Revenues	$895,058	$919,927		$1,040,367	$238,299		$361,636
Cost of sales	641,991	658,562		754,266	171,437		256,075

Gross profit	253,067	261,365		286,101	66,862		105,561

Expenses:
Warehouse and delivery	124,457	127,080		135,421	32,524		38,073
Selling	31,932	32,329		38,254	8,418		13,390
General and administrative	48,324	50,868		42,954	9,679		14,432

Total expenses	204,713	210,277		216,629	50,621		65,895

Income from operations	48,354	51,088		69,472	16,241		39,666
Interest expense, net	42,545	47,206		51,093	12,628		13,111

Income before income taxes	5,809	3,882		18,379	3,613		26,555
Income tax expense	455	1,500		3,127	819		4,598

Net income	$5,354	$2,382		$15,252	$2,794		$21,957

Pro forma net income per share (unaudited)
Basic			$			$
Diluted			$			$

Pro forma number of shares used in net income per share calculation (unaudited)
Basic
Diluted

See accompanying notes

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except share data)

	Common Stock		Capital in excess of par value	Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount
Balance at March 31, 2001	128	$—	$85,834	$(1,833)	$(87,152)	$(3,151)
Comprehensive income:
Net income for period	—	—	—	—	5,354	5,354
Loss on interest rate swap adjustment	—	—	—	(2,925)	—	(2,925)
Foreign currency translation adjustment	—	—	—	(133)	—	(133)
Additional minimum pension liability	—	—	—	32	—	32

Comprehensive income						2,328
Dividend to Parent	—	—	(14,963)	—	—	(14,963)

Balance at March 31, 2002	128	—	70,871	(4,859)	(81,798)	(15,786)
Comprehensive income:
Net income for period	—	—	—	—	2,382	2,382
Foreign currency translation adjustment	—	—	—	1,200	—	1,200
Additional minimum pension liability	—	—	—	(3,150)	—	(3,150)

Comprehensive income						432
Dividend to Parent	—	—	(35,587)	—	—	(35,587)
Reverse loss on interest rate swap adjustment recognized in net income	—	—	—	2,925	—	2,925

Balance at March 31, 2003	128	—	35,284	(3,884)	(79,416)	(48,016)
Comprehensive income:
Net income for period	—	—	—	—	15,252	15,252
Foreign currency translation adjustment	—	—	—	412	—	412
Additional minimum pension liability	—	—	—	774	—	774

Comprehensive income						16,438
Dividend to Parent	—	—	(5,781)	—	—	(5,781)

Balance at March 31, 2004	128	—	29,503	(2,698)	(64,164)	(37,359)
Comprehensive income:
Net income for period	—	—	—	—	21,957	21,957
Foreign currency translation adjustment	—	—	—	(135)	—	(135)

Comprehensive income						21,822

Balance at June 30, 2004 (unaudited)	128	$—	$29,503	$(2,833)	$(42,207)	$(15,537)

See accompanying notes

EARLE M. JORGENSEN COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended March 31,			Three Months Ended June 30
	2002	2003	2004	2003	2004
				(unaudited)
Operating Activities:
Net income	$5,354	$2,382	$15,252	$2,794	$21,957
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on early retirement of debt	—	12,278	—	—	—
Depreciation and amortization	11,449	11,369	11,284	2,800	2,851
Amortization and write-off of debt issue costs included in interest expense	1,792	1,416	1,323	330	330
Accrued postretirement benefits	249	498	619	188	188
Gain on sale of property, plant and equipment	(36)	(183)	(1,335)	(1,137)	(13)
Provision for bad debts	2,434	2,649	2,880	574	639
Increase in cash surrender value of life insurance over premiums paid	(2,174)	(2,242)	(5,276)	(5,318)	(5,256)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	15,510	(10,662)	(38,680)	(7,350)	(33,358)
Decrease (increase) in inventories	31,712	(26,722)	(11,658)	(14,155)	(41,182)
Decrease (increase) in other current assets	960	134	(1,932)	(845)	(596)
(Decrease) increase in accounts payable and accrued liabilities and expenses	(53,491)	40,608	55,238	(2,677)	12,071
Decrease (increase) in non-trade receivables	1,681	(1,637)	679	331	122
Other	(896)	1,086	1,097	1,392	(145)

Net cash provided by (used in) operating activities	14,544	30,974	29,491	(23,073)	(42,392)

Investing activities:
Additions to property, plant and equipment	(24,531)	(15,335)	(10,530)	(1,899)	(7,179)
Proceeds from the sale of property, plant and equipment	116	2,440	1,540	1,314	6
Premiums paid on life insurance policies	(1,461)	(1,335)	(1,298)	(1,198)	(464)
Proceeds from redemption of life insurance policies	1,124	195	2,892	708	124

Net cash used in investing activities	(24,752)	(14,035)	(7,396)	(1,075)	(7,513)

Financing activities:
Net borrowings (payments) under revolving loan agreements	25,111	(9,958)	(19,399)	18,612	45,653
Proceeds from issuance of senior debt	—	250,000	—	—	—
Repayment of term loan	—	(96,000)	—	—	—
Repayment of senior debt	—	(105,000)	—	—	—
Payment of debt issue costs	—	(10,669)	—	—	—
Other costs paid in connection with early retirement of debt	—	(9,596)	—	—	—
Other debt payments, net	(2,400)	(1,400)	(1,400)	(500)	(500)
Cash dividend to Parent	(14,963)	(35,587)	(5,781)	—	—

Net cash provided by (used in) financing activities	7,748	(18,210)	(26,580)	18,112	45,153

Effect of exchange rate changes on cash	2	1	(17)	15	(25)

Net decrease in cash and cash equivalents	(2,458)	(1,270)	(4,502)	(6,021)	(4,777)
Cash and cash equivalents at beginning of period	23,758	21,300	20,030	20,030	15,528

Cash and cash equivalents at end of period	$21,300	$20,030	$15,528	$14,009	$10,751

See accompanying notes

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the three months ended June 30, 2003 and 2004 is unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation—Earle M. Jorgensen Company (the “Company”) became a wholly-owned subsidiary of Earle M. Jorgensen Holding Company, Inc. (the “Parent” or “Holding”) as the result of a series of business combinations and mergers effective April 1, 1990.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Earle M. Jorgensen (Canada) Inc. (“EMJ (Canada)”) and Stainless Insurance Ltd., a captive insurance subsidiary (“EMJ (Bermuda)”). In fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, EMJ (Canada) generated net income (loss) of $(325,000), $1,153,000, $3,282,000, $1,157,000 and $1,611,000 respectively. In fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, EMJ (Bermuda) generated net income (loss) of $(2,056,000), $540,000, $(609,000), $(15,000) and $(11,000), respectively, including investment income and intercompany fees. The losses in fiscal year 2002 and 2004 were attributable to higher loss reserves established in connection with the Company’s self-insured workers’ compensation program. All significant intercompany accounts and transactions have been eliminated.

Company Background and Segment Information—The Company distributes a broad line of bar, tubular, plate and various other metal products and provides value-added services through a network of 36 service centers and processing operations strategically located throughout North America. Metal products sold by the Company are purchased from various primary metal producers and suppliers, none of which provided more than 10% of the Company’s total purchases in fiscal year 2004. The Company has over 35,000 customers, none of which represented more than 2% of the Company’s revenues in fiscal year 2004.

For financial reporting purposes, the Company operates in one reportable segment—the metals service center industry—as determined in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

Reclassification—Certain amounts reported in prior years have been reclassified to conform to the 2004 presentation.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates and judgments under different assumptions and conditions.

Interim Financial Information (Unaudited)—The accompanying consolidated financial statements at June 30, 2004 and for the three months ended June 30, 2003 and 2004 are unaudited. In the opinion of management, these consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim period.

Revenue Recognition—The Company recognizes revenue associated with a sales order when product is shipped, title is passed and collectibility is reasonably assured.

Shipping and Handling Costs—Costs incurred in connection with shipping and handling the Company’s products are classified as warehouse and delivery expenses in the accompanying statements of operations.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable and Concentration of Credit Risk—The Company sells the majority of its products throughout the United States and Canada. Sales to the Company’s recurring customers are generally made on open account terms while sales to occasional customers are made on a C.O.D. basis when collectibility is not assured. The Company performs periodic credit evaluations of its ongoing customers and generally does not require collateral. The Company establishes an allowance for potential credit losses based upon factors surrounding the credit risk for specific customers, historical trends and other information; such losses have been within management’s expectations, and were higher in fiscal year 2004 when compared to fiscal years 2003 and 2002. The Company’s allowance for doubtful accounts at March 31, 2003 and 2004 and at June 30, 2004 was $390,000, $601,000 and $1,029,000, respectively. Management believes there are no significant concentrations of credit risk as of March 31, 2004 and June 30, 2004.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost. Additions, renewals and betterments are capitalized; maintenance and repairs, which do not extend useful lives, are expensed as incurred. Gains or losses from disposals are reflected in income and the related costs and accumulated depreciation are removed from the accounts. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the terms of the respective leases. Depreciation expense was $9,787,000, $9,703,000 and $2,851,000 in fiscal 2003 and 2004 and June 30, 2004, respectively.

The Company capitalizes certain costs incurred during the development of software used internally and amortizes such costs over their estimated useful lives. During fiscal years 2002, 2003 and 2004 and for the three months ended June 30, 2004, such costs totaling $414,000, $220,000, $274,000 and $59,000, respectively, were capitalized.

Long-lived assets, primarily land, buildings, leasehold improvements and certain equipment, used in operations or which are expected to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, future plans for the operations, recent operating results and forecasted cash flows. When indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets, the assets are written down and an impairment loss is recognized. There were no impairment losses recorded in fiscal years 2002, 2003 and 2004 and the first three months ended June 30, 2004.

Debt Issue Costs—Debt issue costs are deferred and amortized to interest expense over the life of the underlying indebtedness. For the fiscal years ended March 31, 2002, 2003 and 2004, amortization of debt issue costs were $1,792,000, $1,416,000 and $1,323,000, respectively. Accumulated amortization of debt issue costs was $1,263,000 and $2,586,000 at March 31, 2003 and 2004, respectively.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation—Stock options granted to directors, officers and other key employees of the Company under Holding’s stock option plan adopted in January 1997 are accounted for in accordance with APB No. 25. As all stock option grants are made at fair value on the date of grant, the Company recognizes no compensation cost. Had compensation expense for stock options granted been recorded based on the fair value method under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, the effect on the Company’s net income for fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004 would have been as follows:

	Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
				(unaudited)	(unaudited)
Net income, as reported	$5,354,000	$2,382,000	$15,252,000	$2,794,000	$21,957,000
Deduct: total stock-based compensation expense determined using fair value method for all awards, net of tax	(209,000)	(138,000)	(74,000)	(31,000)	(13,000)

Net income, as adjusted	$5,145,000	$2,244,000	$15,178,000	$2,763,000	$21,944,000

Income Taxes—The Company is included in the consolidated tax returns of Parent and calculates its tax provision as though it files on a separate basis. The consolidated tax liability of the Company and Parent is allocated to each of these entities pursuant to a Tax Allocation Agreement between the Company and Parent (“Tax Allocation Agreement”). Under the Tax Allocation Agreement, Parent pays all taxes and is reimbursed by the Company for the lesser of (i) the Company’s allocated portion of the taxes due, or (ii) the tax that would be payable if the Company filed its own returns.

The Company records deferred taxes based upon differences between the financial statement and tax basis of assets and liabilities pursuant to SFAS No. 109, Accounting for Income Taxes, as though it files on a separate basis. Any differences in deferred taxes determined on a separate basis and the actual payments made or received under the Tax Allocation Agreement are accounted for as an equity adjustment between the Company and Parent. There were no such differences in fiscal year 2004. Deferred taxes are also recorded for the future benefit of Federal and state tax losses and tax credit carryforwards. Consistent with SFAS No. 109, a valuation allowance has been recognized for certain deferred tax assets, which management believes are not likely to be realized (see Note 6).

Foreign Currency Translation—The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Balance sheet accounts are translated using the period-end exchange rates while income statement amounts are translated using the average exchange rates for each period. Adjustments resulting from translation of foreign currency financial statements are included in accumulated other comprehensive loss in stockholder’s equity. No significant exchange gains or losses were recorded during fiscal 2002, 2003 and 2004.

Cash and Statements of Cash Flows—Cash includes disbursements and deposits not yet funded by or applied to the Company’s revolving credit facility as of a balance sheet date and cash and cash equivalents totaling $2,940,000 and $2,004,000 as of March 31, 2003 and 2004, respectively, held by EMJ (Bermuda) in connection with providing insurance to the Company. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

For the years ended March 31, 2002, 2003 and 2004 cash paid for interest on borrowings was $39,942,000, $37,674,000 and $48,623,000, and net cash paid (refunded) for income taxes was $403,000, $(551,000) and $671,000, respectively.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income—Components of the Company’s comprehensive income include foreign currency translation adjustments, additional minimum pension liability and accounting for certain derivatives.

Impact of Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132-R). This statement amends the disclosure requirements of SFAS 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS 132-R is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and June 30, 2004.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transactions, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of March 31, 2004, the Company had no such instruments.

In December 2003, FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN No. 46-R”). FIN 46-R provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and June 30, 2004.

2. Inventories

Substantially all inventories are held for sale at the Company’s service center locations and are valued at the lower of cost (using the last-in, first-out (LIFO) method) or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, inventories would have been lower by $11,786,000 at March 31, 2003 and higher by $2,557,000 and $13,932,000 at March 31, 2004 and June 30, 2004, respectively.

Any reduction of inventory quantities that liquidates LIFO inventories carried at costs lower or higher than costs prevailing in prior years may have a significant effect on the Company’s gross profit. Such a reduction and liquidation occurred during fiscal year 2002 and fiscal year 2004 and the three months ended June 30, 2004, but did not have a significant effect on gross profit. There were no such reductions in fiscal year 2003.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Net Property, Plant and Equipment

Property, plant and equipment (including in-process costs for assets not yet placed in service) and accumulated depreciation at March 31, 2003 and 2004 and June 30, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
Land	$18,867,000	$18,622,000	$18,622,000
Buildings and leasehold improvements	51,056,000	52,196,000	52,192,000
Machinery and equipment	118,166,000	116,319,000	116,270,000
In-process costs	6,807,000	1,921,000	9,124,000

	194,896,000	189,058,000	196,208,000
Less accumulated depreciation	81,859,000	76,868,000	79,695,000

Net property, plant and equipment	$113,037,000	$112,190,000	$116,513,000

The in-process costs at March 31, 2004 and June 30, 2004 are primarily attributable to progress payments made on equipment for the Company’s tube honing facility and in Tulsa, Oklahoma and building renovation in the Company’s Tulsa, Oklahoma service center. June 30, 2004 in-process costs also include costs associated with renovation of the Company’s replacement facility in Houston, Texas, expansion of the Company’s Wrightsville, Pennsylvania facility and the new construction of the Company’s building in Birmingham, Alabama. As of March 31, 2004 and June 30, 2004 such costs include $1,300,000 and $6,700,000, respectively. Estimated remaining costs to be incurred in connection with these projects totaled $800,000 at March 31, 2004 and $2,700,000 at June 30, 2004 and are expected to be paid during fiscal year 2005.

4. Cash Surrender Value of Life Insurance

The Company is the owner and beneficiary of life insurance policies on all former nonunion employees of a predecessor company including certain current employees of the Company and its Parent. The Company is also the owner and beneficiary of key man life insurance policies on certain current and former executives of the Company and predecessor companies. These policies, by providing payments to the Company upon the death of covered individuals, are designed to provide cash to the Company to repurchase shares held by employees in the Company’s Stock Bonus Plan and shares held individually by employees upon the termination of their employment. Cash surrender value of the life insurance policies increases by a portion of the amount of premiums paid and by dividend income earned under the policies. Dividend income earned under the policies totaled $13,521,000, $17,156,000, $17,751,000, $3,559,000 and $4,790,000 in fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, respectively, and is recorded as an offset to general and administrative expense in the accompanying statements of income.

The Company has borrowed against the cash surrender value of certain policies to pay a portion of the premiums and accrued interest on those policies and to fund working capital needs. Interest rates on borrowings under the life insurance policies are fixed at 11.76%. As of March 31, 2004 and June 30, 2004, approximately $10,295,000 and $15,188,000, respectively, was available for future borrowings. The following table provides the cash surrender value and the loans outstanding at March 31, 2003 and 2004.

	Cash Surrender value before loans	Loans Outstanding	Net cash surrender value
Balance at March 31, 2003	$195,976,000	$164,969,000	$31,007,000
Balance at March 31, 2004	217,320,000	182,631,000	34,689,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on cash surrender value borrowings totaled $15,996,000, $17,796,000, $20,082,000, $4,933,000 and $5,374,000 in fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, respectively, and is included in net interest expense in the accompanying statements of income.

5. Long-Term Debt

Long-term debt at March 31, 2003 and 2004 and June 30, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
Revolving Loans (including $1,195,000, $1,861,000 and $1,561,000 at March 31, 2003 and 2004 and June 30, 2004, respectively, related to a Canadian facility)	$72,937,000	$53,538,000	$99,191,000
9 3/4% Senior Secured Notes due June 1, 2012	250,000,000	250,000,000	250,000,000
Industrial Development Revenue Bonds:
Payable in annual installments of $500,000 commencing June 1, 1998, interest at 9%	1,500,000	1,000,000	500,000
Payable in annual installments of $715,000 commencing December 1, 2004, interest at 5.25%	4,300,000	4,300,000	4,300,000
Payable in annual installments of $900,000 commencing September 1, 2000, interest at 8.5%	1,800,000	900,000	900,000

	330,537,000	309,738,000	354,891,000
Less current portion	2,330,000	3,976,000	3,676,000

	$328,207,000	$305,762,000	$351,215,000

Aggregate maturities of long-term debt are as follows: $3,976,000 in fiscal year 2005; $1,215,000 in fiscal year 2006; $52,392,000 in fiscal year 2007; $715,000 in fiscal year 2008, $715,000 in fiscal year 2009 and $250,725,000 thereafter.

The fair value of the Senior Secured Notes at March 31, 2004 was $280,000,000 based on the quoted market prices as of that date. The carrying values of all other long-term debt and other financial instruments at March 31, 2004 approximate fair value.

On May 22, 2002, the Company completed the issuance and sale of 9 3/4% Senior Secured Notes due 2012 totaling $250,000,000, the proceeds from which were used to (i) redeem $105 million in aggregate principal amount of the outstanding 9 1/2% senior notes, plus call premium and accrued interest, (ii) prepay $96 million of the term loan plus accrued interest, and (iii) terminate the interest rate swap agreement. As a result of this refinancing transaction, the Company recorded a loss of $12,278,000 related to the early retirement of debt, consisting of the call premium paid, a payment to terminate the interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Credit Agreements

The Company’s revolving credit facility (“Credit Agreement”) allows maximum borrowings of $200 million, including letters of credit ($8,560,000 outstanding at March 31, 2004 and $7,176,000 outstanding at

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2004). Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of the bank’s prime lending rate or 0.5% over the Federal Funds Rate) plus 1.25% or the adjusted Eurodollar rate plus 2.50%. At March 31, 2004, the bank’s prime lending rate was 4.00% and the Eurodollar rate was 1.09%. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade receivables (as defined) plus 55% of eligible inventories (as defined). Unused available borrowings under the revolving loans totaled $139,763,000 at March 31, 2004 and $95,193,000 at June 30, 2004. The Credit Agreement matures on April 7, 2006 and is secured by a lien on all domestic inventory and accounts receivable of the Company.

Under the Credit Agreement, the Company is obligated to pay certain fees including an unused commitment fee of 0.5%, payable quarterly in arrears, and letter of credit fees of 2.50% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees. The Company paid loan commitment fees totaling of $480,000, $584,000, $447,000, $135,000 and $121,000, respectively, in fiscal years 2002, 2003 and 2004 and for the three months ended June 30, 2003 and 2004.

The Credit Agreement contains financial covenants in respect of maintenance of minimum working capital and a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by the Company and its subsidiaries, dividends and other restricted payments by the Company and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

The Company’s Canadian subsidiary maintains a one year renewable credit facility (the “Canadian Facility”) totaling C$9,000,000 including (i) a revolving credit facility of C$5,500,000, (ii) a term financial instruments facility of C$3,000,000 for hedging foreign currency and rate fluctuations (unused as of March 31, 2004), and (iii) a special credit facility for the issuance of a letter of guarantee up to C$500,000 in connection with the lease for the Toronto facility. Borrowings under the revolving credit facility are limited to an amount equal to 80% of eligible trade receivables (as defined) plus 40% of eligible inventories (as defined, and limited to C$1,500,000), are repayable on demand, and bear interest at the bank’s annual prime lending rate plus 0.5%. At March 31, 2004, the interest rate on the revolving credit facility was 4.50%. The revolving credit facility contains financial covenants in respect of maintenance of minimum equity and a debt-to-equity ratio (as defined) and has other restrictions similar to those under the amended Credit Agreement, as described above.

Senior Secured Notes

On May 22, 2002, the Company refinanced its 9 1/2% senior notes and variable rate term loan by issuing $250 million of 9 3/4% Senior Secured Notes due June 1, 2012. The 9 3/4% Senior Secured Notes were issued at par and interest payments are made semi-annually on June 1 and December 1, commencing on December 1, 2002. The 9 3/4% Senior Secured Notes are secured by a first-priority lien (subject to permitted liens) on substantially all of the Company’s existing and future acquired unencumbered property, plant and equipment and may be redeemed by the Company under certain conditions and with certain restrictions at varying redemption prices. The Indenture to the 9 3/4% Senior Secured Notes contains certain covenants which limit, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, investments and loans, dividends and other distributions, and certain transactions with affiliates.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instrument

In June 1998, the Company entered into an interest rate swap agreement with Deutsche Bank Trust Company Americas (“DBTCA”) that effectively fixed the interest rate on the variable rate term loan at approximately 9.05% through June 2003 (the “Fixed Rate”). Such agreement required DBTCA to make payments to the Company each quarter in an amount equal to the product of the notional amount of $95 million and the difference between the three month London Interbank Offered Rate and 3.25% (“Floating LIBOR”) and the Fixed Rate, if the Floating LIBOR was greater than the Fixed Rate on a per diem basis. If Floating LIBOR was lower than the Fixed Rate, the Company was required to pay DBTCA an amount equal to the product of the notional amount and the difference between the Fixed Rate and Floating LIBOR on a per diem basis. Under the provisions described above, net payments (receipts) in fiscal years 2001 and 2002 were $(721,000) and $2,248,000, respectively. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of the Company’s term loan resulting from the issuance and sale of the 9 3/4% Senior Secured Notes described above, no quarterly settlements were required in fiscal year 2003.

The interest rate swap agreement was considered a highly effective cash flow hedge under the provisions of SFAS No. 133, as amended, which was adopted by the Company effective April 1, 2001. Under SFAS No. 133, the effective portion of gain or loss resulting from changes in the fair value of the interest rate swap agreement is reported in other comprehensive income while the ineffective portion is recognized in net income. For the year ended March 31, 2002, a loss of $2,925,000 was recognized in other comprehensive income and a loss of $100,000 was recognized in net income. As of March 31, 2002, the interest rate swap agreement represented a long-term liability with a fair market value of $3,025,000, as calculated under the provisions of SFAS No. 133. In connection with the issuance and sale of the 9 3/4% Senior Secured Notes, the Company paid $3,025,000 to terminate the interest rate swap agreement, which was recognized as part of the loss of $12,278,000 related to the early retirement of debt.

Other

The Company’s industrial revenue development bonds were issued in connection with significant facility improvements or construction projects.

6. Income Taxes

Significant components of the provision for income taxes attributable to continuing operations for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Current:
Federal	$(49,000)	$435,000	$—
State	492,000	492,000	1,458,000
Foreign	12,000	573,000	1,669,000

Total current	455,000	1,500,000	3,127,000

Deferred:
Federal	(3,277,000)	373,000	(1,666,000)
State	(482,000)	42,000	(995,000)
Valuation allowances	3,759,000	(415,000)	2,661,000

Total deferred	—	—	—

	$455,000	$1,500,000	$3,127,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the income tax provision to the amount that would result from applying the U.S. statutory rate for years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Expected tax at Federal statutory rate	$2,033,000	$5,656,000	$6,433,000
State franchise tax expense and capital taxes, net of Federal taxes	320,000	320,000	948,000
Expiration of capital loss carryforward	—	5,618,000	—
Net increase in cash surrender values of life insurance	(4,732,000)	(6,005,000)	(6,213,000)
Change in valuation allowance	3,759,000	(415,000)	2,661,000
Other	(925,000)	(3,674,000)	(702,000)

Income tax provision	$455,000	$1,500,000	$3,127,000

The change of $2,661,000 in the valuation allowance for deferred tax assets as of March 31, 2004 was due primarily to the generation of a tax loss in fiscal year 2004.

Income before taxes consists primarily of income from the Company’s domestic operations. For fiscal years 2002, 2003 and 2004, the Company’s foreign operations, including the captive insurance subsidiary, generated pre-tax income (loss) of $(2,369,000), $2,267,000 and $4,342,000, respectively.

Significant components of the Company’s deferred income tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	2003	2004
Deferred tax liabilities:
Tax over book depreciation	$7,709,000	$8,893,000
Purchase price adjustments	35,846,000	35,210,000

Total deferred tax liabilities	43,555,000	44,103,000

Deferred tax assets:
Net operating loss and credit carryforwards	19,473,000	21,142,000
Capital loss carryforward	—	—
Workers compensation and other insurance accruals	3,011,000	3,438,000
Inventory and related reserves	4,105,000	5,024,000
Other	1,858,000	2,052,000
Valuation allowance for deferred tax assets	(20,278,000)	(22,939,000)

Net deferred tax assets	8,169,000	8,717,000

Net deferred tax liabilities	$35,386,000	$35,386,000

At March 31, 2004, the Company had net operating loss carryforwards of $49,214,000 for Federal income tax purposes and $29,870,000 for state income tax purposes. The Federal carryforwards resulted from the Company’s losses during 1993, 1996 and 2002, and expire in years 2008, 2011 and 2022, respectively, while the State carryforwards were generated in various states over various years. The ultimate realization of the benefits of these loss carryforwards is dependent on future profitable operations. In addition, use of the Company’s net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period subsequent to a loss year. At March 31, 2004, the Company had an alternative minimum tax carryforward of approximately $2,364,000, which can be utilized over an indefinite period of time.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 11, 2002, new tax laws were enacted in California that suspend the use of net operating tax carryforwards into years beginning on or after January 1, 2002 and 2003. Accordingly, net operating losses generated in California in prior tax years cannot be used to offset the Company’s taxable income for the years ended March 31, 2003 and 2004. This suspension will not apply to tax years beginning on or after January 1, 2004 and did not have a material impact on the Company’s results of operations for the year ended March 31, 2004 and three months ended June 30, 2004.

The Company has not provided for taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be re-invested indefinitely. If these earnings were distributed, foreign tax credits may become available under current tax law to reduce the resulting U.S. tax liability.

Income tax expense for the first three months of fiscal 2004 and 2005 included provisions for state income and franchise and foreign income taxes. Federal tax provisions for the first three months of fiscal 2004 and 2005 were offset by recognition of tax benefits associated with the Company’s loss carryforwards. While there were no federal income taxes paid in the first three months of fiscal 2005 due to the Company’s net operating loss carryforwards, the Company expects to utilize its remaining loss carryforwards and to make income tax payments later in fiscal 2005. Income tax expense has been provided for the three months ended June 30, 2004 based on the Company’s estimated effective tax rate for fiscal 2005.

7. Employee Benefit Plans

Stock Bonus Plan

The Company and its Parent have a Stock Bonus Plan (the “Plan”, formerly an employee stock ownership plan (“ESOP”) prior to April 1, 1999) which covers nonunion employees of the Company who meet certain service requirements. The cost of the Plan is borne by the Company through annual contributions to a trust in amounts determined by the Board of Directors. Prior to an agreement reached with the Department of Labor in January 2003 (see Note 8), contributions were made in cash or shares of the Parent’s stock as the Parent’s Board of Directors may from time to time determine. Participants vest at a rate of 20% per year of service and become fully vested at age 65 or upon retirement, disability or death. Upon the occurrence of a participant’s termination (as defined), retirement, disability, or death, the Plan is required to either distribute the vested balance in stock or to repurchase the vested balance for cash (as determined by the Benefits Committee). If stock is distributed, it is accompanied by a put option to the Parent under terms defined in the Plan. Shares of the Parent’s Series A and B preferred and common stock owned by the Plan totaled 38,282, 28,730 and 2,652,874 at March 31, 2004 and 38,282, 29,843 and 2,652,874 at June 30, 2004, respectively. For fiscal years ended March 31, 2002, 2003, 2004 and the three months ended June 30, 2003 and 2004, contributions accrued to the Plan’s trust totaled $2,831,000, $2,772,000 and $2,783,000, $930,000 and $1,176,000 which represented 5% of eligible compensation for each of the respective periods. The contributions payable as of March 31, 2002, 2003 and 2004 and for the three months ended June 30, 2003 and 2004 have been or will be paid in cash. The Company recognizes the cost of the Plan as compensation expense with a corresponding amount reflected in its capital for the value of the Parent’s common stock contributed to the trust by the Parent, or as a dividend to Parent for contributions paid in cash.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although the Parent has not expressed any intent to terminate or amend the plan, it has the right to do so at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and come under the put options as previously discussed.

Pension Plans

The Company maintains a noncontributory defined benefit pension plan covering substantially all hourly union employees (the “Hourly Plan”). Benefits under the Hourly Plan vest after five years and are determined based on years of service and a benefit rate that is negotiated with each union. The assets of the Hourly Plan for participants are held in trust and consist of bonds, equity securities and insurance contracts. The Company contributes at least the minimum required annually under ERISA. The Company also maintains an unfunded supplemental pension plan, which provides benefits to highly compensated employees; this plan has been frozen to include only existing participants (the “Supplemental Plan”).

Components of net periodic pension cost (credit) associated with the Company’s pension plans for years ended March 31, 2002, 2003 and 2004 are as follows:

				Three Months Ended
	2002	2003	2004	June 30, 2004	June 30, 2003
				(unaudited)
Service cost of benefits earned during the period	$433,000	$432,000	$523,000	$148,000	$130,000
Interest cost on projected benefit obligation	784,000	843,000	879,000	255,000	220,000
Expected return on plan assets	(1,017,000)	(864,000)	(763,000)	(254,000)	(191,000)
Amortization of prior service cost	(95,000)	(47,000)	(37,000)	(9,000)	(9,000)
Recognized net (gain) loss	(66,000)	21,000	267,000	7,000	67,000

	$39,000	$385,000	$869,000	$147,000	$217,000

Categories of plan assets	2003	2004
Bonds	13%	14%
Stocks	87%	86%

Contributions in fiscal year 2005 are expected to be $700,000.

The plan is 100% invested in Wells Fargo Asset Allocations Collective Investment Fund (the “Fund”). The Fund seeks long-term total return, consistent with reasonable risk, by shifting investments among stocks and U.S. Treasury long-term bonds using a quantitative asset allocation strategy. The Fund invests in common stocks that comprise the S&P 500 Index and bonds that comprise the Lehman Brothers 20+ Treasury Bond Index. The Fund will remain near its strategic allocation of 60% stocks and 40% bonds the majority of the time to maximize the probability of achieving its long-term risk and return objectives.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004:

	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$11,350,000	$14,066,000
Service cost	432,000	523,000
Interest cost	843,000	879,000
Change in assumptions	1,414,000	958,000
Amendments	504,000	67,000
Benefit payments	(514,000)	(545,000)
Actuarial loss/(gain)	37,000	(157,000)

Benefit obligation at end of year	14,066,000	15,791,000

Change in Plan Assets:
Fair value of plan assets at beginning of year	11,203,000	9,297,000
Actual return on assets	(1,434,000)	2,205,000
Benefit payments	(514,000)	(545,000)
Company contributions	92,000	793,000
Fees	(50,000)	(31,000)

Fair value of plan assets at end of year	9,297,000	11,719,000

Unfunded	(4,769,000)	(4,072,000)
Unrecognized prior service cost	(236,000)	(131,000)
Unrecognized net actuarial gain	3,658,000	2,780,000

Net amount recognized	$(1,347,000)	$(1,423,000)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004:

	2003	2004
Amounts recognized in balance sheets consist of:
Prepaid cost	$—	$—
Accrued benefit liability	(4,746,000)	(4,048,000)
Accumulated comprehensive loss-additional minimum liability	3,399,000	2,625,000

Net amount recognized	$(1,347,000)	$(1,423,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Expected return on assets	8.25%	8.25%
Rate of compensation increase	—	—
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The return on assets assumption assumes a long term return of 9% on equity investments and 7% on government bond investments with a 60% equity and 40% bond target investment mix. Long-term rates of return on equity investments are trending approximately 7% above current CPI, while long-term rates of return on government bond investments are trending approximately 5% above current CPI. Current CPI has been approximately 2% for the last few years.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with union agreements, the Company also contributes to multi-employer defined benefit retirement plans covering substantially all union employees of the Company. At March 31, 2004, four different unions represented approximately 563 of our employees from 16 locations (35% of total employees). Our collective bargaining agreements expire at staggered dates through March 2010; bargaining agreements that will expire in fiscal 2005 represent 11% of total employees. Expenses incurred in connection with these plans totaled $1,015,000, $1,295,000 and $1,798,000 in fiscal years 2002, 2003 and 2004, respectively.

Postretirement Benefit Plan

In addition to the Company’s defined benefit pension plans, the Company sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to eligible full time employees and their dependents (the “Postretirement Plan”). The Postretirement Plan is fully insured, with retirees paying a percentage of the annual premium. Such premiums are adjusted annually based on age and length of service of active and retired participants. The Postretirement Plan contains other cost-sharing features such as deductibles and coinsurance. The Company recognizes the cost of future benefits earned by participants during their working careers, as determined using actuarial assumptions. Gains and losses realized from the remeasurement of the plan’s benefit obligation are amortized to income over three years.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132-R). This statement amends the disclosure requirements of SFAS 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS 132-R is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on the Company’s consolidated financial statements.

Components of the net benefit cost associated with the Company’s Postretirement Plan for years ended March 31, 2002, 2003 and 2004 and three months ended June 30, 2003 and June 30, 2004 are as follows:

	March 31,			Three Months Ended
	2002	2003	2004	June 30, 2003	June 30, 2004
				(unaudited)
Service cost of benefits earned during the period	$223,000	$249,000	$293,000	$73,000	$78,000
Interest cost on projected benefit obligation	211,000	258,000	271,000	68,000	72,000
Recognized net (gain) loss	(185,000)	(9,000)	55,000	47,000	38,000

	$249,000	$498,000	$619,000	$188,000	$188,000

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the benefit obligation and the unfunded status of the Postretirement Plan for the years ended March 31, 2003 and 2004.

	March 31,
	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$3,271,000	$4,328,000
Service cost	249,000	293,000
Interest cost	258,000	271,000
Change in assumptions	950,000	262,000
Benefit payments	(208,000)	(151,000)
Actuarial gains	(192,000)	(87,000)

Benefit obligation at end of year	4,328,000	4,916,000

Unfunded	(4,328,000)	(4,916,000)
Unrecognized prior service cost	—	—
Unrecognized net actuarial gain	358,000	478,000

Accrued benefit cost	$(3,970,000)	$(4,438,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Healthcare cost trend rate	12.00%	11.00%
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The healthcare cost trend rate of 11.0% used in the calculation of net benefit cost of the Postretirement Plan is assumed to decrease 1.0% per year to 6.0% for 2009 and remain at that level thereafter.

Assumed healthcare trend rates have a significant effect on the amounts reported for the Company’s Postretirement Plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$88,000	$(74,000)
Effect on postretirement benefit obligation	644,000	(550,000)

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. The Company is currently reviewing the effects the Act will have on its plans and expects to complete that review during fiscal 2005. In January 2004, the Financial Accounting Standards Board (“FASB”) issued a Staff Position document which acknowledged issues associated with measuring and recognizing the effect of the Act and allowed companies to elect to defer accounting for such effects until authoritative guidance on the accounting for the federal subsidy was issued. In May 2004, the FASB issued Staff Position FSAS No. 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 provides guidance on the accounting, disclosure, effective date and transition rules related to the Act. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributed to past service as an actuarial experience gain and as a reduction of the service cost component of net periodic health care costs for the amounts attributable to current service, if the benefit provided is at least actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for periods beginning after June 15, 2004.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Commitments and Contingencies

Lease Commitments

The Company leases, under several agreements with varying terms, certain office and warehouse facilities, equipment and vehicles. Rent expense totaled $21,353,000, $21,657,000 and $22,302,000 for the years ended March 31, 2002, 2003 and 2004, respectively. Sublease income for the years ended March 31, 2002, 2003 and 2004 was $456,000, $632,000 and $653,000, respectively. Minimum rentals of certain leases escalate from time to time based on certain indices.

At March 31, 2004 the Company was obligated under non-cancellable operating leases for future minimum rentals as follows:

Fiscal year:
2005	$18,422,000
2006	14,315,000
2007	10,323,000
2008	7,337,000
2009	5,718,000
Thereafter	43,939,000

Sub-total	100,054,000
Less: Non-cancellable subleases	(7,961,000)

Net lease obligations	$92,093,000

Other Commitments

On January 14, 2004, the Company announced that it had reached an agreement with Holding and Holding’s principal security holders providing for a restructuring of the combined capital structure. The financial restructuring is being effected pursuant to an Agreement and Plan of Merger and Reorganization dated as of December 18, 2003 among the Company, Holding and EMJ Metals LLC, a newly-formed wholly-owned subsidiary, as well as an Exchange Agreement among the Company, Holding and Kelso Investment Associates IV, L.P. and certain of its affiliates (“Kelso”). The principal effect of the financial restructuring will be to convert all outstanding debt and equity securities of Holding to the Company’s common stock. Kelso is the holder of Holding’s outstanding Series A Variable Rate Notes and also is Holding’s controlling stockholder.

On May 25, 2004, the Company announced that the proposed restructuring of the combined capital structure of Earle M. Jorgensen Company (“EMJ”) with Holding, its parent company, had been delayed. Because of the delay, additional negotiations among Holding’s security holders and changes to the structure of the transaction are required before it can proceed. There is no assurance that the transaction will be successfully negotiated or, if negotiated, will be approved by the requisite votes of Holding’s stockholders or that the other conditions to completion of such a transaction will be satisfied. Thus there can be no assurance that the merger will be consummated.

In connection with the 1990 merger, the Company agreed to pay Kelso, which owns the majority of Parent’s common stock, an annual fee of $1,250,000 each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. The Company also agreed to indemnify Kelso and its affiliates against certain claims, losses, damages, liabilities, and expenses that may arise in connection with the merger. However, no such annual fee was payable for fiscal years 2002, 2003 and 2004 and other expenses paid to Kelso in fiscal years 2002, 2003 and 2004 were not significant.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Governmental Matters

The Internal Revenue Service (the “IRS”) conducted an audit of the Company’s employee stock ownership plan (the “Plan”) for the fiscal years ended March 31, 1992, through March 31, 1996, and issued a preliminary report to the Company in which the IRS asserted that certain contributions of stock by the Parent to the Plan violated provisions of the Internal Revenue Code because the securities contributed were not “qualifying employer securities” as defined by ERISA. In fiscal year 2002, this matter was settled without the Company admitting the allegations of the IRS, and the Company paid $1,919,000 of excise tax to the IRS.

The Department of Labor (the “DOL”) also investigated the same transactions involving the Plan. In the course of its investigation, the DOL and its advisors reviewed the valuations of the Parent’s common and preferred stock prepared for the Plan and challenged the methodology used in preparing the valuations.

On March 8, 2002, the DOL sued the Company, the Parent, the Plan and former members of the Company’s benefits committee in the federal district court for the Central District of California. The DOL claims that the valuations of Parent’s common stock used to make annual contributions to the Plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of our benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the DOL contended that the contributions to the Plan were prohibited transactions under ERISA. The Company, Holding and members of the benefits committee defended the suit vigorously, and ultimately settled the suit via a consent order and release executed with the DOL on January 27, 2003. The key provisions of the agreement are as follows: (i) the Company has not been required to make any payments under the agreement; (ii) the Company is prohibited to make further common stock contributions to the stock bonus plan; (iii) the Company will continue to obtain annual appraisals of Parent stock using methodology consistent with prior appraisals, and use that appraised value as the purchase price for repurchases of common stock as it has done in the past; and (iv) if the annual appraisal of the Company’s common stock is less than $4.25 per share, the Company shall pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the stock bonus plan for the plan years 1994 through 2000.

If the Company pays the floor price in connection with the repurchase of common stock from departing employees, the agreement also allows the DOL to assess the Company a penalty equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

The Company does not believe the settlement will have a material impact on its financial condition or future results of operations, and believes payments under the settlement, if any, will most likely be paid in immaterial amounts which will be spread over many years.

In December 2003, the Company entered into agreements with Holding, a subsidiary and the principal stockholders of Holding providing for a merger and financial restructuring. Prior to approval of the transaction, the DOL initiated a review of the procedures followed by Holding’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to Holding and an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. Such review resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed. The Company is considering changes to the proposed transaction that will achieve the objectives of the original restructuring transaction, while meeting the concerns expressed by the DOL. Holding intends to review any proposed transaction with the DOL in advance under their compliance assistance program to ensure compliance with the terms of the consent order and applicable law. There can be no assurance that a revised transaction will be agreed upon, approved by the Holding stockholders and consummated.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental Contingencies

The Company is subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment and human health and safety, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. As a result, the Company is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

During fiscal years 2002, 2003 and 2004, expenditures made in connection with environmental matters totaled $97,000, $194,000 and $232,000, respectively, principally for settlement of claims, and monitoring, remediation and investigation activities at sites with contaminated soil and/or groundwater and were expensed as incurred. As of March 31, 2004, an accrual of $203,000 exists for future investigation and remediation expenditures related to the following pending environmental matters.

Forge (Seattle/Kent, WA). In November 1998, the Company paid the purchasers of its former Forge facility and an off-site disposal site $2,250,000 as an arbitration award for liabilities related to the remediation of known contamination at the Forge facility. The Company continues to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology (“Ecology”). Annual costs associated with such monitoring are not significant, and the Company does not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency (“EPA”) as a Superfund Site (the “Duwamish Site”). Under the Federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs and damages to natural resources caused by such releases. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA has entered into an Administrative Order of Consent (“AOC”) with four major property owners with potential liability for cleanup of the Duwamish Site that outlines tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified the Company of a potential claim for indemnification for any liability relating to contamination of the Duwamish Site. The notification stated that the Forge facility, along with other businesses located along the Duwamish Site, are expected to be named as potentially responsible parties for contamination of the Duwamish Site and requested that the Company participate under a joint defense.

On July 10, 2003, pursuant to a request from the EPA, the Company signed an AOC under CERCLA to investigate certain areas of the Forge facility to determine whether it has contributed to certain contamination of the Lower Duwamish Waterway that is expected to be the subject of remedial action by a neighboring facility. A preliminary cost of proposed work under the AOC ranges from $350,000 to $450,000, and is subject to approval by the EPA. On April 15, 2003, the Company signed a funding and participation agreement with the current owners of the Forge property, which requires it to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC. As of March 31, 2004, the Company has accrued $203,000 for remaining costs that are expected to be incurred in future years.

The Company is continuing to evaluate this matter and remedies it may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish Site. Because this site is still being investigated and clean up alternatives and responsibility for clean up evaluated at this time, the Company cannot determine what ultimate liability it may have relating to this matter.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Union (New Jersey). During fiscal year 1994, the Company was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by the Company. The prior owner of such subsidiary has also been notified of its potential responsibility. On March 27, 1997, the current owner of the property informed the Company that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from the Company and the prior owner. The Company has contested responsibility and commented on the cleanup plan and has not received any further demands or notifications. The Company does not have sufficient information to determine what potential liability it has, if any.

Although it is possible that new information or future developments could require the Company to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on the Company’s financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

9. Legal

On April 22, 2002, the Company was sued by Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, alleging that the Company had conspired with other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor, which resulted in unspecified damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. The time for an appeal expires July 15, 2004.

The Company is involved in other litigation or legal matters in the normal course of business. In the opinion of management, these matters will be resolved without a material impact on the Company’s financial position or results of operations.

10. Subsequent Events (unaudited)

The parties to the Merger Agreement and Exchange Agreement described in Note 8 executed a Termination of Merger Agreement and Exchange Agreement dated as of July 30, 2004, terminating the Merger Agreement and the Exchange Agreement. Notwithstanding such termination, representatives of Holding’s special committee, Kelso, the Company and the benefits committee continued to work on an alternative transaction to restructure the combined capital structure of Holding and the Company and have negotiated a financial restructuring transaction. This transaction will be consummated concurrently with an initial public offering and will involve a merger between Holding and a wholly-owned subsidiary of the Company and an exchange of Holding’s indebtedness, common stock and preferred stock for a combination of cash and common stock of the Company. The net proceeds will be allocated to the payment of the cash consideration for the Holding series A preferred stock, Holding notes and Holding series B preferred stock upon consummation of the financial restructuring as follows: (1) first, to the payment in full of the Holding series A preferred stock (including accumulated dividends through September 30, 2004), (2) second, to the extent available, to the payment of the Holding notes (including accrued interest through September 30, 2004) until the Holding notes have received an amount that is equal to 77.6% of all distributions from clause (1) and this clause (2), and (3) third, to the extent available, to the payment of the remaining Holding notes (including accrued interest through September 30, 2004) and the Holding series B preferred stock in the proportion that these respective amounts represent of the aggregate remaining amount of the Holding notes and the Holding series B preferred stock. The residual balances of the Holding series B preferred stock and the Holding indebtedness and all of the Holding common stock will be converted into common stock of the Company.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 27, 2004, the Company’s board of directors authorized the issuance and sale of its common stock in an initial public offering in connection with the financial restructuring.

In connection with the financial restructuring, the Company and the benefits committee have submitted a proposal to the DOL for the amendment of the consent order and release to change the methodology used in preparing annual valuations for the stock bonus plan. In connection with the change in valuation methodology, the Company has also determined to make a special contribution of additional shares of Holding common stock to the stock bonus plan with respect to the shares of Holding common stock contributed to the stock bonus plan from 1994 through 2000.

The consummation of the financial restructuring and the initial public offering are subject to various conditions, including the amendment of the DOL consent order and release, the approval of the financial restructuring by the holders of Holding’s common stock and series B preferred stock voting together as a class, and the consent of the lenders under the Company’s credit facility and are conditioned upon one another. There is no assurance that the proposed financial restructuring will be approved by the requisite vote of Holding’s stockholders, that the initial public offering will be completed successfully or that the other conditions to completion of the transaction will be satisfied.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the financial restructuring and the initial public offering contemplated by this prospectus are consummated under the terms presently anticipated as described above, the following sets forth the Company’s unaudited pro forma capitalization as of June 30, 2004:

	June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except per share data)
Debt
Short-term debt	$3,676	$3,676		$3,676
Long-term debt
Revolver	97,630	97,630		97,630
9 3/4% senior secured notes due June 1, 2012	250,000	250,000		250,000
Industrial development bonds	3,585	3,585		3,585
Variable rate senior notes due June 30, 2013	—	225,373		—

Total long-term debt	351,215	576,588		351,215

Total debt	354,891	580,264		354,891
Stockholders’ equity (deficit)
Preferred and common stock subject to redemption in certain circumstances	—	96,638		—
Series A preferred stock, not subject to redemption	—	20,902		—
Series B preferred stock, not subject to redemption	—	15		—
Common stock	—	106		—
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	—	(34,735)		—
Treasury stock	—	(58,644)		—
Preferred stock, $.01 par value; 200 shares authorized and no shares issued, actual and adjusted	—	—		—
Common stock, $.01 par value; 2,800 shares authorized and 128 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—	—
Capital in excess of par value	29,503	77,188
Accumulated other comprehensive loss Foreign currency translation adjustment	(208)	(208)		(208)
Additional minimum pension liability	(2,625)	(2,625)		(2,625)
Accumulated deficit	(42,207)	(360,364)		(360,364)

Total stockholders’ equity (deficit)	(15,537)	(261,727)

Total capitalization	$339,354	$318,537	$

The pro forma capitalization gives effect to the financial restructuring to account for the transfer of assets and exchange of shares between entities, the Company and Holding, under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, subsequent to the completion of the financial restructuring, the financial position and results of operations of Holding will be included in the Company’s consolidated financial statements on a historical basis.

The pro forma as adjusted capitalization give effect to the following in connection with the financial restructuring:

•	Exchange of all outstanding Holding debt and accrued interest thereon totaling $245,882,000 for $ in cash from initial public offering proceeds and shares of the Company’s common stock.

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Exchange of warrants to purchase 2,937,915 shares of Holding common stock for shares of the Company’s common stock, net of the exercise price of $0.01 per share.

•	Conversion of 11,404,860 issued and outstanding shares (not including 1,933,676 shares held in treasury and retired) of Holding common stock into 11,404,860 shares of the Company’s common stock. The difference between the number of shares of Holding common stock converted into the Company’s common stock on June 30, 2004 and the number of shares converted at the date of the financial restructuring is attributable to the shares repurchased from former employees who exercised put rights.

•	Exchange of 63,045 shares of Holding’s series A preferred stock (not including 184,502 shares held in treasury and retired) for $ cash from initial public offering proceeds.

•	Exchange of 29,861 shares of Holding’s series B preferred stock for $ in cash from initial public offering proceeds and shares of the Company’s common stock.

•	The adjustment to the caption “reclassification to value” represents the cumulative changes in the market value, based on annual appraisals, related to the shares of Holding’s preferred stock and common stock that will be redeemed in the financial restructuring. This will be eliminated as a result of the existing Holding preferred stock and common stock being exchanged for a combination of cash and the Company’s common stock.

•	Upon completion of the financial restructuring, subject to the assumptions herein, shares of the Company’s common stock will be issued and outstanding.

Additionally, if the financial restructuring and the initial public offering contemplated by this prospectus are consummated under the terms described in this Note 10, the Company’s pro forma net income and pro forma earnings per share are as follows:

	Twelve Months Ended March 31, 2004		Three Months Ended June 30, 2004
	(unaudited)		(unaudited)
	(in thousands, except per share data)
Net income		$15,252		$21,957
Interest on variable rate senior notes		38,834		10,254

Pro forma net income		(23,582)		11,703
Contribution of shares to stock bonus plan
Interest on variable rate senior notes		(38,834)		(10,254)

Pro forma net income, as adjusted	$		$

Pro forma net income per share
Basic	$		$

Diluted	$		$

Number of shares used in net income per share calculation
Basic

Diluted

The total pro forma adjustments to net income are approximately $                 and $                 for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively. The adjustments consist of an adjustment of approximately $                 and $                 for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004, respectively, in connection with a special contribution of shares of our common stock to our stock bonus plan, which is described under “Business—Legal Proceedings.” The financial restructuring will be accounted for in a manner similar to a pooling-of-interests because it constitutes a transfer

EARLE M. JORGENSEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of assets and exchange of shares between entities, EMJ and Holding, under common control. Accordingly, the financial position and results of operations of Holding will be included in our consolidated financial statements on a historical basis. However, unaudited pro forma net income does not reflect interest expense of Holding in connection with the Holding notes because we will be using a portion of the net proceeds from this offering and shares of our common stock to repay the Holding notes.

The basic pro forma weighted average shares outstanding represents an increase of                  and                  weighted average shares as of March 31, 2004 and June 30, 2004, respectively, related to the issuance of shares that would have been issued by us in this offering, based on an assumed initial public offering price of $                 per share, the mid-point of the range shown on the cover of this prospectus, and assuming net proceeds of $                 will be used to pay the consideration for the Holding series A preferred stock and the cash portion of the consideration for the Holding notes and the Holding series B preferred stock, in accordance with the allocation described under the heading “Use of Proceeds.” The pro forma average shares outstanding also include an adjustment of 2,091,000 shares of our common stock to reflect Holding’s obligations to issue shares of Holding common stock under all outstanding Holding stock options and an adjustment of                  shares of our common stock to reflect Holding’s commitment to contribute those shares of Holding common stock to our stock bonus plan, both of which we will assume upon consummation of the financial restructuring.

The information in this Note 10 assumes, for purposes of determining the number of shares of common stock issuable upon consummation of the financial restructuring as set forth above, an initial public offering price of $                 per share, the mid-point of the range shown on the cover of this prospectus, and net cash proceeds of $                 in the aggregate being paid to the Holding series A preferred stock, the Holding notes and the Holding series B preferred stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Earle M. Jorgensen Holding Company, Inc.

We have audited the accompanying consolidated balance sheets of Earle M. Jorgensen Holding Company, Inc. as of March 31, 2003 and 2004, and the related consolidated statements of operations, consolidated statements of preferred and common stock subject to redemption in certain circumstances, series A preferred stock, series B preferred stock, common stock, capital in excess of par value, stock subscribed, reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price, accumulated other comprehensive loss, accumulated deficit and treasury stock, and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Earle M. Jorgensen Holding Company, Inc. at March 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Orange County, California

August 20, 2004

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$45,413	$15,646	$10,786
Accounts receivable, less allowance for doubtful accounts	97,292	133,092	165,811
Inventories	213,590	225,248	266,430
Other current assets	6,402	7,655	7,602

Total current assets	362,697	381,641	450,629

Net property, plant and equipment, at cost	113,037	112,190	116,513
Cash surrender value of life insurance policies	31,007	34,689	40,285
Debt issue costs, net of accumulated amortization	8,232	6,909	6,579
Other assets	1,607	1,762	2,356

Total assets	$516,580	$537,191	$616,362

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$119,815	$162,648	$174,488
Accrued employee compensation and related taxes	12,592	19,207	14,822
Accrued employee benefits	10,766	12,756	13,448
Accrued interest	25,750	27,607	37,135
Other accrued liabilities	6,097	8,678	13,301
Deferred income taxes	19,450	17,517	17,517
Current portion of long-term debt	2,330	3,976	3,676

Total current liabilities	196,800	252,389	274,387

Long-term debt	540,747	531,135	576,588
Deferred income taxes	15,936	17,869	17,869
Other long-term liabilities	8,268	9,093	9,245
Commitments and contingencies
Stockholders’ equity (deficit):
Preferred and common stock subject to redemption in certain circumstances, stated at redemption price	68,336	95,525	96,638
Series A preferred stock, $.01 par value, 13% cumulative (liquidation value of $24,755); 600,000 shares authorized; 247,546 shares issued (206,426 and 209,023 shares at stated value not subject to redemption at March 31, 2003 and 2004, respectively)	20,643	20,902	20,902
Series B preferred stock, $.01 par value, variable rate cumulative (liquidation value of $28,747); 100,000 shares authorized; 27,080 and 28,747 shares issued at March 31, 2003 and 2004, respectively (12 and 14 shares at stated value not subject to redemption at March 31, 2003 and 2004, respectively)	12	14	15
Common stock, $.01 par value; 19,500,000 shares authorized; 13,338,536 shares issued at March 31, 2003 and 2004 (10,355,602 and 10,582,586 shares at $.01 par value not subject to redemption at March 31, 2003 and 2004, respectively)	104	106	106
Capital in excess of par value	74,867	77,188	77,188
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	(6,628)	(34,735)	(34,735)
Accumulated other comprehensive loss:
Foreign currency translation adjustment	(485)	(73)	(208)
Additional minimum pension liability	(3,399)	(2,625)	(2,625)
Accumulated deficit	(342,823)	(370,953)	(360,364)
Less treasury stock at cost (181,905 and 184,502 shares of Series A preferred stock; 0 and 0 shares of Series B preferred stock, and; 1,701,693 and 1,933,676 shares of common stock at March 31, 2003 and 2004, respectively)	(55,798)	(58,644)	(58,644)

Total stockholders’ equity (deficit)	(245,171)	(273,295)	(261,727)

Total liabilities and stockholders’ equity	$516,580	$537,191	$616,362

See accompanying notes

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
				(unaudited)
Revenues	$895,058	$919,927	$1,040,367	$238,299	$361,636
Cost of sales	641,991	658,562	754,266	171,437	256,075

Gross profit	253,067	261,365	286,101	66,862	105,561
Expenses:
Warehouse and delivery	124,457	127,080	135,421	32,524	38,073
Selling	31,932	32,329	38,254	8,418	13,390
General and administrative	48,295	50,841	42,934	9,672	14,432

Total expenses	204,684	210,250	216,609	50,614	65,895

Income from operations	48,383	51,115	69,492	16,248	39,666
Interest expense, net	72,433	82,486	89,927	22,220	23,365

Income (loss) before income taxes	(24,050)	(31,371)	(20,435)	(5,972)	16,301
Income tax expense	455	1,500	3,127	819	4,598

Net income (loss)	$(24,505)	$(32,871)	$(23,562)	$(6,791)	$11,703

See accompanying notes

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF PREFERRED AND COMMON STOCK SUBJECT TO REDEMPTION IN CERTAIN CIRCUMSTANCES, SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, COMMON STOCK, CAPITAL IN EXCESS OF PAR VALUE, STOCK SUBSCRIBED, RECLASSIFICATION TO VALUE PREFERRED AND COMMON STOCK SUBJECT TO REDEMPTION IN CERTAIN CIRCUMSTANCES TO ITS REDEMPTION PRICE, ACCUMULATED OTHER COMPREHENSIVE LOSS, ACCUMULATED DEFICIT AND TREASURY STOCK

(dollars in thousands)

	Preferred and common stock subject to redemption in certain circumstances	Series A preferred stock	Series B preferred stock	Common stock	Capital in excess of par value	Stock subscribed	Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	Accumulated other comprehensive loss	Accumulated Deficit	Treasury stock	Total

Balance at March 31, 2001	$85,479	$19,016	$9	$92	$63,553	$3	$(10,833)	$(1,833)	$(276,660)	$(39,018)	$(160,192)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(24,505)	—	(24,505)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(133)	—	—	(133)
Minimum pension liability	—	—	—	—	—	—	—	32	—	—	32

Comprehensive loss											(24,606)
Adjustment to shares of common stock subscribed under stock bonus plan	—	—	—	—	3	(3)	—	—	—	—	—
Stock dividend on Series B – 4,405 shares	4,405	—	(4,405)	—	—	—	—	—	(4,405)	4,405	—
Loss on interest rate swap agreement	—	—	—	—	—	—	—	(2,925)	—	—	(2,925)
Repurchase of stock for treasury	(14,963)	996	5,402	9	6,525	—	2,029	—	—	(14,963)	(14,965)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	859	—	—	—	2,025	—	(2,886)	—	—	—	(2)

Balance at March 31, 2002	75,780	20,012	1,006	101	72,106	—	(11,690)	(4,859)	(305,570)	(49,576)	(202,690)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(32,871)	—	(32,871)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,200	—	—	1,200
Minimum pension liability	—	—	—	—	—	—	—	(3,150)	—	—	(3,150)

Comprehensive loss											(34,821)
Stock dividend on Series B – 4,382 shares	4,382	—	(4,382)	—	—	—	—	—	(4,382)	4,382	—
Issuance of Series B – 17 shares	—	—	17	—	—	—	—	—	—	(17)	—
Reversal of loss on interest rate swap agreement recognized in net loss	—	—	—	—	—	—	—	2,925	—	—	2,925
Repurchase of stock for treasury	(10,587)	631	3,371	3	2,741	—	3,843	—	—	(10,587)	(10,585)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	(1,239)	—	—	—	20	—	1,219	—	—	—	—

See accompanying notes

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF PREFERRED AND COMMON STOCK SUBJECT TO REDEMPTION IN CERTAIN CIRCUMSTANCES, SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, COMMON STOCK, CAPITAL IN EXCESS OF PAR VALUE, STOCK SUBSCRIBED, RECLASSIFICATION TO VALUE PREFERRED AND COMMON STOCK SUBJECT TO REDEMPTION IN CERTAIN CIRCUMSTANCES TO ITS REDEMPTION PRICE, ACCUMULATED OTHER COMPREHENSIVE LOSS, ACCUMULATED DEFICIT AND TREASURY STOCK—(Continued)

(dollars in thousands)

	Preferred and common stock subject to redemption in certain circumstances	Series A preferred stock	Series B preferred stock	Common stock	Capital in excess of par value	Stock subscribed	Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption price	Accumulated other comprehensive loss	Accumulated Deficit	Treasury stock	Total

Balance at March 31, 2003	68,336	20,643	12	104	74,867	—	(6,628)	(3,884)	(342,823)	(55,798)	(245,171)

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(23,562)	—	(23,562)
Foreign currency translation adjustment	—	—	—	—	—	—	—	412	—	—	412
Minimum pension liability	—	—	—	—	—	—	—	774	—	—	774

Comprehensive loss											(22,376)
Stock dividend on Series B – 4,568 shares including the issuance of 1,667 shares	—	—	1,667	—	—	—	—	—	(4,568)	2,901	—
Reclassification of stock dividend on Series B for shares subject to redemption	4,566	—	(4,566)	—	—	—	—	—	—	—	—
Issuance of Series A for management – 2 shares	1	—	—	—	—	—	(1)	—	—	1	1
Issuance of Series B for management – 3 shares	3	—	(3)	—	—	—	—	—	—	3	3
Issuance of common stock – 5,585 shares	31	—	—	—	(58)	—	26	—	—	31	30
Repurchase of stock for treasury	(5,754)	259	2,904	2	2,379	—	210	—	—	(5,782)	(5,782)
Reclassification to value preferred and common stock subject to redemption in certain circumstances to its redemption value	28,342	—	—	—	—	—	(28,342)	—	—	—	—

Balance at March 31, 2004	95,525	20,902	14	106	77,188	—	(34,735)	(2,698)	(370,953)	(58,644)	(273,295)

Comprehensive income:
Net income	—	—	—	—	—	—	—	—	11,703	—	11,703
Foreign currency translation adjustment	—	—	—	—	—	—	—	(135)	—	—	(135)

Comprehensive income											11,568
Stock Dividend on Series B – 1,114 issued shares	—	—	1,114	—	—	—	—	—	(1,114)	—	—
Reclassification of stock dividend on Series B for shares subject to redemption	1,113	—	(1,113)	—	—	—	—	—	—	—	—

Balance at June 30, 2004 (unaudited)	$96,638	$20,902	$15	$106	$77,188	$—	$(34,735)	$(2,833)	$(360,364)	$(58,644)	$(261,727)

See accompanying notes

EARLE M. JORGENSEN HOLDING COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
				(unaudited)
Operating activities:
Net income (loss)	$(24,505)	$(32,871)	$(23,562)	$(6,791)	$11,703
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on early retirement of debt	—	12,278	—	—	—
Depreciation and amortization	11,449	11,369	11,284	2,800	2,851
Amortization and write-off of debt issue costs included in interest expense	1,792	1,416	1,323	330	330
Accrued postretirement benefits	249	498	619	188	188
Gain on sale of property, plant and equipment	(36)	(183)	(1,335)	(1,137)	(13)
Provision for bad debts	2,434	2,649	2,880	574	639
Increase in cash surrender value of life insurance over premiums paid	(2,174)	(2,242)	(5,276)	(5,318)	(5,256)
Interest paid in kind on senior subordinated note principal	28,601	34,059	38,223	—	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	15,510	(10,662)	(38,680)	(7,350)	(33,358)
Decrease (increase) in inventories	31,712	(26,722)	(11,658)	(14,155)	(41,182)
Decrease (increase) in other current assets	1,012	134	(1,932)	(845)	(596)
(Decrease) increase in accounts payable and accrued liabilities and expenses	(52,163)	42,090	55,912	7,038	22,298
Decrease (increase) in non-trade receivables	1,681	(1,637)	679	331	122
Other	(967)	1,109	1,144	1,342	(201)

Net cash provided by (used in) operating activities	14,595	31,285	29,621	(22,993)	(42,475)

Investing activities:
Additions to property, plant and equipment	(24,531)	(15,335)	(10,530)	(1,899)	(7,179)
Proceeds from the sale of property, plant and equipment	116	2,440	1,535	1,314	6
Premiums paid on life insurance policies	(1,461)	(1,335)	(1,298)	(1,198)	(464)
Proceeds from redemption of life insurance policies	1,124	195	2,892	708	124

Net cash used in investing activities	(24,752)	(14,035)	(7,401)	(1,075)	(7,513)

Financing activities:
Net borrowings (payments) under revolving loan agreements	25,111	(9,958)	(19,399)	18,612	45,653
Repayment of senior subordinated notes	—	—	(25,390)	—	—
Proceeds from issuance of senior notes	—	250,000	—	—	—
Repayment of term loan	—	(96,000)	—	—	—
Repayment of senior notes	—	(105,000)	—	—	—
Payment of debt issue costs	—	(10,669)	—	—	—
Other costs paid in connection with early retirement of debt	—	(9,596)	—	—	—
Other debt payments, net	(2,400)	(1,400)	(1,400)	(500)	(500)
Purchase of stock, net	(14,963)	(10,587)	(5,781)	—	—

Net cash provided by (used in) in financing activities	7,748	6,790	(51,970)	18,112	45,153

Effect of exchange rate changes on cash	2	1	(17)	15	(25)

Net increase (decrease) in cash and cash equivalents	(2,407)	24,041	(29,767)	(5,941)	(4,860)
Cash and cash equivalents at beginning of period	23,779	21,372	45,413	45,413	15,646

Cash and cash equivalents at end of period	$21,372	$45,413	$15,646	$39,472	$10,786

See accompanying notes

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the three months ended June 30, 2003 and 2004 is unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of Earle M. Jorgensen Holding Company, Inc. (the “Company” or “Parent”) and its wholly owned subsidiary Earle M. Jorgensen Company (EMJ), and EMJ’s subsidiaries, Earle M. Jorgensen (Canada) Inc. (“EMJ (Canada)”) and Stainless Insurance Ltd., a captive insurance subsidiary (“EMJ (Bermuda)”). In fiscal years 2002, 2003 and 2004 and the three months ended June 30 2003 and 2004, EMJ (Canada) generated net income (loss) of $(325,000), $1,153,000 and $3,282,000, $1,157,000 and $1,611,000, respectively. In fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, EMJ (Bermuda) generated net income (loss) of $(2,056,000), $540,000 and $(609,000), $(15,000) and $(11,000), respectively, including investment income and intercompany fees. The loss in fiscal year 2002 and 2004 was attributable to higher loss reserves established in connection with EMJ’s self-insured workers compensation program. All significant intercompany accounts and transactions have been eliminated.

Company Background and Segment Information—EMJ distributes a broad line of bar, tubular, plate and various other metal products and value added services through a network of 36 service centers and value-added processing operations strategically located throughout North America. Metal products sold by EMJ are purchased from various primary metal producers and suppliers, none of which provided more than 10% of EMJ’s total purchases in fiscal year 2004. EMJ has over 35,000 customers, none of which represented more than 2% of EMJ’s gross revenues in fiscal year 2004.

For financial reporting purposes, EMJ operates in one reportable segment—the metals service center industry—as determined in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

Reclassification—Certain amounts reported in prior years have been reclassified to conform to the 2004 presentation.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates and judgments under different assumptions and conditions.

Interim Financial Information (Unaudited)—The accompanying consolidated financial statements at June 30, 2004 and for the three months ended June 30, 2003 and 2004 are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of results of the interim period.

Revenue Recognition— EMJ recognizes revenue associated with a sales order when product is shipped, title is passed and collectibility is reasonably assured.

Shipping and Handling Costs—Costs incurred in connection with shipping and handling EMJ’s products are classified as warehouse and delivery expenses in the accompanying statements of operations.

Accounts Receivable and Concentration of Credit Risk—EMJ sells the majority of its products throughout the United States and Canada. Sales to EMJ’s recurring customers are generally made on open account terms

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

while sales to occasional customers are made on a C.O.D. basis when collectibility is not assured. EMJ performs periodic credit evaluations of its ongoing customers and generally does not require collateral. EMJ establishes an allowance for potential credit losses based upon factors surrounding the credit risk for specific customers, historical trends and other information; such losses have been within management’s expectations, and were higher in fiscal year 2004 when compared to fiscal years 2003 and 2002. EMJ’s allowance for doubtful accounts at March 31, 2003 and 2004 and at June 30, 2004 was $390,000 and $601,000 and $1,029,000, respectively. Management believes there are no significant concentrations of credit risk as of March 31, 2004 and June 30, 2004.

Property, Plant and Equipment—Property, plant and equipment is recorded at cost. Additions, renewals and betterments are capitalized; maintenance and repairs, which do not extend useful lives, are expensed as incurred. Gains or losses from disposals are reflected in income and the related costs and accumulated depreciation are removed from the accounts. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and three to 20 years for machinery and equipment. Leasehold improvements are amortized over the terms of the respective leases. Depreciation expense was $9,787,000, $9,703,000 and $2,851,000 in fiscal 2003 and 2004 and June 30, 2004, respectively.

EMJ capitalizes certain costs incurred during the development of software used internally and amortizes such costs over their estimated useful lives. During fiscal years 2002, 2003 and 2004 and for the three months ended June 30, 2004, such costs totaling $414,000, $220,000 and $274,000 and $59,000, respectively, were capitalized.

Long-lived assets, primarily land, buildings, leasehold improvements and certain equipment, used in operations or which are expected to be disposed of are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, future plans for the operations, recent operating results and forecasted cash flows. When indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets, the assets are written down and an impairment loss is recognized. There were no impairment losses recorded in fiscal years 2002, 2003, and 2004 and the first three months ended June 30, 2004.

Debt Issue Costs—Debt issue costs are deferred and amortized to interest expense over the life of the underlying indebtedness. For the fiscal years ended March 31, 2002, 2003 and 2004, amortization of debt issue costs were $1,792,000, $1,416,000 and $1,323,000, respectively. Accumulated amortization of debt issue costs was $1,263,000 and $2,586,000 at March 31, 2003 and 2004, respectively.

Stock-Based Compensation—Stock options granted to directors, officers and other key employees of EMJ under Holding’s stock option plan adopted in January 1997 are accounted for in accordance with APB No. 25. As all stock option grants are made at fair value on the date of grant, EMJ recognizes no compensation cost. Had compensation expense for stock options granted been recorded based on the fair value method under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the effect on EMJ’s net income for fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004 would have been as follows:

	Year Ended March 31,			Three Months Ended June 30,
	2002	2003	2004	2003	2004
				(unaudited)	(unaudited)
Net (loss) income, as reported	$(24,505,000)	$(32,871,000)	$(23,562,000)	$(6,791,000)	$11,703,000
Deduct: total stock-based compensation expense determined using fair value method for all awards, net of tax	(209,000)	(138,000)	(74,000)	(31,000)	(13,000)

Net (loss) income, as adjusted	$(24,714,000)	$(33,009,000)	$(23,636,000)	$(6,822,000)	$11,690,000

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—The Company includes EMJ in its consolidated tax returns and calculates its tax provision as though it files on a separate basis. The consolidated tax liability of the Company and EMJ is allocated to each of these entities pursuant to a Tax Allocation Agreement between the Company and EMJ (“Tax Allocation Agreement”). Under the Tax Allocation Agreement, the Company pays all taxes and is reimbursed by EMJ for the lesser of (i) EMJ’s allocated portion of the taxes due, or (ii) the tax that would be payable if EMJ filed its own returns.

The Company records deferred taxes based upon differences between the financial statement and tax basis of assets and liabilities pursuant to SFAS No. 109, Accounting for Income Taxes, as though it files on a separate basis. Any differences in deferred taxes determined on a separate basis and the actual payments made or received under the Tax Allocation Agreement are accounted for as an equity adjustment between the Company and EMJ. There were no such differences in fiscal year 2004. Deferred taxes are also recorded for the future benefit of Federal and state tax losses and tax credit carryforwards. Consistent with SFAS No. 109, a valuation allowance has been recognized for certain deferred tax assets, which management believes are not likely to be realized (see Note 6).

Foreign Currency Translation—The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Balance sheet accounts are translated using the period-end exchange rates while income statement amounts are translated using the average exchange rates for each period. Adjustments resulting from translation of foreign currency financial statements are included in accumulated other comprehensive loss in stockholders’ equity. No significant exchange gains or losses were recorded during fiscal 2002, 2003 and 2004.

Cash and Statements of Cash Flows—Cash includes disbursements and deposits not yet funded by or applied to EMJ’s Revolving Credit Facility as of a balance sheet date and cash and cash equivalents totaling $2,940,000 and $2,004,000 as of March 31, 2003 and 2004, respectively, held by EMJ (Bermuda) in connection with providing insurance to EMJ. EMJ considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

For the years ended March 31, 2002, 2003 and 2004 cash paid for interest on borrowings was $39,942,000, $37,674,000 and $48,623,000, and net cash paid (refunded) for income taxes was $403,000, $(551,000) and $671,000, respectively.

Comprehensive Income—Components of EMJ’s comprehensive income include foreign currency translation adjustments, additional minimum pension liability and accounting for certain derivatives.

Impact of Recently Issued Accounting Standards

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132-R). This statement amends the disclosure requirements of SFAS 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS 132-R is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. The provisions of

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and June 30, 2004.

In April 2003, FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Transactions, which amends and clarifies financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. As of March 31, 2004, the Company had no such instruments.

In December 2003, FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN No. 46-R”). FIN 46-R provides the principles to consider in determining when variable interest entities must be consolidated in the financial statements of the primary beneficiary. In general, a variable interest entity used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that are not required to provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46-R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. This statement did not have an effect on the accompanying consolidated financial statements as of and for the periods ended March 31, 2004 and June 30, 2004.

2. Inventories

Substantially all inventories are held for sale at EMJ’s service center locations and are valued at the lower of cost (using the last-in, first-out (LIFO) method) or market. If the Company had used the first-in, first-out (FIFO) method of inventory valuation, inventories would have been lower by $11,786,000 at March 31, 2003 and higher by $2,557,000 and $13,932,000 at March 31, 2004 and June 30, 2004, respectively.

Any reduction of inventory quantities that liquidates LIFO inventories carried at costs lower or higher than costs prevailing in prior years may have a significant effect on EMJ’s gross profit. Such a reduction and liquidation occurred during fiscal year 2002 and fiscal year 2004 and the three months ended June 30, 2004, but did not have a significant effect on gross profit. There were no such reductions in fiscal year 2003.

3. Net Property, Plant and Equipment

Property, plant and equipment (including in-process costs for assets not yet placed in service) and accumulated depreciation at March 31, 2003 and 2004 and June 30, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
Land	$18,867,000	$18,622,000	$18,622,000
Buildings and leasehold improvements	51,056,000	52,196,000	52,192,000
Machinery and equipment	118,166,000	116,319,000	116,270,000
In-process costs	6,807,000	1,921,000	9,124,000

	194,896,000	189,058,000	196,208,000
Less accumulated depreciation	81,859,000	76,868,000	79,695,000

Net property, plant and equipment	$113,037,000	$112,190,000	$116,513,000

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The in-process costs at March 31, 2004 and June 30, 2004 are primarily attributable to progress payments made on equipment for EMJ’s tube honing facility in Tulsa, Oklahoma and building renovation in EMJ’s Tulsa, Oklahoma service center. June 30, 2004 in-process costs also include costs associated with renovation of EMJ’s replacement facility in Houston, Texas, expansion of EMJ’s Wrightsville, Pennsylvania facility and the new construction of EMJ’s building in Birmingham, Alabama. As of March 31, 2004 and June 30, 2004 such costs include $1,300,000 and $6,700,000, respectively. Estimated remaining costs to be incurred in connection with these projects totaled $800,000 at March 31, 2004 and $2,700,000 at June 30, 2004 and are expected to be paid during fiscal year 2005.

4. Cash Surrender Value of Life Insurance

EMJ is the owner and beneficiary of life insurance policies on all former nonunion employees of a predecessor company including certain current employees of EMJ. EMJ is also the owner and beneficiary of key man life insurance policies on certain current and former executives of EMJ and predecessor companies. These policies are designed to provide cash to EMJ to repurchase shares held by employees in EMJ’s Stock Bonus Plan and shares held individually by employees upon the termination of their employment. Cash surrender value of the life insurance policies increases by a portion of the amount of premiums paid and by dividend income earned under the policies. Dividend income earned under the policies totaled $13,521,000, $17,156,000 and $17,751,000, $3,559,000 and $4,790,000 in fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, respectively, and is recorded as an offset to general and administrative expense in the accompanying statements of operations.

EMJ has borrowed against the cash surrender value of certain policies to pay a portion of the premiums and accrued interest on those policies and to fund working capital needs. Interest rates on borrowings under the life insurance policies are fixed at 11.76%. As of March 31, 2004 and June 30, 2004, approximately $10,295,000 and $15,188,000, respectively, was available for future borrowings. The following table provides the cash surrender value and the loans outstanding at March 31, 2003 and 2004.

	Cash Surrender value before loans	Loans Outstanding	Net cash surrender value
Balance at March 31, 2003	$195,976,000	$164,969,000	$31,007,000
Balance at March 31, 2004	217,320,000	182,631,000	34,689,000

Interest on cash surrender value borrowings totaled $15,996,000, $17,796,000 and $20,082,000, $4,933,000 and $5,374,000 in fiscal years 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, respectively, and is included in net interest expense in the accompanying statements of operations.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Long-Term Debt

Long-term debt at March 31, 2003 and 2004 and June 30, 2004 consisted of the following:

	March 31, 2003	March 31, 2004	June 30, 2004
			(unaudited)
Revolving Loans (including $1,195,000 and $1,861,000 and $1,561,000 at March 31, 2003 and 2004 and June 30, 2004, respectively, related to a Canadian facility)	$72,937,000	$53,538,000	$99,191,000
9 3/4% Senior Secured Notes due June 1, 2012	250,000,000	250,000,000	250,000,000
Variable Rate Senior Notes due June 30, 2013	212,540,000	225,373,000	225,373,000
Industrial Development Revenue Bonds:
Payable in annual installments of $500,000 commencing June 1, 1998, interest at 9%	1,500,000	1,000,000	500,000
Payable in annual installments of $715,000 commencing December 1, 2004, interest at 5.25%	4,300,000	4,300,000	4,300,000
Payable in annual installments of $900,000 commencing September 1, 2000, interest at 8.5%	1,800,000	900,000	900,000

	543,077,000	535,111,000	580,264,000
Less current portion	2,330,000	3,976,000	3,676,000

	$540,747,000	$531,135,000	$576,588,000

Aggregate maturities of long-term debt are as follows: $3,976,000 in fiscal year 2005; $1,215,000 in fiscal year 2006; $52,392,000 in fiscal year 2007; $715,000 in fiscal year 2008, $715,000 in fiscal year 2000 and $476,098,000 thereafter.

The fair value of the Senior Secured Notes at March 31, 2004 was $280,000,000 based on the quoted market prices as of that date. The carrying values of all other long-term debt and other financial instruments at March 31, 2004 approximate fair value.

On May 22, 2002, EMJ completed the issuance and sale of 9 3/4% Senior Secured Notes due 2012 totaling $250,000,000, the proceeds from which were used to (i) redeem $105 million in aggregate principal amount of the outstanding 9½% senior notes, plus call premium and accrued interest, (ii) prepay $96 million of the term loan plus accrued interest, and (iii) terminate the interest rate swap agreement. As a result of this refinancing transaction, EMJ recorded loss of $12,278,000 related to the early retirement of debt, consisting of the call premium paid, a payment to terminate the interest rate swap agreement, the write-off of deferred financing costs, and certain other expenses incurred in connection with the refinancing transaction. No tax benefit was recorded in connection with this loss due to the uncertainty in realizing the resulting deferred tax asset.

Credit Agreements

EMJ’s revolving credit facility (“Credit Agreement”), allows maximum borrowings of $200 million, including letters of credit ($8,560,000 outstanding at March 31, 2004 and $7,176,000 outstanding at June 30, 2004). Borrowings under the Credit Agreement bear interest at a base rate (generally defined as the greater of bank’s prime lending rate or 0.5% over the Federal Funds Rate) plus 1.25% or the adjusted Eurodollar rate plus 2.50%. At March 31, 2004, the bank’s prime lending rate was 4.00% and the Eurodollar rate was 1.09%. In addition, borrowings under the revolving loans are limited to an amount equal to 85% of eligible trade

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

receivables (as defined) plus 55% of eligible inventories (as defined). Unused available borrowings under the revolving loans totaled $139,763,000 at March 31, 2004 and $95,193,000 at June 30, 2004. The Credit Agreement matures on April 7, 2006 and is secured by a lien on all domestic inventory and accounts receivable of EMJ.

Under the Credit Agreement, EMJ is obligated to pay certain fees including an unused commitment fee of 0.5%, payable quarterly in arrears, and letter of credit fees of 2.50% per annum of the maximum amount available to be drawn under each letter of credit, payable quarterly in arrears, plus issuance, fronting, amendment and other standard fees. EMJ paid loan commitment fees totaling $480,000, $584,000, $447,000, $135,000 and $121,000, respectively, in fiscal years 2002, 2003, and 2004 and for the three months ended June 30, 2003 and 2004.

The Credit Agreement contains financial covenants in respect of maintenance of minimum working capital and a fixed charge coverage ratio (as defined). The Credit Agreement also limits, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, annual capital expenditures, advances, investments and loans by EMJ and its subsidiaries, dividends and other restricted payments by EMJ and its subsidiaries in respect to their capital stock, and certain transactions with affiliates.

EMJ’s Canadian subsidiary maintains a one year renewable credit facility (the “Canadian Facility”) totaling C$9,000,000 including (i) a revolving credit facility of C$5,500,000, (ii) a term financial instruments facility of C$3,000,000 for hedging foreign currency and rate fluctuations (unused as of March 31, 2004), and (iii) a special credit facility for the issuance of a letter of guarantee up to C$500,000 in connection with the lease for the Toronto facility. Borrowings under the revolving credit facility are limited to an amount equal to 80% of eligible trade receivables (as defined) plus 40% of eligible inventories (as defined, and limited to C$1,500,000), are repayable on demand, and bear interest at the bank’s annual prime lending rate plus 0.50%. At March 31, 2004, the interest rate on the revolving credit facility was 4.50%. The revolving credit facility contains financial covenants in respect of maintenance of minimum equity and a debt-to-equity ratio (as defined) and has other restrictions similar to those under the amended Credit Agreement, as described above.

Senior Secured Notes

On May 22, 2002, EMJ refinanced its 9 1/2% senior notes and variable rate term loan by issuing $250 million of 9 3/4% Senior Secured Notes due June 2012. The 9 3/4% Senior Secured Notes were issued at par and interest payments are made semi-annually on June 1 and December 1, commencing on December 1, 2002. The 9 3/4% Senior Secured Notes are secured by a first-priority lien (subject to permitted liens) on substantially all of EMJ ’s existing and future acquired unencumbered property, plant and equipment and may be redeemed by EMJ under certain conditions and with certain restrictions at varying redemption prices. The Indenture to the 9 3/4% Senior Secured Notes contains certain covenants which limit, among other things, the incurrence of liens and other indebtedness, mergers, consolidations, the sale of assets, investments and loans, dividends and other distributions, and certain transactions with affiliates.

Variable Rate Senior Notes

In fiscal 1993, the Company and EMJ entered into an agreement with Kelso Investment Associates IV, LP (KIA IV), wherein KIA IV agreed to surrender $55 million of subordinated notes issued by EMJ in fiscal 1991 in exchange for $55 million in principal amount of variable rate senior notes due March 20, 2001 (Old Notes) issued by the Company and warrants entitling KIA IV to purchase up to 10% of the common stock of the Company on a fully diluted basis at an exercise price of $.01 per share, exercisable immediately. On March 24, 1998, an amendment to the agreement between the Company and KIA IV was consummated, whereby the Old

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes, including interest paid in kind, were exchanged for two variable rate senior notes totaling $92,181,000 (Notes). The Notes were to come due on June 30, 2013 and bear interest at a variable rate ranging from 18% to 20% (18% as of March 31, 2004). The Notes are structurally subordinated to the indebtedness of EMJ and payments of principal and interest on the Notes is dependent on the ability of EMJ to make dividends to the Company, which ability is restricted by covenants contained in the Credit Agreement and the indenture governing the Senior Secured Notes. The Company pledged all of the outstanding common stock of EMJ as collateral securing the repayment of the Notes.

Derivative Instrument

In June 1998, EMJ entered into an interest rate swap agreement with Deutsche Bank Trust Company Americas (“DBTCA”) that effectively fixed the interest rate on the variable rate term loan at approximately 9.05% through June 2003 (the “Fixed Rate”). Such agreement required DBTCA to make payments to EMJ each quarter in an amount equal to the product of the notional amount of $95 million and the difference between the three month London Interbank Offered Rate and 3.25% (“Floating LIBOR”) and the Fixed Rate, if the Floating LIBOR was greater than the Fixed Rate on a per diem basis. If Floating LIBOR was lower than the Fixed Rate, EMJ was required to pay DBTCA an amount equal to the product of the notional amount and the difference between the Fixed Rate and Floating LIBOR on a per diem basis. Under the provisions described above, net payments (receipts) in fiscal years 2001 and 2002 were $(721,000) and $2,248,000, respectively. Because the interest rate swap agreement was terminated in May 2002 in connection with the prepayment of EMJ’s term loan resulting from the issuance and sale of the 9 3/4% Senior Secured Notes described above, no quarterly settlements were required in fiscal year 2003.

The interest rate swap agreement was considered a highly effective cash flow hedge under the provisions of SFAS No. 133, as amended, which was adopted by EMJ effective April 1, 2001. Under SFAS No. 133, the effective portion of gain or loss resulting from changes in the fair value of the interest rate swap agreement is reported in other comprehensive income while the ineffective portion is recognized in net income. For the year ended March 31, 2002, a loss of $2,925,000 was recognized in other comprehensive income and a loss of $100,000 was recognized in net income. As of March 31, 2002, the interest rate swap agreement represented a long-term liability with a fair market value of $3,025,000, as calculated under the provisions of SFAS No. 133. In connection with the issuance and sale of the 9 3/4% Senior Secured Notes, EMJ paid $3,025,000 to terminate the interest rate swap agreement, which was recognized as part of the loss of $12,278,000 related to the early retirement of debt.

Other

EMJ’s industrial development bonds were issued in connection with significant facility improvements or construction projects.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Income Taxes

Significant components of the provision for income taxes attributable to continuing operations for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Current:
Federal	$(49,000)	$435,000	$—
State	492,000	492,000	1,458,000
Foreign	12,000	573,000	1,669,000

Total current	455,000	1,500,000	3,127,000

Deferred:
Federal	(8,957,000)	(998,000)	(10,267,000)
State	(1,067,000)	(623,000)	(733,000)
Valuation allowances	10,024,000	1,621,000	11,000,000

Total deferred	—	—	—

	$455,000	$1,500,000	$3,127,000

The reconciliation of the income tax provision differs from that which would result from applying the U.S. statutory rate for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Expected tax (benefit) at Federal statutory rate	$(8,426,000)	$(6,683,000)	$(7,152,000)
State franchise tax expense and capital taxes, net of Federal taxes	320,000	320,000	947,000
Disallowed applicable high yield debt interest expense	4,136,000	4,925,000	5,385,000
Expiration of capital loss carryforward	—	5,618,000	—
Net increase in cash surrender values of life insurance	(4,732,000)	(6,005,000)	(6,213,000)
Change in valuation allowance	10,024,000	1,621,000	11,000,000
Other	(867,000)	1,704,000	(840,000)

Income tax provision	$455,000	$1,500,000	$3,127,000

The change of $11,000,000 in the valuation allowance for deferred tax assets as of March 31, 2004 was due to the generation of a current year tax loss, offset by the expiration of a capital loss carryforward in fiscal year 2004.

Income before taxes consists primarily of income from EMJ’s domestic operations. For fiscal years 2002, 2003 and 2004, the Company’s foreign operations, including the captive insurance subsidiary, generated pre-tax income (loss) of $(2,369,000), $2,267,000 and $4,342,000, respectively.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of the Company’s deferred income tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	2003	2004
Deferred tax liabilities:
Tax over book depreciation	$7,342,000	$8,889,000
Purchase price adjustments	35,846,000	35,210,000

Total deferred tax liabilities	43,188,000	44,099,000

Deferred tax assets:
Applicable high yield debt interest	36,690,000	39,678,000
Net operating loss and credit carryforwards	22,860,000	31,625,000
Workers compensation and other insurance accruals	4,278,000	3,438,000
Inventory and related reserves	4,105,000	5,024,000
Other	1,096,000	1,175,000
Valuation allowance for deferred tax assets	(61,227,000)	(72,227,000)

Net deferred tax assets	7,802,000	8,713,000

Net deferred tax liabilities	$35,386,000	$35,386,000

At March 31, 2004, EMJ had net operating loss carryforwards of $79,167,000 for Federal income tax purposes and $29,870,000 for State income tax purposes. The Federal carryforwards resulted from EMJ’s losses during 1993, 1996, 2002 and 2003, and expire in years 2008, 2011, 2022 and 2023, respectively, while the State carryforwards were generated in various states over various years. The ultimate realization of the benefits of these loss carryforwards is dependent on future profitable operations. In addition, use of EMJ’s net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period subsequent to a loss year. At March 31, 2004, EMJ had an alternative minimum tax carryforward of approximately $2,116,000 which can be utilized over an indefinite period of time.

On September 11, 2002, new tax laws were enacted in California that suspend the use of net operating tax carryforwards into years beginning on or after January 1, 2002 and 2003. Accordingly, net operating losses generated in California in prior tax years cannot be used to offset EMJ’s taxable income for the years ending March 31, 2003 and 2004. This suspension will not apply to tax years beginning on or after January 1, 2004 and did not have a material impact on EMJ’s results of operations for the year ended March 31, 2004.

The Company has not provided for taxes on undistributed earnings from its non-U.S. subsidiaries because such earnings are intended to be re-invested indefinitely. If these earnings were distributed, foreign tax credits may become available under current tax law to reduce the resulting U.S. tax liability.

Income tax expense for the first three months of fiscal 2004 and 2005 included provisions for state income and franchise and foreign income taxes. Federal tax provisions for the first three months of fiscal 2004 and 2005 were offset by recognition of tax benefits associated with the Company’s loss carryforwards. While there were no federal income taxes paid in the first three months of fiscal 2005 due to the Company’s net operating loss carryforwards, the Company expects to utilize its remaining loss carryforwards and to make income tax payments later in fiscal 2005. Income tax expense has been provided for the three months ended June 30, 2004 based on the Company’s estimated effective tax rate for fiscal 2005.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Employee Benefit Plans

Stock Bonus Plan

The Company has a Stock Bonus Plan (the “Plan”, formerly an employee stock ownership plan (“ESOP”) prior to April 1, 1999) which covers nonunion employees of EMJ who meet certain service requirements. The cost of the Plan is borne by EMJ through annual contributions to a trust in amounts determined by the Board of Directors. Prior to an agreement reached with the Department of Labor in January 2003 (see Note 10), contributions were made in cash or shares of the Company’s stock as the Company’s Board of Directors may from time to time determine. Participants vest at a rate of 20% per year of service and become fully vested at age 65 or upon retirement, disability or death. Upon the occurrence of a participant’s termination (as defined), retirement, disability, or death, the Plan is required to either distribute the vested balance in stock or to repurchase the vested balance for cash (as determined by the Benefits Committee). If stock is distributed, it is accompanied by a put option to the Company under terms defined in the Plan. Shares of the Company’s Series A and B preferred and common stock owned by the Plan totaled 38,282, 28,730 and 2,652,874 at March 31, 2004 and 38,282, 29,843, 2,652,874 at June 30, 2004, respectively. For fiscal years ended March 31, 2002, 2003 and 2004 and the three months ended June 30, 2003 and 2004, contributions accrued to the Plan’s trust totaled $2,831,000, $2,772,000 and $2,783,000, $930,000 and $1,176,000 which represented 5% of eligible compensation for each of the respective periods. The contributions payable as of March 31, 2002, 2003 and 2004 have been or will be paid in cash. EMJ recognizes the cost of the Plan as compensation expense with a corresponding amount reflected in its capital for the value of the Company’s common stock contributed to the trust by the Company, or as a dividend to the Company for contributions paid in cash.

Although the Company has not expressed any intent to terminate or amend the plan, it has the right to do so at any time. In the event of any termination, participants become fully vested to the extent of the balances in their separate accounts and come under the put options as previously discussed.

Pension Plans

EMJ maintains a noncontributory defined benefit pension plan covering substantially all hourly union employees (the “Hourly Plan”). Benefits under the Hourly Plan vest after five years and are determined based on years of service and a benefit rate that is negotiated with each union. The assets of the Hourly Plan for participants are held in trust and consist of bonds, equity securities and insurance contracts. EMJ contributes at least the minimum required annually under ERISA. EMJ also maintains an unfunded supplemental pension plan, which provides benefits to highly compensated employees; this plan has been frozen to include only existing participants (the “Supplemental Plan”).

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Components of net periodic pension cost (credit) associated with EMJ’s pension plans for years ended March 31, 2002, 2003 and 2004 are as follows:

				Three Months Ended
	2002	2003	2004	June 30, 2004	June 30, 2003
				(unaudited)
Service cost of benefits earned during the period	$433,000	$432,000	$523,000	$148,000	$130,000
Interest cost on projected benefit obligation	784,000	843,000	879,000	255,000	220,000
Expected return on plan assets	(1,017,000)	(864,000)	(763,000)	(254,000)	(191,000)
Amortization of prior service cost	(95,000)	(47,000)	(37,000)	(9,000)	(9,000)
Recognized net (gain) loss	(66,000)	21,000	267,000	7,000	67,000

	$39,000	$385,000	$869,000	$147,000	$217,000

Categories of plan assets	2003	2004
Bonds	13%	14%
Stocks	87%	86%

Contributions in fiscal year 2005 are expected to be $700,000.

The plan is 100% invested in Wells Fargo Asset Allocations Collective Investment Fund (the “Fund”). The Fund seeks long-term total return, consistent with reasonable risk, by shifting investments among stocks and U.S. Treasury long-term bonds using a quantitative asset allocation strategy. The Fund invests in common stocks that comprise the S&P 500 Index and bonds that comprise the Lehman Brothers 20+ Treasury Bond Index. The Fund will remain near its strategic allocation of 60% stocks and 40% bonds the majority of the time to maximize the probability of achieving its long-term risk and return objectives.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004:

	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$11,350,000	$14,066,000
Service cost	432,000	523,000
Interest cost	843,000	879,000
Change in assumptions	1,414,000	958,000
Amendments	504,000	67,000
Benefit payments	(514,000)	(545,000)
Actuarial loss/(gain)	37,000	(157,000)

Benefit obligation at end of year	14,066,000	15,791,000

Change in Plan Assets:
Fair value of plan assets at beginning of year	11,203,000	9,297,000
Actual return on assets	(1,434,000)	2,205,000
Benefit payments	(514,000)	(545,000)
Company contributions	92,000	793,000
Fees	(50,000)	(31,000)

Fair value of plan assets at end of year	9,297,000	11,719,000

Unfunded	(4,769,000)	(4,072,000)
Unrecognized prior service cost	(236,000)	(131,000)
Unrecognized net actuarial gain	3,658,000	2,780,000

Net amount recognized	$(1,347,000)	$(1,423,000)

The following provides a reconciliation of the changes in the benefit obligation and fair value of plan assets, and the funded (unfunded) status of the pension plans for the years ended March 31, 2003 and 2004:

	2003	2004
Amounts recognized in balance sheets consist of:
Prepaid cost	$—	$—
Accrued benefit liability	(4,746,000)	(4,048,000)
Accumulated comprehensive loss—additional minimum liability	3,399,000	2,625,000

Net amount recognized	$(1,347,000)	$(1,423,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Expected return on assets	8.25%	8.25%
Rate of compensation increase	—	—
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The return on assets assumption assumes a long-term return of 9% on equity investments and 7% on government bond investments with a 60% equity and 40% bond target investment mix. Long-term rates of return on equity investments are trending approximately 7% above current CPI, while long-term rates of return on government bond investments are trending approximately 5% above current CPI. Current CPI has been approximately 2% for the last few years.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with union agreements, EMJ also contributes to multi-employer defined benefit retirement plans covering substantially all union employees of EMJ. At March 31, 2004, four different unions represented approximately 563 of our employees from 16 locations (35% of total employees). Our collective bargaining agreements expire at staggered dates through March 2010; bargaining agreements that will expire in fiscal 2005 represent 11% of total employees. Expenses incurred in connection with these plans totaled $1,015,000, $1,295,000 and $1,798,000 in fiscal years 2002, 2003 and 2004, respectively.

Postretirement Benefit Plan

In addition to EMJ’s defined benefit pension plans, EMJ sponsors a defined benefit health care plan that provides postretirement medical and dental benefits to eligible full time employees and their dependents (the “Postretirement Plan”). The Postretirement Plan is fully insured, with retirees paying a percentage of the annual premium. Such premiums are adjusted annually based on age and length of service of active and retired participants. The Postretirement Plan contains other cost-sharing features such as deductibles and coinsurance. EMJ recognizes the cost of future benefits earned by participants during their working careers, as determined using actuarial assumptions. Gains and losses realized from the remeasurement of the plan’s benefit obligation are amortized to income over three years.

In December 2003, the FASB issued SFAS No. 132 (revised December 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132-R). This statement amends the disclosure requirements of SFAS 132 to require more details about retirement plan assets, benefit obligations, cash flows and other relevant information. SFAS 132-R is effective for years ending after December 15, 2003, except certain benefit payment and international plan disclosures that are effective for fiscal years after June 15, 2004. The adoption of the disclosure provisions of SFAS 132-R did not have a material effect on EMJ’s consolidated financial statements.

Components of the net benefit cost associated with EMJ’s Postretirement Plan for years ended March 31, 2002, 2003 and 2004 and three months ended June 30, 2003 and June 30, 2004 are as follows:

	March 31,			Three Months Ended
	2002	2003	2004	June 30, 2003	June 30, 2004
				(unaudited)
Service cost of benefits earned during the period	$223,000	$249,000	$293,000	$73,000	$78,000
Interest cost on projected benefit obligation	211,000	258,000	271,000	68,000	72,000
Recognized net (gain)/loss	(185,000)	(9,000)	55,000	47,000	38,000

	$249,000	$498,000	$619,000	$188,000	$188,000

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the benefit obligation and the unfunded status of the Postretirement Plan for the years ended March 31, 2003 and 2004.

	March 31,
	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$3,271,000	$4,328,000
Service cost	249,000	293,000
Interest cost	258,000	271,000
Change in assumptions	950,000	262,000
Benefit payments	(208,000)	(151,000)
Actuarial gains	(192,000)	(87,000)

Benefit obligation at end of year	4,328,000	4,916,000

Unfunded	(4,328,000)	(4,916,000)
Unrecognized prior service cost	—	—
Unrecognized net actuarial gain	358,000	478,000

Accrued benefit cost	$(3,970,000)	$(4,438,000)

Weighted-average assumptions as of March 31:
Discount rate	6.50%	6.00%
Healthcare cost trend rate	12.00%	11.00%
Measurement date for assets and liabilities	1/1/2003	1/1/2004

The healthcare cost trend rate of 11.0% used in the calculation of net benefit cost of the Postretirement Plan is assumed to decrease 1.0% per year to 6.0% for 2009 and remain at that level thereafter .

Assumed healthcare trend rates have a significant effect on the amounts reported for EMJ’s Postretirement Plan. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost components	$88,000	$(74,000)
Effect on postretirement benefit obligation	644,000	(550,000)

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. EMJ is currently reviewing the effects the Act will have on its plans and expects to complete that review during fiscal 2005. In January 2004, the Financial Accounting Standards Board (“FASB”) issued a Staff Position document which acknowledged issues associated with measuring and recognizing the effect of the Act and allowed companies to elect to defer accounting for such effects until authoritative guidance on the accounting for the federal subsidy was issued. In May 2004, the FASB issued Staff Position FSAS No. 106-2 (“FSP 106-2”), Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP 106-2 provides guidance on the accounting, disclosure, effective date and transition rules related to the Act. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributed to past service as an actuarial experience gain and as a reduction of the service cost component of net periodic health care costs for the amounts attributable to current service, if the benefit provided is at least actuarially equivalent to the Medicare benefit. FSP 106-2 is effective for periods beginning after June 15, 2004.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Stockholders’ Equity

Preferred and Common Stock Subject to Redemption

Preferred stock and common stock subject to “put rights”, which are exercisable under certain limited circumstances under EMJ’s stock bonus plan and under an agreement entered into with certain employees who purchased shares of the Company’s common and preferred stock (the Stockholders’ Agreement), are presented separately from preferred stock and common stock which are not subject to put rights in order to distinguish the shares from permanent capital in the legal sense. Further, the Company is required to present such shares in the financial statements at the amount which would be paid if the shares were to be redeemed. Accordingly, in the accompanying consolidated balance sheets, “Preferred and common stock subject to redemption” has been stated at its redemption price. The account “Reclassification to value preferred and common stock subject to redemption in certain circumstances” is adjusted annually as a result of changes in the market value of the related stock based on annual appraisals.

At March 31, 2004 a total of 38,524 shares of series A preferred stock, 28,733 shares of series B preferred stock and 2,755,950 shares of common stock and at June 30, 2004 a total of 38,524 shares of series A preferred stock, 29,846 shares of series B preferred stock and 2,755,950 shares of common stock are subject to put rights in the event of the death, disability, retirement, (or termination in certain circumstances) of an employee holding shares beneficially or directly under either the Company’s stock bonus plan or the Stockholder’s Agreement.

EMJ has life insurance policies on the lives of certain management stockholders and stock bonus plan participants to provide funding for share repurchases in the event of a stockholder’s death; these policies had a net cash surrender value of approximately $31,007,000 at March 31, 2003, $34,689,000 at March 31, 2004 and $40,285,000 at June 30, 2004 (see Note 4).

Series A Preferred Stock

Series A preferred stock is senior to series B preferred stock and common stock with respect to dividends and liquidation preferences and to any other preferred stock which may be issued by the Company from time to time. The Series A preferred stock may be redeemed at the Company’s option at any time at its stated value of $100 per share plus cumulative unpaid dividends.

Shares of Series A preferred stock have a stated liquidation value of $100 per share and were entitled to a minimum cumulative 13% dividend, based on such stated liquidation value. Because the Series A preferred stock was not redeemed on or prior to the eleventh anniversary of its original issuance, the dividend rate increased 500 basis points (to 18%) beginning fiscal 2002, and such rate will remain in effect until the series A preferred stock is redeemed. Dividends may be paid in cash or shares of preferred stock provided that not less than 35% of any dividend must be paid in cash. Undeclared dividends in arrears totaled $26,434,000 and $27,844,000 at March 31, 2004 and June 30, 2004, respectively. The Notes, the Credit Agreement and the 9 3/4% Senior Secured Notes preclude the payment of any cash dividends on series A preferred stock. At any time when the Company has not paid dividends on the series A preferred stock for two consecutive periods, the holders of the series A preferred stock are entitled to elect one director to the Board of Directors of the Company. The holders of the series A preferred stock have elected a director to the Board of Directors of the Company.

The series A preferred stock has no right to vote except for certain matters that would affect the preferential rights of the series A preferred stockholders or in matters related to mergers, consolidations or other business combinations (as defined).

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Series B Preferred Stock

Series B preferred stock is senior to the common stock with respect to dividends and liquidation preferences. The series B preferred stock has a stated liquidation value of $1,000 per share. The series B preferred stock may be redeemed at the Company’s stated value of $1,000 per share plus cumulative unpaid dividends.

Shares of series B preferred stock are entitled to cumulative dividends at varying rates (15.0% at March 31, 2004 and 14% at June 30, 2004) payable quarterly in additional shares of series B preferred stock, common stock or cash. The dividend rate of the series B preferred stock is reset annually in advance as of each April 1 to a rate that would maintain its fair market value at an amount equal to its stated value. Beginning with the quarter ended March 31, 1997, such dividend rate shall be increased by 150 basis points for dividends not paid in cash (to an effective rate of 16.5% at March 31, 2004 and 15.5% at June 30, 2004). The Notes, the Credit Agreement and the 9 3/4% Senior Secured Notes preclude the payment of cash dividends on the series B preferred stock and therefore all dividends declared were paid in kind as of March 31, 2004. Undeclared but accumulated dividend in arrears totaling $2,287,000 at March 31, 2004 were declared and paid in July 2004. Undeclared but accumulated dividend in arrears totaling $1,114,000 at June 30, 2004 were declared and paid in August 2004. Series B preferred stock is not entitled to any voting rights except as provided by law.

Common Stock

Each outstanding share is entitled to one vote on each matter submitted to a vote of stockholders except as otherwise provided in the Stockholders’ Agreement with respect to the election of directors. Holders of the common stock are entitled to share equally in such cash dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Notes, the Credit Agreement and the 9 3/4% Senior Secured Notes preclude payment of any cash dividends on the EMJ common stock. The Series A and Series B preferred stock prohibit the payment of cash dividends on the Company common stock unless all accumulated preferred dividends have been paid.

9. Stock Option Plan

In January 1997, the Company adopted a stock option plan that provides the granting of qualified and nonqualified options to purchase shares of the Company’s common stock to directors, consultants, officers and other key employees at a price not less than the fair market value on the date of grant. Options are generally granted for a period not to exceed ten years and are exercisable under terms and conditions as determined by the Company’s Executive Committee. Since adopting the stock option plan, the Company has only granted options to directors, officers and other key employees.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maximum number of shares of the Company’s common stock to be issued under the stock option plan is 2,500,000, subject to adjustment upon the occurrence of certain events. The following table summarizes activity for shares subject to options as of and for the fiscal years ended March 31, 2001, 2002 and 2003:

	Number of Shares	Weighted Average Exercise Price
Outstanding at March 31, 2001	1,962,500	$5.60
Granted	168,500	$8.06
Exercised, Canceled or Expired	(88,000)	$5.93

Outstanding at March 31, 2002	2,043,000	$5.79
Granted	121,000	$7.78
Exercised, Canceled or Expired	(27,500)	$8.05

Outstanding at March 31, 2003	2,136,500	$5.87
Granted	—	—
Exercised, Canceled or Expired	(35,500)	$7.83

Outstanding at March 31, 2004	2,101,000	$5.84
Granted	—	—
Exercised, Canceled or Expired	—	—

Outstanding at June 30, 2004 (unaudited)	2,101,000	$5.84

Exercise prices for options outstanding as of March 31, 2004 and June 30, 2004 ranged from $3.34 to $8.16. The weighted-average remaining contractual life of those options is 3.91 years at March 31, 2004 and 3.67 years at June 30, 2004. As of March 31, 2004 and June 30, 2004 there were 399,000 options available for future grants and 1,994,000 options exercisable at a weighted average exercise price of $5.73 per share.

Had compensation cost for the stock option plan been determined based on the fair value of the options at the grant date in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net income (loss) for fiscal years 2002, 2003, 2004 and the three months ended June 30, 2003 and June 30, 2004 would have been $(24,714,000), $(33,009,000), $(23,636,000), $(6,822,000) and $11,690,000, respectively. Such proforma effects are not likely to be indicative of the effects on the Company’s results in future years.

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 2002 and 2003, respectively: risk-free interest rate 4.37% and 3.00%; no dividend yield; no volatility factor; and an expected life of four years. There were no stock options issued in fiscal year 2004 and during the first three months of fiscal 2005. Using these assumptions, the weighted average fair value of options granted during fiscal years 2002 and 2003 was $1.29 and $0.88, respectively.

10. Commitments and Contingencies

Lease Commitments

EMJ leases, under several agreements with varying terms, certain office and warehouse facilities, equipment and vehicles. Rent expense totaled $21,353,000, $21,657,000 and $22,302,000 for the years ended March 31, 2002, 2003 and 2004, respectively. Sublease income for the years ended March 31, 2002, 2003 and 2004 was $456,000, $632,000 and $653,000, respectively. Minimum rentals of certain leases escalate from time to time based on certain indices.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004 EMJ was obligated under non-cancellable operating leases for future minimum rentals as follows:

Fiscal year:
2005	$18,422,000
2006	14,315,000
2007	10,323,000
2008	7,337,000
2009	5,718,000
Thereafter	43,939,000

Sub–total	100,054,000
Less: Non-cancellable subleases	(7,961,000)

Net lease obligations	$92,093,000

Other Commitments

On January 14, 2004, EMJ announced that it had reached an agreement with the Company and the Company’s principal security holders providing for a restructuring of the combined capital structure. The financial restructuring is being effected pursuant to an Agreement and Plan of Merger and Reorganization dated as of December 18, 2003 among the Company, EMJ and EMJ Metals LLC, a newly-formed wholly-owned subsidiary, as well as an Exchange Agreement among the Company, EMJ and Kelso Investment Associates IV, L.P. and certain of its affiliates (“Kelso”). The principal effect of the financial restructuring would have been to convert all outstanding debt and equity securities of the Company to EMJ’s common stock. Kelso is the holder of Holding’s outstanding Series A Variable Rate Notes and also is Holding’s controlling stockholder.

On May 25, 2004, EMJ announced that the proposed restructuring of the combined capital structure of EMJ with the Company had been delayed. Because of the delay, additional negotiations among the Company’s security holders and changes to the structure of the transaction are required before it can proceed. There is no assurance that the transaction will be successfully negotiated or, if negotiated, will be approved by the requisite votes of the Company’s stockholders or that the other conditions to completion of such a transaction will be satisfied. Thus there can be no assurance that the merger will be consummated.

In connection with the 1990 merger, EMJ agreed to pay Kelso, which owns the majority of Parent’s common stock, an annual fee of $1,250,000 each year for financial advisory services and to reimburse it for out-of-pocket expenses incurred in connection with rendering such services. EMJ also agreed to indemnify Kelso and its affiliates against certain claims, losses, damages, liabilities, and expenses that may arise in connection with the merger. However, no such annual fee was payable for fiscal years 2002, 2003 and 2004 and other expenses paid to Kelso in fiscal years 2002, 2003 and 2004 were not significant.

Governmental Matters

The Internal Revenue Service (the “IRS”) conducted an audit of the Company’s employee stock ownership plan (the “Plan”) for the fiscal years ended March 31, 1992, through March 31, 1996, and issued a preliminary report to the Company in which the IRS asserted that certain contributions of stock by the Parent to the Plan violated provisions of the Internal Revenue Code because the securities contributed were not “qualifying employer securities” as defined by ERISA. In fiscal year 2002, this matter was settled without the Company admitting the allegations of the IRS, and the Company paid $1,919,000 of excise tax to the IRS.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Department of Labor (the “DOL”) also investigated the same transactions involving the Plan. In the course of its investigation, the DOL and its advisors reviewed the valuations of the Company’s common and preferred stock prepared for the Plan and challenged the methodology used in preparing the valuations.

On March 8, 2002, the DOL sued the Company, EMJ, the Plan and former members of the Company’s benefits committee in the federal district court for the Central District of California. The DOL claimed that the valuations of the Company’s common stock used to make annual contributions to the Plan in each of the years 1994 through 2000 contained significant errors that resulted in the common stock being overvalued, and that the failure of the members of our benefits committee to detect and correct the errors was a breach of their fiduciary duty under ERISA. As a result of the alleged overvaluations, the DOL contended that the contributions to the Plan were prohibited transactions under ERISA. The Company, EMJ and members of the benefits committee defended the suit vigorously, and ultimately settled the suit via a consent order and release executed with the DOL on January 27, 2003. The key provisions of the agreement are as follows: (i) the Company has not been required to make any payments to the stock bonus plan under the agreement; (ii) the Company is prohibited to make further common stock contributions to the stock bonus plan; (iii) the Company will continue to obtain annual appraisals of the Company stock using methodology consistent with prior appraisals, and use that appraised value as the purchase price for repurchases of common stock as it has done in the past, and; (iv) if the annual appraisal of the Company’s common stock is less than $4.25 per share, the Company shall pay a floor price of $4.25 per share in connection with the repurchase of common stock from departing employees for shares that were originally contributed to the stock bonus plan for the plan years 1994 through 2000.

If the Company pays the floor price in connection with the repurchase of common stock from departing employees, the agreement also allows the DOL to assess the Company a penalty equal to 20% of the amount calculated by multiplying the difference between the appraised value and the floor price by the number of shares repurchased at the floor price.

The Company does not believe the settlement will have a material impact on its financial condition or future results of operations, and believes payments under the settlement, if any, will most likely be paid in immaterial amounts which will be spread over many years.

In December 2003, the Company entered into agreements with EMJ, a subsidiary and the principal stockholders of Holding providing for a merger and financial restructuring. Prior to approval of the transaction, the DOL initiated a review of the procedures followed by the Company’s benefits committee in connection with evaluation of the proposed transaction and other strategic alternatives available to the Company and an assessment of whether or not the proposed transaction complied with the terms of the consent order and the legal requirements applicable to the stock bonus plan. Such review resulted in delays that, combined with other transactional requirements, precluded the consummation of the merger and financial restructuring on the terms originally proposed. The Company is considering changes to the proposed transaction that will achieve the objectives of the original restructuring transaction, while meeting the concerns expressed by the DOL. The Company intends to review any proposed transaction with the DOL in advance under their compliance assistance program to ensure compliance with the terms of the consent order and applicable law. There can be no assurance that a revised transaction will be agreed upon, approved by the Company’s stockholders and consummated.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental Contingencies

EMJ is subject to extensive and changing federal, state, local and foreign laws and regulations designed to protect the environment and human health and safety, including those relating to the use, handling, storage, discharge and disposal of hazardous substances and the remediation of environmental contamination. As a result, EMJ is from time to time involved in administrative and judicial proceedings and inquiries relating to environmental matters.

During fiscal years 2002, 2003 and 2004, expenditures made in connection with environmental matters totaled $97,000, $194,000 and $232,000, respectively, principally for settlement of claims, and monitoring, remediation and investigation activities at sites with contaminated soil and/or groundwater and were expensed as incurred. As of March 31, 2004, an accrual of $203,000 exists for future investigation and remediation expenditures related to the following pending environmental matters.

Forge (Seattle/Kent, WA). In November 1998, EMJ paid the purchasers of its former Forge facility and an off-site disposal site $2,250,000 as an indemnification settlement for liabilities related to the remediation of known contamination at the Forge facility. EMJ continues to monitor the disposal site for environmental conditions in accordance with a consent decree issued by the Washington Department of Ecology (“Ecology”). Annual costs associated with such monitoring are not significant, and EMJ does not anticipate significant additional expenditures related to this matter.

The Forge property is located on the Lower Duwamish Waterway, which has been identified by the United States Environmental Protection Agency (“EPA”) as a Superfund Site (the “Duwamish Site”). Under the Federal Comprehensive Environmental Remediation, Compensation, and Liability Act (“CERCLA”), owners or operators of facilities that have released hazardous substances to the environment may be liable for remediation costs. Courts have held that such liability may be joint and several; however, in many instances, the costs are allocated among the parties, primarily based on their estimated contribution to the contamination. The EPA, along with Ecology, have entered into an Administrative Order of Consent (“AOC”) with four major property owners with potential liability for cleanup of the Duwamish Site that outlines tasks required to be completed to further investigate the nature and extent of the contamination and cleanup alternatives. In November 2001, the current owners of the Forge property notified the Company of a potential claim for indemnification for any liability relating to contamination of the Duwamish Site. The notification stated that the Forge facility, along with other businesses located along the Duwamish Site, are expected to be named as potentially responsible parties for contamination of the Duwamish Site and requested that EMJ participate under a joint defense.

On July 10, 2003, EMJ received a request from the EPA to sign an AOC under CERCLA to investigate certain areas of the Forge facility to determine whether it has contributed to certain contamination of the Lower Duwamish Waterway that is expected to be the subject of remedial action by a neighboring facility. A preliminary cost of proposed work under the AOC ranges from $350,000 to $450,000, and is subject to approval by the EPA. On April 15, 2003, the Company signed a funding and participation agreement with the current owners of the Forge property, which requires it to fund 85% of costs to be incurred in connection with the investigation activities to be performed under the AOC. As of March 31, 2004, EMJ has accrued $203,000 for remaining costs that are expected to be incurred in future years.

EMJ is continuing to evaluate this matter and remedies it may have, including insurance recoveries for any monies to be spent as part of the investigation or cleanup of the Duwamish Site. Because this site is still being investigated and clean up alternatives and responsibility for clean up evaluated at this time, EMJ cannot determine what ultimate liability it may have relating to this matter.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Union (New Jersey). During fiscal year 1994, EMJ was notified by the current owner that it has potential responsibility for the environmental contamination of a property formerly owned by a subsidiary and disposed of by such subsidiary prior to its acquisition by EMJ. The prior owner of such subsidiary has also been notified of its potential responsibility. On March 27, 1997, the current owner of the property informed EMJ that it estimated the cost of investigation and cleanup of the property at $875,000 and requested contribution to such costs from EMJ and the prior owner. EMJ has contested responsibility and commented on the cleanup plan and has not received any further demands or notifications. EMJ does not have sufficient information to determine what potential liability it has, if any.

Although it is possible that new information or future developments could require EMJ to reassess its potential exposure relating to all pending environmental matters, management believes that, based upon all currently available information, the resolution of such environmental matters will not have a material adverse effect on EMJ’s financial condition, results of operations or liquidity. The possibility exists, however, that new environmental legislation and/or environmental regulations may be adopted, or other environmental conditions may be found to exist, that may require expenditures not currently anticipated and that may be material.

11. Legal

On April 22, 2002, EMJ was sued by Champagne Metals, a small metals service center distributing aluminum coil products in Oklahoma, alleging that it had conspired with other metal service centers to induce or coerce aluminum suppliers to refuse to designate Champagne Metals as a distributor, which resulted in unspecified damages. EMJ and the other defendants filed motions for summary judgment, and on June 15, 2004, the federal District Court for the Western District of Oklahoma entered an order granting the motions for summary judgment of each of the defendants including EMJ and dismissed the case. The plaintiff filed notice of appeal on July 13, 2004.

The Company is involved in other litigation or legal matters in the normal course of business. In the opinion of management, these matters will be resolved without a material impact on the Company’s financial position or results of operations.

12. Subsequent Events (unaudited)

The parties to the Merger Agreement and Exchange Agreement described in Note 10 executed a Termination of Merger Agreement and Exchange Agreement dated as of July 30, 2004, terminating the Merger Agreement and the Exchange Agreement. Notwithstanding such termination, representatives of the Company’s special committee, Kelso, EMJ and the benefits committee continued to work on an alternative transaction to restructure the combined capital structure of the Company and EMJ and have negotiated a financial restructuring transaction. This transaction will be consummated concurrently with an initial public offering and will involve a merger between the Company and a wholly-owned subsidiary of EMJ and an exchange of the Company’s indebtedness, common stock and preferred stock for a combination of cash and common stock of EMJ. The net proceeds will be allocated to the payment of the cash consideration for the Holding series A preferred stock, Holding notes and Holding series B preferred stock upon consummation of the financial restructuring as follows: (1) first, to the payment in full of the Holding series A preferred stock (including accumulated dividends through September 30, 2004), (2) second, to the extent available, to the payment of the Holding notes (including accrued interest through September 30, 2004) until the Holding notes have received an amount that is equal to 77.6% of all distributions from clause (1) and this clause (2), and (3) third, to the extent available, to the payment of the remaining Holding notes (including accrued interest through September 30, 2004) and the Holding series B preferred stock in the proportion that these respective amounts represent of the aggregate remaining amount of the Holding notes and the Holding series B preferred stock. The residual balances of the Company series B

EARLE M. JORGENSEN HOLDING COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferred stock and the Company indebtedness and all of the Company common stock will be converted into common stock of EMJ.

On September 27, 2004, EMJ’s board of directors authorized the issuance and sale of its common stock in an initial public offering in connection with the financial restructuring.

In connection with the financial restructuring, EMJ and the benefits committee have submitted a proposal to the DOL for the amendment of the consent order and release to change the methodology used in preparing annual valuations for the stock bonus plan. In connection with the change in valuation methodology, EMJ has also determined to make a special contribution of additional shares of the Company common stock to the stock bonus plan with respect to the shares of the Company common stock contributed to the stock bonus plan from 1994 through 2000.

The consummation of the financial restructuring and the initial public offering are subject to various conditions, including the amendment of the DOL consent order and release, the approval of the financial restructuring by the holders of the Company’s common stock and series B preferred stock voting together as a class, and the consent of the lenders under EMJ’s credit facility and are conditioned upon one another. There is no assurance that the proposed financial restructuring will be approved by the requisite vote of the Company’s stockholders, that the initial public offering will be completed successfully or that the other conditions to completion of the transaction will be satisfied.

For accounting purposes, the restructuring will be accounted for as a transfer of assets and exchange of shares between entities, EMJ and the Company, under common control. As such, the transaction will be accounted for in a manner similar to a pooling-of-interests. Accordingly, subsequent to the completion of the financial restructuring, the financial position and results of operations of the Company will be included in EMJ’s consolidated financial statements on a historical basis.

Pursuant to the financial restructuring, the following will occur:

•	Exchange of all outstanding Company debt and accrued interest thereon totaling $245,882,000 for $ in cash from initial public offering proceeds and shares of EMJ’s common stock.

•	Exchange of warrants to purchase 2,937,915 shares of Company common stock for shares of EMJ’s common stock, net of the exercise price of $0.01 per share.

•	Conversion of 11,404,860 issued and outstanding shares (not including 1,933,676 shares held in treasury and retired) of Company common stock into 11,404,860 shares of EMJ’s common stock. The difference between the number of shares of Company common stock converted into EMJ’s common stock on June 30, 2004 and the number of shares converted at the date of the financial restructuring is attributable to the shares repurchased from former employees who exercised put rights.

•	Exchange of 63,045 shares of the Company’s series A preferred stock (not including 184,502 shares held in treasury and retired) for $ cash from initial public offering proceeds.

•	Exchange of 29,861 shares of the Company’s series B preferred stock for $ in cash from initial public offering proceeds and shares of EMJ’s common stock.

•	The adjustment to the caption “reclassification to value” represents the cumulative changes in the market value, based on annual appraisals, related to the shares of the Company’s preferred stock and common stock that will be redeemed in the financial restructuring. This will be eliminated as a result of the existing Company preferred stock and common stock being exchanged for a combination of cash and EMJ’s common stock.

•	Upon completion of the financial restructuring, subject to the assumptions herein, shares of EMJ’s common stock will be issued and outstanding.

Earle M. Jorgensen Company

Credit Suisse First Boston

Goldman, Sachs & Co.

ABN AMRO Rothschild LLC

CIBC World Markets

Citigroup

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. The registrant will pay all of these expenses.

Amount
SEC registration fee (actual)		$31,675
NASD filing fee (actual)		25,500
The New York Stock Exchange listing fee (actual)		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers.

The registrant’s certificate of incorporation provides that the registrant shall indemnify, to the fullest extent permitted by the provisions of the Delaware General Corporation Law, as now or hereafter in effect, all persons whom it may indemnify under such provisions, including directors and officers. The registrant’s bylaws, however, provide that the registrant shall not be obligated to indemnify any such person (1) with respect to any threatened, pending or completed claims, suits or actions, whether civil, criminal, investigative or otherwise (“Proceedings”) initiated or brought voluntarily by any such person and not by way of defense (other than, subject to certain exceptions, proceedings brought to establish or enforce a right to indemnification under the bylaws), or (2) for any amounts paid in settlement of a Proceeding without the prior written consent of the registrant. The registrant has entered into indemnification agreements with each of its directors and officers. These agreements may require the registrant, among other things, to indemnify such directors or officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined that such director or officer is not entitled to indemnification, and to obtain directors’ and officers’ liability insurance whether or not the registrant would have the power to indemnify such director or officer under the applicable provisions of the registrants charter or bylaws. The registrant has directors’ and officers’ liability insurance and will obtain amended coverage in connection with this offering.

In addition, the registrant’s certificate of incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (4) for any transaction from which the director derives an improper personal benefit.

Reference is made to Section 145 of the Delaware General Corporation Law which provides for indemnification of directors and officers in certain circumstances.

Under the terms of the underwriting agreement, the underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

On May 22, 2002, EMJ issued $250 million worth of 9 3/4% Senior Secured Notes to Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and J. P. Morgan Securities. Discounts and commissions payable to these initial purchasers were $6.9 million in the aggregate. The 9 3/4% senior secured notes issued in the transaction described above were issued by us in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering, and the initial purchasers resold the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S under the Securities Act. Appropriate legends were affixed to the Notes.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1*	Form of Underwriting Agreement.

2.1*	Merger Agreement, dated as of , 2004, by and among Earle M. Jorgensen Company (the “Company”), Earle M. Jorgensen Holding Company, Inc. (“Holding”) and EMJ Metals LLC.

2.2*	Exchange Agreement, dated as of , 2004, by and among the Company, Holding, Kelso Investment Associates, L.P. (“KIA”), Kelso Equity Partners II, L.P. (“KP II”), Kelso Investment Associates III-Earle M. Jorgensen, L.P. (“KIA III-EMJ”), and Kelso Investment Associates IV, L.P. (“KIA IV”).

3.1*	Form of Amended and Restated Certificate of Incorporation of the Company.

3.2*	Form of Amended and Restated Bylaws of the Company.

4.1*	Specimen stock certificate representing the Company’s common stock.

4.2	Form of Restructuring Agreement among Holding, the Company and KIA IV. Incorporated by reference to Exhibit 4.25 to Amendment No. 3 filed on March 3, 1993 (“Amendment No. 3”), to the Company’s 1993 Registration Statement on Form S-1 as filed on January 15, 1993 (Registration No. 33-57134 (the “Company’s 1993 Registration Statement”)).

4.3	Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of March 24, 1998, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year end March 31, 1998.

4.4	Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of May 22, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the fiscal year end March 31, 2003 (the “Company’s 2003 Form 10-K”).

4.5	Second Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of May 22, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.4 to the Company’s 2003 Form 10-K.

4.6	Third Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of June 28, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.5 to the Company’s 2003 Form 10-K.

4.7	Fourth Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of September 30, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.6 to the Company’s 2003 Form 10-K.

4.8	Fifth Amendment to Restructuring Agreement, dated as of March 3, 1993, and amended as of December 31, 2002, by and between Holding and KIA IV. Incorporated by reference to Exhibit 4.7 to the Company’s 2003 Form 10-K.

4.9	Second Amended and Restated Credit Agreement, dated as of March 3, 1993, amended and restated as of March 24, 1998, and further amended and restated as of April 12, 2002 (the “Credit Agreement”), by and among the Company, Holding, Various Financial Institutions, BT Commercial Corporation, as agent, and Deutsche Bank Alex. Brown Incorporated, as Lead Arranger and Sole Book Runner. Incorporated by reference to Exhibit 4.16 to the Company’s Registration Statement on Form S-4 as filed on July 3, 2002 (Registration No. 333-91866) (the “Company’s 2002 Registration Statement”).

4.10	Form of Indenture with respect to the Company’s 9 3/4% Senior Secured Notes due 2012. Incorporated by reference to Exhibit 4.17 to the Company’s 2002 Registration Statement.

4.11	Form of certificate for the Company’s 9 3/4% Senior Secured Notes, Series A, $248,435,000. Incorporated by reference to Exhibit 4.18(a) to the Company’s 2002 Registration Statement.

4.12	Form of certificate for the Company’s 9 3/4% Senior Secured Notes, Series A, $1,565,000. Incorporated by reference to Exhibit 4.18(b) to the Company’s 2002 Registration Statement.

4.13	Purchase Agreement, dated as of May 17, 2002, by and among the Company, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc., for an aggregate of $250,000,000 in principal amount of the Company’s 9 3/4% Senior Notes due 2012. Incorporated by reference to Exhibit 4.19 to the Company’s 2002 Registration Statement.

4.14	First Amendment to the Credit Agreement and Consent, dated as of May 22, 2002, by and among the Company, Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.21 to the Company’s 2002 Registration Statement.

4.15	Security Agreement, dated as of May 22, 2002, by and among the Company and other Grantors signatory thereto and The Bank of New York, as trustee. Incorporated by reference to Exhibit 4.22 to the Company’s 2002 Registration Statement.

4.16	Intercreditor Amendment, dated as of May 22, 2002, by and among The Bank of New York, as Trustee under the Indenture with respect to the Company’s 9 3/4% Senior Notes, and Deutsche Bank Trust Company Americas, as agent under the Credit Agreement. Incorporated by reference to Exhibit 4.23 to the Company’s 2002 Registration Statement.

4.17	Second Amendment to the Credit Agreement and Consent, dated as of February 19, 2004, by and among the Company, Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.17 to the Company’s Form 10-K for the fiscal year ended March 31, 2004 (the “Company’s 2004 Form 10-K”).

4.18	Consent to Increased Capital Expenditures, dated June 30, 2004, by and among the Company, Holding, the banks and other financial institutions signatory thereto and Deutsche Bank Trust Company Americas, as agent. Incorporated by reference to Exhibit 4.18 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004.

5*	Opinion of Katten Muchin Zavis Rosenman as to the legality of the securities being registered (including consent).

10.1	Stockholders Agreement, amended and restated as of September 14, 1990, by and among Holding, KIA III-EMJ, KIA IV, KP II and the Management Stockholders and Other Investors named therein. Incorporated by reference to Exhibit 4.1 to Holding’s Post-Effective Amendment No. 1 to Holding’s Registration Statement on Form S-1 as filed on October 12, 1990 (Registration No. 33-35022).

10.2	Amendment to the Stockholders Agreement, dated as of January 20, 1992. Incorporated by reference to Exhibit 10.2 to Amendment No. 3.

10.3	Second Amendment to the Stockholders Agreement, dated as of September 30, 1994. Incorporated by reference to Exhibit 10.41 to Amendment No. 1 filed June 2, 1995, to Holding’s Registration Statement on Form S-1 as filed on October 19, 1994 (Registration No. 33-85364).

10.4	Third Amendment to the Stockholders Agreement, dated as of July 23, 1998. Incorporated by reference to Exhibit 10.4 to the Company’s 2003 Form 10-K.

10.5	Services Agreement, dated March 19, 1990, by and between EMJ Acquisition, Inc. and Kelso. Incorporated by reference to Exhibit 10.2 to Holding’s Registration Statement on Form S-1 as filed May 30, 1990 (Registration No. 33-35022).

10.6	Holding’s ESOP Trust Agreement. Incorporated by reference to Exhibit 10.32 to Holding’s Annual Report on Form 10-K for the fiscal year ended March 31, 1991.

10.7	Lease and Agreement, dated as of August 1, 1991, by and between Advantage Corporate Income Fund L.P. and the Company, relating to the sale and lease-back of Kilsby’s Kansas City, Missouri property. Incorporated by reference to Exhibit 10.30 to Amendment No. 3.

10.8	Industrial Building Lease, dated as of October 16, 1991, by and between Ira Houston Jones and Helen Mansfield Jones, Roderick M. Jones and Cherilyn Jones, Roger G. Jones and Norma Jean Jones, Robert M. Jones and Olga F. Jones and the Company, relating to the sale and lease-back of the Alameda Street property in Lynwood, California. Incorporated by reference to Exhibit 10.32 to Amendment No. 3.

10.9	Stock Purchase Agreement, dated as of June 30, 1992, by and among Forge Acquisition Corporation, The Jorgensen Forge Corporation and the Company, relating to the sale of the Company’s Forge division. Incorporated by reference to Exhibit 10.35 to Amendment No. 3.

10.10	Form of Management Agreement between the Company and Holding. Incorporated by reference to Exhibit 10.46 to Amendment No. 2 filed on February 24, 1993 to the Company’s 1993 Registration Statement.

10.11	Form of Tax Allocation Agreement between the Company and Holding. Incorporated by reference to Exhibit 10.47 to Amendment No. 3.

10.12	Holding’s 401(a)(17) Supplemental Contribution Plan, effective April 1, 1994. Incorporated by reference to Exhibit 10.54 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (the “Company’s 1995 Form 10-K”).

10.13	Holding’s Deferred Compensation Plan, effective April 1, 1994. Incorporated by reference to Exhibit 10.55 to the Company’s 1995 Form 10-K.

10.14	Holding Stock Option Plan effective January 30, 1997. Incorporated by reference to Exhibit 10.57 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (the “Company’s 1997 Form 10-K”).

10.15	Form of Holding Incentive and Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.58 to the Company’s 1997 Form 10-K.

10.16	Earle M. Jorgensen Company Management Incentive Compensation Plan. Incorporated by reference to Exhibit 10.62 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

10.17	Earle M. Jorgensen Company Employee Stock Ownership Plan, as amended and restated effective as of April 1, 2001. Incorporated by reference to Exhibit 10.57 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 (the “Company’s December 31, 2002 Form 10-Q”).

10.18	First Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of January 15, 2002. Incorporated by reference to Exhibit 10.58 to the Company’s December 31, 2002 Form 10-Q.

10.19	Second Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2001. Incorporated by reference to Exhibit 10.59 to the Company’s December 31, 2002 Form 10-Q.

10.20	Third Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of January 1, 2002. Incorporated by reference to Exhibit 10.60 to the Company’s December 31, 2002 Form 10-Q.

10.21*	Earle M. Jorgensen Company 2004 Stock Incentive Plan.

10.22*	Form of Incentive Stock Option Grant Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan.

10.23*	Form of Non-Qualified Stock Option Grant Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan.

10.24*	Form of Restricted Stock Agreement under the Earle M. Jorgensen Company 2004 Stock Incentive Plan.

10.25	Registration Rights Agreement, dated as of May 17, 2002, by and among the Company, Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc. Incorporated by reference to Exhibit 4.20 to the Company’s 2002 Registration Statement.

10.26	Fourth Amendment to the Earle M. Jorgensen Company Employee Stock Ownership Plan (as amended and restated effective as of April 1, 2001), effective as of April 1, 2003. Incorporated by reference to Exhibit 10.21 to the Company’s 2003 Form 10-K.

10.27	Lease and Agreement, dated as of September 1, 1991, by and between Advantage Corporate Income Fund L.P. and the Company, relating to the sale and lease-back of the Cincinnati, Ohio property. Incorporated by reference to Exhibit 10.31 to the Company’s 1993 Registration Statement.

10.28	Amendment to Holding’s Stock Bonus Plan Trust Agreement, dated as of November 18, 2003. Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 15, 2003.

10.29	Form of Indemnification Agreement of the Company. Incorporated by reference to Exhibit 3.3 of Amendment No. 1 filed on April 8, 2004 to the Company’s Registration Statement on Form S-4 as filed on January 13, 2004 (Registration No. 33-111882).

10.30*	Registration Rights Agreement, dated as of , 2004, by and among the Company, KIA, KP II, KIA III-EMJ and KIA IV.

10.31*	Nominating Agreement, dated as of , 2004, by and among the Company, KIA, KP II, KIA III-EMJ and KIA IV.

21	Subsidiaries of the Company. Incorporated by reference to Exhibit 21 to the Company’s 2004 Form 10-K.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Katten Muchin Zavis Rosenman (contained in its opinion filed as Exhibit 5 hereto).

24	Power of Attorney (see signature page).

*	To be filed by amendment

(b) Financial Statement Schedule

Schedule Number	Description of Schedules*
Schedule II	Valuation and Qualifying Accounts and Reserves

*	All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

EARLE M. JORGENSEN COMPANY

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Charges to costs and expenses	Amounts charged off (net of recoveries)	Balance at end of period
Allowance for doubtful accounts
Year ended March 31, 2002	$427,000	$2,434,000	$(2,409,000)	$452,000
Year ended March 31, 2003	452,000	2,649,000	(2,711,000)	390,000
Year ended March 31, 2004	390,000	2,880,000	(2,669,000)	601,000

Reserve for inventory
Year ended March 31, 2002	$2,231,000	$2,705,000	$(2,411,000)	$2,525,000
Year ended March 31, 2003	2,525,000	2,321,000	(1,669,000)	3,177,000
Year ended March 31, 2004	3,177,000	1,123,000	(912,000)	3,388,000

Item 17. Undertakings.

(1)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lynwood, and State of California on the 30th day of September, 2004.

EARLE M. JORGENSEN COMPANY

By:	/s/ WILLIAM S. JOHNSON
William S. Johnson Chief Financial Officer and Vice President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of William S. Johnson and Maurice S. Nelson, Jr. his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-1 (including any registration statement filed pursuant to Rule 462(b), (c) or (d) under the Securities Act of 1933, and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 30, 2004.

Signature	Title

/s/ DAVID M. RODERICK David M. Roderick	Chairman of the Board and Director

/s/ MAURICE S. NELSON, JR. Maurice S. Nelson, Jr.	Chief Executive Officer, Chief Operating Officer and President and Director (Principal Executive Officer)

/s/ WILLIAM S. JOHNSON William S. Johnson	Chief Financial Officer, Vice President and Secretary (Principal Financial Officer and Accounting Officer)

/s/ FRANK T. NICKELL Frank T. Nickell	Director

/s/ WILLIAM A. MARQUARD William A. Marquard	Director

/s/ DR. JOHN RUTLEDGE Dr. John Rutledge	Director

/s/ EARL L. MASON Earl L. Mason	Director

/s/ DAVID I. WAHRHAFTIG David I. Wahrhaftig	Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm